Exhibit 2.1

BUSINESS COMBINATION AGREEMENT

by and among

QUIDEL CORPORATION,

CORONADO TOPCO, INC.,

ORTHO CLINICAL DIAGNOSTICS HOLDINGS PLC,

LAGUNA MERGER SUB, INC.,

ORCA HOLDCO, INC.

and

ORCA HOLDCO 2, INC.

Dated as of December 22, 2021

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Annex I –	Defined Terms

Exhibit A –	Form of Orca Articles of Association

Exhibit B –	Form of Laguna Post-Merger Certificate of Incorporation

Exhibit C –	Form of Laguna Post-Merger Bylaws

Exhibit D –	Form of Topco Certificate of Incorporation

Exhibit E –	Form of Topco Bylaws

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BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of December 22, 2021, is by and among Quidel Corporation, a Delaware corporation (“Laguna”), Coronado Topco, Inc., a Delaware corporation and a wholly owned subsidiary of Orca (“Topco”), Laguna Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Topco (“U.S. Merger Sub”), Orca Holdco, Inc., a Delaware corporation and a wholly owned subsidiary of Topco (“U.S. Holdco Sub”), Orca Holdco 2, Inc., a Delaware corporation and a wholly owned subsidiary of U.S. Holdco Sub (“U.S. Holdco Sub 2”), and Ortho Clinical Diagnostics Holdings plc, a public limited company incorporated under the laws of England and Wales (“Orca”).

RECITALS

WHEREAS, each of Laguna and Orca desire, upon the terms and subject to the conditions set forth in this Agreement, to effect a strategic combination of their businesses through the Combinations and other transactions contemplated hereby;

WHEREAS, on December 17, 2021, Orca formed Topco and each of Laguna and Orca have determined that from and after the Laguna Effective Time on the Scheme Effective Date, Topco shall act as the parent company for their combined global businesses, incorporated under the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, the board of directors of each of Orca and Topco have unanimously approved the terms for the scheme of arrangement (the “Orca Scheme”) (subject to passing of the Orca Requisite Vote), to be implemented in accordance with, in the case of Orca, Part 26 of the Companies Act 2006, all other relevant provisions of the Companies Act 2006, the UK companies law and all relevant procedural rules and practice directions or similar relating to and relevant to a scheme of arrangement under Part 26 of the Companies Act 2006 (collectively, the “UK Scheme Regulations”) and, in the case of Topco, the relevant provisions of the DGCL;

WHEREAS, the board of directors of each of Orca and Topco have, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Laws of England and Wales (“English Law”) and the DGCL, respectively, unanimously approved this Agreement and the Combinations, including the Orca Scheme and the Contributions, pursuant to which each issued and outstanding ordinary share, par value $0.00001 per share, of Orca (the “Orca Shares”), other than any Orca Shares held by Orca in treasury, shall be acquired by (or transferred within, as the case may be) a DR Nominee on behalf of Topco in exchange for Topco Shares pursuant to the Orca Scheme in exchange for (i) 0.1055 (the “Orca Exchange Ratio”) shares of common stock, par value $0.001 per share, of Topco (the “Topco Shares”); and (ii) the Cash Portion (as defined below) to be paid pursuant to Section 1.4 below, Topco will thereafter contribute depositary interests in the Orca Shares held by the DR Nominee received by it in the Orca Scheme to U.S. Holdco Sub and U.S. Holdco Sub will thereafter contribute such depositary interests in the Orca Shares to U.S. Holdco Sub 2;

WHEREAS, the board of directors of Laguna (the “Laguna Board”) has, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, unanimously approved this Agreement and the Combinations, including the proposed merger of U.S. Merger Sub with and into Laguna immediately following consummation of the Orca Scheme, with Laguna surviving the Laguna Merger as a wholly owned subsidiary of Topco (the “Laguna Merger” and, together with the Orca Scheme, the “Combinations”), pursuant to which each share of common stock, par value $0.001 per share, of Laguna (the “Laguna Shares”), other than Laguna Shares owned by Laguna, Orca, Topco, U.S. Merger Sub or any of their respective wholly owned Subsidiaries, shall be converted into the right to receive one (the “Laguna Exchange Ratio”) Topco Share;

WHEREAS, the board of directors of Orca (the “Orca Board”) has determined that the Combinations, including the Orca Scheme and the other transactions contemplated by this Agreement, are consistent with and will further the business strategies and goals of Orca, and are in the best interests of Orca and its stockholders and (a) has approved the Combinations, including the Orca Scheme (subject to passing of the Orca Requisite Vote) and the other transactions contemplated by this Agreement, (b) declared it advisable to enter into this Agreement and approved the execution, delivery and performance of this Agreement, and (c) has determined, subject to its duties under applicable Law, to recommend that the Orca Shareholders adopt this Agreement, approve the Orca Scheme and the transactions contemplated by this Agreement and pass the Orca Requisite Vote (such recommendation, the “Orca Recommendation”);

WHEREAS, the Laguna Board has determined that the Combinations, including the Laguna Merger and the other transactions contemplated by this Agreement, are consistent with and will further the business strategies and goals of Laguna, and are in the best interests of Laguna and its stockholders, and (a) has approved and declared advisable this Agreement and Combinations, including the Laguna Merger and the transactions contemplated by this Agreement, and (b) has determined, subject to its duties under applicable Law, to recommend that the Laguna stockholders adopt this Agreement and the transactions contemplated by this Agreement (such recommendation, the “Laguna Recommendation”);

WHEREAS, each of the sole stockholder of Topco and the Board of Directors of Topco, the sole stockholder and the Board of Directors of U.S. Merger Sub, the sole stockholder and the Board of Directors of U.S. Holdco Sub, and the sole stockholder and the Board of Directors of U.S. Holdco Sub 2, has determined that the Combinations, including the Orca Scheme, the Laguna Merger and the other transactions contemplated by this Agreement, are consistent with and will further the business strategies and goals of Topco, U.S. Merger Sub, U.S. Holdco Sub, and U.S. Holdco Sub 2, respectively, and are in the best interest of Topco, U.S. Merger Sub, U.S. Holdco Sub, and U.S. Holdco Sub 2, respectively, and each of their respective stockholders, and has approved this Agreement and the Combinations, including the Orca Scheme (subject to receipt of the Orca Requisite Vote), the Laguna Merger and the other transactions contemplated by this Agreement;

WHEREAS, for United States federal income Tax purposes, it is intended that the Combinations, taken together as a single integrated transaction, will qualify as an exchange described in Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”) and the payment of the Cash Portion shall be treated as a payment pursuant to Section 351(b) of the Code and that the Laguna Merger will also qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

WHEREAS, this Agreement shall constitute an “agreement of merger” for purposes of Section 251 of the DGCL and a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3;

WHEREAS, concurrently with the execution of this Agreement, Carlyle Partners VI Cayman Holdings, L.P., a Cayman Islands exempted limited partnership (“Carlyle”) and holder of approximately 49.79% of the Orca Shares (as defined below) that are issued and outstanding on the date hereof, is executing and delivering to Laguna a transaction support agreement, pursuant to which Carlyle is agreeing to, among other things, take certain actions in support of the Combinations on the terms and conditions set forth therein;

WHEREAS, concurrently with the execution of this Agreement, Topco, Laguna, Orca and Carlyle are entering into a stockholders agreement regarding certain rights of Carlyle as a stockholder of Topco from and after the Orca Effective Time; and

WHEREAS, each of the parties desires to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties agree as follows:

ARTICLE I

THE COMBINATIONS

Section 1.1. The Combinations.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with English Law (including the UK Scheme Regulations), the Orca Scheme and the DGCL, as applicable, at the Orca Effective Time, having received the Orca Scheme Order which shall have been duly filed with the Registrar, the Orca Scheme shall occur, upon the consummation of which all Orca Shares, other than the Excluded Orca Shares, will be transferred to Computershare Limited or another company mutually acceptable to Laguna and Orca and falling within Section 67(6) of the Finance Act 1986 (such company, a “DR Nominee”) on behalf of Topco in exchange for Topco Shares, such that Orca will become a wholly-owned direct subsidiary of the DR Nominee on behalf of Topco and Topco shall allot and issue the Topco Shares in accordance with Section 1.4. The Orca Scheme shall have the effects set forth in this Agreement and the Orca Scheme Terms. The parties shall take all actions necessary so that the articles of association of Orca shall be amended as part of the Orca Scheme, and as of the Orca Effective Time, to read in their entirety in the form attached hereto as Exhibit A, and such articles, as so amended, shall be the articles of Orca until thereafter changed or amended as provided therein or by applicable Law. In this Clause 1.1(a), references to Orca Shares being transferred to the DR Nominee on behalf of Topco shall, to the extent that such Orca Shares are already held by the DR Nominee at the Orca Effective Time, be construed as references to the DR Nominee ceasing to hold such Orca Shares on behalf of any other person and commencing holding such Orca Shares on behalf of Topco. As of the Orca Effective Time, the sole member of the board of directors of Orca shall be an individual reasonably acceptable to Laguna, and shall hold office in accordance with the articles of association of Orca, as amended as part of the Orca Scheme. As of the Orca Effective Time, the officers of Orca shall be individuals reasonably acceptable to Laguna, and shall hold office in accordance with the articles of association of Orca, as amended as part of the Orca Scheme.

(b) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Laguna Effective Time, the Laguna Merger shall occur, upon the consummation of which U.S. Merger Sub shall be merged with and into Laguna, the separate existence of U.S. Merger Sub shall thereupon cease and Laguna shall continue as the surviving corporation (the “Laguna Merger Surviving Corporation”). The Laguna Merger shall be preceded by the completion of the Orca Scheme. As a result of the Laguna Merger, Laguna shall become a wholly owned direct Subsidiary of Topco. The Laguna Merger shall have the effects specified in the DGCL. Without limiting the generality of the foregoing, from and after the Laguna Effective Time, the Laguna Merger Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of Laguna and U.S. Merger Sub, all as provided under the DGCL. At the Laguna Effective Time, the certificate of incorporation of Laguna shall be amended to read in its entirety in the form attached hereto as Exhibit B, and as so amended, shall be the certificate of incorporation of the Laguna Merger Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. The parties shall take all actions necessary so that the bylaws of Laguna shall be amended as of the Laguna Effective Time to read in their entirety in the form attached hereto as Exhibit C, and such bylaws, as so amended, shall be the bylaws of the Laguna Merger Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. As of the Laguna Effective Time, the sole member of the board of directors of U.S. Merger Sub shall be an individual reasonably acceptable to Laguna, and shall hold office in accordance with the certificate of incorporation and bylaws of the Laguna Merger Surviving Corporation. As of the Laguna Effective Time, the sole officer of Laguna immediately prior to the Laguna Effective Time shall be an individual reasonably acceptable to Laguna, and shall hold office in accordance with the certificate of incorporation and bylaws of the Laguna Merger Surviving Corporation.

Section 1.2. Closing. Topco and Orca shall each use their respective reasonable best efforts to obtain the Orca Scheme Order, including by promptly making all necessary applications under, and otherwise satisfying the requirements of, the UK Scheme Regulations, as promptly as practicable after the date hereof (but excluding any obligation to agree to any conditions or modifications to the Orca Scheme in respect of any substantive action or agreement) and subject to the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of such conditions), and will appear by counsel reasonably satisfactory to the parties (the “Scheme Counsel”) at a hearing (an “Orca Sanction Hearing”) to seek an order of the High Court of England and Wales (the “English Court”) under the UK Scheme Regulations sanctioning the Orca Scheme (the “Orca Scheme Order”) which shall be effective once the Orca Scheme Order is duly filed with the Registrar in accordance with Section 1.3(a) (such date the “Scheme Effective Date”). The date on which the Orca Scheme Order is filed with the Registrar in accordance with Section 1.3(a) shall be the “Closing Date,” and the time at which the Registrar receives the Orca Scheme Order shall be the “Closing.” Following the receipt of the Orca Scheme Order, the parties shall not take any action to amend, modify, rescind or terminate the Orca Scheme Order. For purposes of this Agreement, “Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in (i) London, England and (ii) New York, State of New York, United States of America.

Section 1.3. Effective Time.

(a) The parties shall make or cause to be made all filings and recordings required by English Law and the DGCL in connection with the due and effective implementation of the Orca Scheme, including the due filing of the Orca Scheme Order with the Registrar of Companies in England and Wales (the “Registrar”), as required in accordance with the UK Scheme Regulations and applicable Law as promptly as practicable following the grant by the English Court of the Orca Scheme Order.

(b) Subject to the terms and conditions set forth in this Agreement, on the date on which the Orca Scheme Order is duly filed with the Registrar, and as soon as practicable after such time, and in no event prior thereto, Laguna shall file a certificate of merger relating to the Laguna Merger (the “Laguna Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL, which Laguna Certificate of Merger shall specify the Laguna Effective Time contemplated by Section 1.3(c).

(c) The parties agree that the Combinations shall become effective sequentially (i) with the Orca Scheme Order becoming effective on the Scheme Effective Date at the time the Orca Scheme Order is duly delivered to the Registrar, such time being the “Orca Effective Time” and (ii) with the Laguna Certificate of Merger providing that the Laguna Merger shall become effective on the Scheme Effective Date immediately following the Orca Effective Time (or such subsequent time as Orca and Laguna shall agree and as shall be specified in the Laguna Certificate of Merger, and in no event prior to the Orca Effective Time), such time being the “Laguna Effective Time”.

Section 1.4. Effect of the Orca Scheme on Orca Shares. As a result of the Orca Scheme and without any action on the part of Topco (other than in respect of the allotment and issuance of Topco shares in accordance with Section 1.7), Orca, or the holder of any capital stock of Topco or Orca, at the Orca Effective Time:

(a) Transfer of Orca Shares. Each issued and outstanding Orca Share at the Orca Effective Time (other than Orca Shares that are held in the treasury of Orca immediately prior to the Orca Effective Time (each, an “Excluded Orca Share”)) shall be transferred to the DR Nominee (for the benefit of Topco) in accordance with the terms of this Agreement and the Orca Scheme such that the holders of the Orca Shares (and any holders of depositary interests in Orca Shares) shall cease to have any rights with respect to the Orca Shares, except their rights under the Orca Scheme. At the Orca Effective Time, or as soon as reasonably practicable thereafter, the statutory register of members for Orca shall be updated in accordance with the Orca Scheme to reflect the transfer of the Orca Shares under the Orca Scheme to Topco. In this Clause 1.4(a), references to Orca Shares being transferred to the DR Nominee (for the benefit of Topco) shall, to the extent that such Orca Shares are already held by the DR Nominee at the Orca Effective Time, be construed as references to the DR Nominee ceasing to hold such Orca Shares for the benefit of any other person and commencing holding such Orca Shares for the benefit of Topco.

(b) Topco Share and Cash Allotment. Subject to and in consideration for the transfer of the Orca Shares pursuant to Section 1.4(a), Topco shall, under the Orca Scheme and subject to the terms and conditions thereof and subject to Section 1.7, allot and issue, for each issued and outstanding Orca Share at the Orca Effective Time (other than the Excluded Orca Shares), (i) the Orca Exchange Ratio of a validly issued, fully paid and non-assessable Topco Share, having the terms set forth in the Topco Charter together with all rights at the Orca Effective Time or thereafter attached thereto, including the right to receive and retain all dividends and other distributions (if any) (the “Share Portion”) and (ii) the right to receive from Topco $7.14 in cash (the “Cash Portion” and, together with the Share Portion, the “Orca Scheme Consideration”) immediately following the Orca Effective Time, without any interest thereon and, in each case, subject to any withholding Taxes required by applicable Law in accordance with Section 1.10. The parties’ obligations in relation to the allotment and issue of the Topco Shares will be as set out more specifically in the Orca Scheme.

(c) Exchange of Interests in Orca Shares. As of the Orca Effective Time, the DR Nominee on behalf of Topco shall (to the extent that it is not already the holder) become the holder of all such Orca Shares and each depositary receipt with depositary intermediaries participating in the centralized depositary and clearing system managed by Computershare Trust Company, N.A. (the “Orca Depositary”) previously representing any such shares shall thereafter be represented by Topco Shares allotted for such Orca Shares in the Orca Scheme in accordance with the Orca Scheme Terms, and Section 1.4(a), Section 1.4(b) and Section 1.7 of this Agreement.

(d) No Fractional Shares. No fractional Topco Shares will be issued in the Orca Scheme to any holder of Orca Shares. Notwithstanding any other provision of this Agreement, each holder of Orca Shares converted pursuant to Section 1.4Section 1.5(a) whom would otherwise have been entitled to receive a fraction of a Topco Share shall receive from the Exchange Agent, in lieu thereof, cash (without interest) in an amount representing such holder’s proportionate interest in the net proceeds from the sale by the Exchange Agent on behalf of all such holders of Topco Shares which would otherwise be issued (the “Excess Orca Scheme Shares”). The sale of the Excess Orca Scheme Shares by the Exchange Agent shall be executed on Nasdaq, and shall be executed in round lots to the extent practicable. Until the net proceeds of such sale or sales have been distributed to such former holders of Orca Shares, the Exchange Agent shall hold such proceeds in trust for such holders (the “Fractional Interests Trust”). Topco shall pay all commissions, transfer Taxes and other out-of-pocket transaction costs incurred in connection with such sale of the Excess Orca Scheme Shares. The Exchange Agent shall determine the portion of the Fractional Interests Trust to which each holder of Orca Shares shall be entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Fractional Interests Trust by a fraction, the numerator of which is the amount of fractional Topco Shares to which such former holder of Orca Shares is entitled and the denominator of which is the aggregate amount of fractional Topco Shares to which all holders of Orca Shares are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Orca Shares in lieu of fractional Topco Shares, the Exchange Agent shall make available such amounts to such former holders of Orca Shares. Any such sale shall be made within ten (10) Business Days or such shorter period as may be required by applicable Law as soon as reasonably practicable after the Orca Effective Time.

(e) Orca Shareholder Definition. As used in this Agreement, “Orca Shareholder” means a registered holder of Orca Shares as shown from time to time on Orca’s register of members.

(f) Topco and Orca shall take all action necessary so that the Topco Shares owned by Orca shall be transferred to Topco, effective as of the Orca Effective Time, for no consideration.

Section 1.5. Effect of the Laguna Merger on Laguna Shares; Laguna Merger Exchange.

(a) As a result of the Laguna Merger and the transactions contemplated by Section 1.2 and without any additional action on the part of Laguna, U.S. Merger Sub or the holders of any capital stock of Laguna or U.S. Merger Sub, at the Laguna Effective Time:

(i) Laguna Merger Consideration. Topco shall allot and issue for each Laguna Share (other than Excluded Laguna Shares) issued and outstanding immediately prior to the Laguna Effective Time, and each such Laguna Share shall automatically be converted into the right to receive, the Laguna Exchange Ratio of fully paid and non-assessable Topco Shares, having the terms set forth in the Topco Charter (such number of Topco Shares, the “Laguna Merger Consideration” and, together with the Orca Scheme Consideration, the “Combination Consideration”).

(ii) Excluded Laguna Shares. Each Laguna Share owned by Laguna, Orca or U.S. Merger Sub, and in each case not held on behalf of third parties (each, an “Excluded Laguna Share”), issued and outstanding immediately prior to the Laguna Effective Time shall automatically be cancelled and shall cease to exist, with no consideration being paid with respect thereto.

(iii) U.S. Merger Sub Shares. Each issued and outstanding share of common stock, par value $0.01 per share, of U.S. Merger Sub issued and outstanding immediately prior to the Laguna Effective Time shall automatically be converted into the right to receive one fully paid and non-assessable share of common stock, par value $0.01, of the Laguna Merger Surviving Corporation, which shares at such time shall comprise the only outstanding shares of capital stock of the Laguna Merger Surviving Corporation.

(b) In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of Laguna Shares in connection with the Laguna Merger.

(c) No Fractional Shares. No fractional Topco Shares will be issued in the Laguna Merger to any holder of Laguna Shares.

(d) Unclaimed Funds. Any portion of the Exchange Fund and Fractional Interests Trust that remains unclaimed by the former stockholders of Laguna for 180 days after the Laguna Effective Time shall be delivered to Topco. Any former stockholders of Laguna who have not theretofore complied with Section 1.8 shall thereafter look only to Topco for delivery of any Topco Shares or Fractional Interests Trust of such stockholders and payment of any dividends and other distributions in respect of Topco Shares of such stockholder payable and/or issuable pursuant to this Section 1.5 upon delivery to the Exchange Agent of the applicable certificates formerly representing the Laguna Shares or written instructions for the transfer and cancellation of any entry in the records of Laguna or its transfer agent formerly representing the Laguna Shares, in each case, without any interest thereon. Notwithstanding the foregoing, none of Topco, Orca, Laguna, U.S. Merger Sub, the Exchange Agent or any other Person shall be liable to any former holder of Laguna Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

Section 1.6. Effect of the Combinations on Options and Awards.

(a) Effect of the Orca Scheme on Orca Stock Awards.

(i) Each option to subscribe for Orca Shares (an “Orca Stock Option”) granted under the employee and director stock plans of Orca (the “Orca Stock Plans”), whether vested or unvested, that is outstanding immediately prior to the Orca Effective Time shall cease to represent a right to acquire Orca Shares and shall automatically, without any action on the part of the holders thereof, be converted, at the Orca Effective Time, into (A) an option to purchase Topco Shares (a “Topco Stock Option”) on the same terms and conditions as were applicable under such Orca Stock Option, except as adjusted hereby, (B) with respect to the portion of such Orca Stock Option that is vested as of the Orca Effective Time, a right to receive payment, in cash, equal to the Cash Portion in respect of the Orca Shares that are subject to the vested portion of the Orca Stock Option, and payable pursuant to Section 1.6(a)(vi) below, and (C) with respect to the portion of such Orca Stock Option that is not vested as of the Orca Effective Time, a right to receive payment, in cash, equal to the Cash Portion in respect of the Orca Shares that are subject to the unvested portion of the Orca Stock Option, payable through the payroll system or payroll provider of Topco or its affiliate and subject to applicable withholding, as and when the corresponding portion of the Orca Stock Option vests in accordance with its existing terms (and subject to the same vesting conditions as the existing Orca Stock Option). The number of Topco Shares subject to each such Topco Stock Option shall be equal to the product (rounded down to the nearest whole number) of (x) the number of Orca Shares subject to such Orca Stock Option immediately prior to the Orca Effective Time and (y) the Orca Exchange Ratio, and such Topco Stock Option shall have an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per Orca Share of such option immediately prior to the Orca Effective Time divided by (B) the Orca Exchange Ratio; provided, however, that the exercise price and the number of Topco Shares purchasable pursuant to such Topco Stock Option will be determined in a manner consistent with the requirements of Section 409A of the Code, without reducing the total value of consideration provided to the holders of Orca Stock Options hereunder; provided, further, that in the case of any Orca Stock Option to which Section 422 of the Code applies, the exercise price and the number of Topco Shares purchasable pursuant to such Orca Stock Option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code without reducing the total value of consideration provided to the holders of Orca Stock Options hereunder.

(ii) Each award of restricted stock, restricted stock units or other similar rights or awards granted under an Orca Stock Plan and relating to Orca Shares (any such award an “Orca Equity Right” and such awards together with the Orca Stock Options, the “Orca Stock Awards”) that is outstanding immediately prior to the Orca Effective Time shall automatically, without any action on the part of the holders thereof, cease to relate to or represent a right to receive Orca Shares and shall be converted, at the Orca Effective Time, into (A) an award of restricted stock, restricted stock units, or other similar rights or awards, as applicable, relating to Topco Shares (a

“Topco Equity Right” and, together with the Topco Stock Options, “Topco Stock Awards”) of the same type and on the same terms and conditions as were applicable to the corresponding Orca Equity Right, except as adjusted hereby, and (B) with respect to the portion of such Orca Equity Right that is not vested as of the Orca Effective Time, a right to receive payment, in cash, equal to the Cash Portion in respect of the Orca Shares that are subject to the unvested portion of the Orca Equity Right, payable through the payroll system or payroll provider of Topco or its affiliate and subject to applicable withholding, as and when the corresponding portion of the Orca Equity Right vests in accordance with its existing terms (and subject to the same vesting conditions as the existing Orca Equity Right). The number of Topco Shares covered by each such Topco Equity Right shall be equal to the product (rounded to the nearest whole number) of (x) the number of Orca Shares subject to the Orca Equity Right immediately prior to the Orca Effective Time and (y) the Orca Exchange Ratio.

(iii) To the extent any Orca Stock Award is, immediately prior to the Orca Effective Time, subject to performance-based vesting based on the attainment of a stock price level or target (a “Stock Price Hurdle”), such Stock Price Hurdle shall be adjusted to reflect the Orca Scheme Consideration.

(iv) As soon as practicable after the Orca Effective Time, Topco shall deliver to the holders of Orca Stock Awards appropriate notices setting forth such holders’ rights pursuant to the respective Orca Stock Awards and stating that such Orca Stock Awards and the agreements relating thereto have been assumed by Topco and shall continue in effect on the same terms and conditions (subject to the adjustments required or permitted by Section 1.6(a) after giving effect to the Orca Scheme and the terms of the Orca Stock Plans).

(v) Prior to the Orca Effective Time, Orca shall take all necessary actions for the adjustment of Orca Stock Awards under this Section 1.6(a); provided that such actions shall expressly be conditioned upon the consummation of the Combinations and the other transactions contemplated hereby and shall be of no effect if this Agreement is terminated. Topco shall reserve for issuance a number of Topco Shares at least equal to the number of Topco Shares that will be issuable pursuant to Topco Stock Awards as a result of the actions contemplated by this Section 1.6(a).

(vi) All cash payments described in this Section 1.6(a) shall be paid through the payroll system or payroll provider of Topco or its affiliate; provided that for purposes of Section 1.10, the withholding applicable to the Cash Portion shall be applied solely to such Cash Portion and the withholding applicable to the Share Portion shall be applied solely to such Share Portion. Notwithstanding the foregoing, if any such payment cannot be made through such payroll system or payroll provider, then Topco or its affiliate will issue a check for such payment promptly following the Closing Date.

(b) Effect of the Laguna Merger on Laguna Stock Awards.

(i) Each option to purchase Laguna Shares (a “Laguna Stock Option”) granted under the employee and director stock plans of Laguna (the “Laguna Stock Plans”), whether vested or unvested, that is outstanding immediately prior to the Laguna Effective Time shall automatically, without any action on the part of the holders thereof, cease to represent a right to acquire Laguna Shares and shall be converted, at the Laguna Effective Time, into a Topco Stock

Option on the same terms and conditions as were applicable under such Laguna Stock Option, except as adjusted hereby. The number of Topco Shares subject to each such Topco Stock Option shall be equal to the product (rounded down to the nearest whole number) of (x) the number of Laguna Shares subject to such option immediately prior to the Laguna Effective Time and (y) the Laguna Exchange Ratio, and such Topco Stock Option shall have an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per Laguna Share of such Laguna Stock Option immediately prior to the Laguna Effective Time divided by (B) the Laguna Exchange Ratio; provided, however, that the exercise price and the number of Topco Shares purchasable pursuant to such Topco Stock Option will be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any Laguna Stock Option to which Section 422 of the Code applies, the exercise price and the number of Topco Shares purchasable pursuant to such Laguna Stock Option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code.

(ii) Each award of restricted stock units, performance restricted stock units or other similar rights or awards granted under a Laguna Stock Plan and relating to Laguna Shares (any such award a “Laguna Equity Right” and such awards together with the Laguna Stock Options, the “Laguna Stock Awards”) that is outstanding immediately prior to the Laguna Effective Time shall automatically, without any action on the part of the holders thereof, cease to relate to or represent a right to receive Laguna Shares and shall be converted, at the Laguna Effective Time, into a Topco Equity Right of the same type and on the same terms and conditions as were applicable to the corresponding Laguna Equity Right, except as adjusted hereby. The number of Topco Shares covered by each such Topco Equity Right shall be equal to the product (rounded to the nearest whole number) of (x) the number of Laguna Shares subject to the Laguna Equity Right immediately prior to the Laguna Effective Time and (y) the Laguna Exchange Ratio.

(iii) To the extent any Laguna Stock Award is, immediately prior to the Laguna Effective Time, subject to any performance-based vesting or other performance conditions, the Laguna Board, or an applicable committee thereof, may, prior to the Orca Effective Time make such equitable adjustments, if any, to the applicable performance goals or conditions relating to such Laguna Stock Awards, as the Laguna Board may determine to be necessary or appropriate as a result of the consummation of the Combinations, which equitable adjustments shall take effect upon and be subject to the consummation of the Combinations and, in each case, subject to and in accordance with the terms and conditions of the Laguna Stock Plans and the Laguna Stock Awards.

(iv) As soon as practicable after the Laguna Effective Time, Topco shall deliver to the holders of Laguna Stock Awards appropriate notices setting forth such holders’ rights pursuant to the respective Laguna Stock Awards and stating that such Laguna Stock Awards and the agreements relating thereto have been assumed by Topco and shall continue in effect on the same terms and conditions (subject to the adjustments required or permitted by Section 1.6(b) after giving effect to the Laguna Merger and the terms of the Laguna Stock Plans).

(v) Prior to the Laguna Effective Time, Laguna shall take all necessary action for the adjustment of Laguna Stock Awards under this Section 1.6(b); provided, that such actions shall expressly be conditioned upon the consummation of the Combinations and the other transactions contemplated hereby and shall be of no effect if this Agreement is terminated. Topco shall reserve for issuance a number of Topco Shares at least equal to the number of Topco Shares that will be issuable pursuant to Topco Stock Awards as a result of the actions contemplated by this Section 1.6(b).

(vi) Prior to the Laguna Effective Time, the Board of Directors of Laguna or the appropriate committee thereof shall take all reasonable actions, including adopting any necessary resolutions or amendments with respect to the Laguna’s Amended and Restated 1983 Employee Stock Purchase Plan (the “Laguna ESPP”) to effectuate the following: (i) to cause the “Purchase Period” (as defined in the Laguna ESPP) commencing on August 15, 2021 to be the final Purchase Period under the Laguna ESPP and the options under the Laguna ESPP to be exercised on the earlier of (x) the scheduled purchase date for such Purchase Period and (y) the date that is five business days prior to the Laguna Effective Time (with any participant payroll deductions not applied to the purchase of shares returned to the participant) and (ii) to terminate the Laguna ESPP effective immediately prior to the Laguna Effective Time.

(vii) Prior to the Scheme Effective Date, Topco shall adopt an employee stock purchase plan on terms mutually agreeable between Laguna and Orca, and submit such employee stock purchase plan for approval by the stockholders of Topco in a manner compliant with applicable law.

(c) At the Orca Effective Time and the Laguna Effective Time, as applicable, if Topco determines that it desires to do so, Topco may assume any or all of the Orca Stock Plans or Laguna Stock Plans. If Topco elects to so assume any Orca Stock Plan or Laguna Stock Plan, then, under such Orca Stock Plan or Laguna Stock Plan, as applicable, Topco will be entitled to grant stock awards, to the extent permissible under applicable Laws, using the share reserves of such Orca Stock Plan or Laguna Stock Plan, as applicable, as of the Orca Effective Time or Laguna Effective Time, as applicable (including any shares returned to such share reserves as a result of the termination or forfeiture of a Topco Stock Award that is issued or granted in substitution of an Orca Stock Award or Laguna Stock Award pursuant to this Section 1.6), except that: (i) shares covered by such awards will be Topco Shares; (ii) all references in such Orca Stock Plan or Laguna Stock Plan to a number of shares will be deemed amended to refer instead to that number of Topco Shares (rounded down to the nearest whole share) as adjusted pursuant to the application of the Orca Exchange Ratio or Laguna Exchange Ratio, as applicable; and (iii) the Board of Directors of Topco (the “Topco Board”) or a committee thereof will succeed to the authority and responsibility of the Orca Board or Laguna Board or any committee thereof with respect to the administration of such Orca Stock Plan or Laguna Stock Plan, as applicable.

(d) As soon as practicable following the Laguna Effective Time, Topco shall file a registration statement on Form S-8 (or any successor or other appropriate forms) with respect to Topco Shares subject to the Topco Stock Awards held by individuals who are employees, directors or consultants of Topco and its Subsidiaries as of the Scheme Effective Date.

Section 1.7. Exchange of Orca Shares.

(a) Exchange Agent. As promptly as practicable following the date hereof, Topco shall appoint a United States bank or trust company or other independent financial institution in the United States reasonably satisfactory to Orca and Laguna (the “Exchange Agent”) to act, among other things, as exchange agent for the Orca Scheme and the Laguna Merger and to deliver the Orca Scheme Consideration (including all cash payable pursuant to Section 1.6) and the Laguna Merger Consideration to former stockholders of Orca and Laguna, respectively. The parties shall enter into an Exchange Agent Agreement with the Exchange Agent, which agreement shall set forth the duties, responsibilities and obligations of the Exchange Agent consistent with the terms of this Agreement.

(b) Orca Shares shall be transferred under the Orca Scheme in exchange for the Orca Scheme Consideration (without interest and after giving effect to any required Tax withholdings as provided in Section 1.10) in accordance with this Agreement, the Orca Scheme Terms, the Orca Scheme Order, the rules and procedures of any depositary or clearing agency through which such shares are held or traded and applicable Law. Prior to the Orca Sanction Hearing, Laguna will irrevocably commit to Topco and, as may be required, the English Court (on terms satisfactory to each of them) to make available to Topco the Cash Portion of the Orca Scheme Consideration, such that on the Closing Date and immediately following the Laguna Effective Time and in full satisfaction of any obligation to pay the Cash Portion to holders of Orca Shares, Laguna shall deposit, or cause to be deposited, in each case on behalf of Topco, with the Exchange Agent, for the benefit of the holders of Orca Shares issued and outstanding immediately prior to the Orca Effective Time, for exchange in accordance with Section 1.6 through the Exchange Agent, sufficient cash to make delivery of the Cash Portion to such holders pursuant to Section 1.4(d).

(c) Each Excluded Orca Share shall immediately following the Orca Effective Time be cancelled and shall cease to exist, with no consideration being paid with respect thereto.

Section 1.8. Exchange of Laguna Certificates and Laguna Book-Entry Shares.

(a) Exchange Fund. Topco shall deposit with the Exchange Agent, for the benefit of the holders of Laguna Shares (other than the Excluded Laguna Shares), for exchange in accordance with this ARTICLE I, a number of Topco Shares equal to the total number of Topco Shares issuable pursuant to Section 1.5 (the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver Topco Shares contemplated to be issued pursuant to Section 1.5 out of the Exchange Fund.

(b) Exchange Procedures.

(i) Certificates. As soon as practicable after the Laguna Effective Time (and in no event later than five (5) days after the Laguna Effective Time), Topco shall cause the Exchange Agent to mail to each Person that was, immediately prior to the Laguna Effective Time, a holder of record of Laguna Shares (other than the Excluded Laguna Shares) represented by a certificate (each a “Laguna Certificate”): (A) an appropriate and customary letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Laguna Certificates shall pass, only upon delivery of the Laguna Certificates to the Exchange Agent, and shall otherwise be in such form as Topco, Laguna and the Exchange Agent shall reasonably agree; and (B) instructions for use in effecting the surrender of the Laguna Certificates (or affidavits of loss in lieu of the Laguna Certificates as provided in Section 1.8(e)) in exchange for the Laguna Merger Consideration. Upon surrender of a Laguna Certificate (or affidavit of loss in lieu of the Laguna Certificate as provided in Section 1.8(e)) to the Exchange Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such Laguna Certificate shall be entitled to receive in exchange therefor the Laguna Merger Consideration (after giving effect to any required

Tax withholdings as provided in Section 1.10), and the Laguna Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Laguna Certificates. In the event of a transfer of ownership of Laguna Shares that is not registered in the transfer records of Laguna, the Laguna Merger Consideration, upon due surrender of the Laguna Certificate, may be issued to such transferee if the Laguna Certificate formerly representing such Laguna Shares is presented to the Exchange Agent, accompanied by all documents reasonably required by Topco to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable. Until surrendered as contemplated hereby, each Laguna Certificate shall be deemed at any time after the Laguna Effective Time to represent only the right to receive the Laguna Merger Consideration (in each case, without interest and after giving effect to any required Tax withholdings as provided in Section 1.10) as contemplated by this Agreement. For the purposes of this Agreement, the term “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or Self-Regulatory Organization or other entity of any kind or nature. “Self-Regulatory Organization” means any United States or non-United States commission, board, agency or body that is not a Governmental Entity but is charged with the supervision or regulation of brokers, dealers, securities underwriting or trading, stock exchanges, commodities exchanges, electronic communication networks, insurance companies or agents, investment companies or investment advisers, including Nasdaq Global Select Market (“Nasdaq”).

(ii) Laguna Book-Entry Interests. Notwithstanding anything to the contrary contained in this Agreement, no holder of rights to an entry in the records of Laguna or its transfer agent representing Laguna Shares (the “Laguna Book-Entry Interests”) shall be required to deliver a Laguna Certificate or, in the case of holders of Laguna Book-Entry Interests held through The Depositary Trust Company, an executed letter of transmittal to the Exchange Agent to receive the Laguna Merger Consideration that such holder is entitled to receive pursuant to this Section 1.8. In lieu thereof, each holder of record of one or more Laguna Book-Entry Interests held through The Depositary Trust Company whose Laguna Shares were converted into the right to receive the Laguna Merger Consideration shall automatically upon the Laguna Effective Time be entitled to receive, and Topco shall cause the Exchange Agent to pay and deliver as promptly as practicable after the Laguna Effective Time, in respect of each such Laguna Book-Entry Interest the Laguna Merger Consideration, without interest and after giving effect to any required Tax withholdings as provided in Section 1.10), and such Laguna Book-Entry Interests of such holder shall forthwith be cancelled. As soon as practicable after the Laguna Effective Time (and in no event later than five (5) days after the Laguna Effective Time), Topco shall cause the Exchange Agent to mail to each Person that was, immediately prior to the Laguna Effective Time, a holder of record of Laguna Book-Entry Interests not held through The Depositary Trust Company: (A) an appropriate and customary letter of transmittal, which shall be in such form as Topco, Laguna and the Exchange Agent shall reasonably agree; and (B) instructions for returning such letter of transmittal in exchange for the Laguna Merger Consideration. Upon delivery of such letter of transmittal to the Exchange Agent, in accordance with the terms of such letter of transmittal, duly executed, the holder of such Laguna Book-Entry Interests shall be entitled to receive in exchange therefor the Laguna Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 1.10), and such Laguna Book-Entry Interests so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of Laguna Book-Entry Interests. The Laguna Merger Consideration with respect to Laguna Book-Entry Interests shall only be made to the Person in whose name such Laguna Book-Entry Interests are registered. Until paid or surrendered as contemplated hereby, each Laguna Book-Entry Interest shall be deemed at any time after the Laguna Effective Time to represent only the right to receive the Laguna Merger Consideration as contemplated by this Agreement.

(c) Transfer Books; No Further Ownership Rights in Shares. At the Laguna Effective Time, the stock transfer books of Laguna shall be closed and thereafter there shall be no further registration of transfers of Laguna Shares on the records of Laguna. From and after the Laguna Effective Time, the holders of Laguna Certificates and Laguna Book-Entry Interests representing Laguna Shares outstanding immediately prior to the Laguna Effective Time shall cease to have any rights with respect to such shares except as otherwise provided for herein or by applicable Law, subject, however, to the Laguna Merger Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Laguna Effective Time that may have been declared or made by Laguna on such Laguna Shares not in violation of the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Laguna Effective Time. If, after the Laguna Effective Time, Laguna Certificates representing Laguna Shares are presented to Topco for any reason, they shall be cancelled and exchanged for the Laguna Merger Consideration as provided in this Agreement.

(d) Termination of Fund; Abandoned Property; No Liability. At any time following one (1) year after the Scheme Effective Date, Topco shall be entitled to require the Exchange Agent to deliver to it, or its nominee, any Topco Shares remaining in the Exchange Fund made available to the Exchange Agent and not delivered to holders of Laguna Certificates or Laguna Book-Entry Interests, and thereafter such holders shall be entitled to look only to Topco (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Laguna Merger Consideration payable upon due surrender of their Laguna Certificates or Laguna Book-Entry Interests and compliance with the procedures in Section 1.8. If, prior to six (6) years after the Scheme Effective Date (or otherwise immediately prior to such time on which any payment in respect hereof would escheat to or become the property of any Governmental Entity pursuant to any applicable abandoned property, escheat or similar Laws), any holder of Laguna Certificates or Laguna Book-Entry Interests has not complied with the procedures in Section 1.8 to receive the Laguna Merger Consideration to which such holder would otherwise be entitled, the Laguna Merger Consideration to which such holder would otherwise be entitled in respect of such Laguna Certificates or Laguna Book-Entry Interests shall, to the extent permitted by applicable Law, become the property of Topco, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, neither Topco nor the Exchange Agent shall be liable to any holder of a Laguna Certificate or Laguna Book-Entry Interests for Laguna Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Laguna Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Laguna Certificates, upon the making of an affidavit of that fact by the holder thereof, the Laguna Merger Consideration payable in respect thereof pursuant to Section 1.5 hereof (after giving effect to any required Tax withholdings as provided in Section 1.10); provided, however, that Topco or the Exchange Agent may, in its reasonable discretion and as a condition precedent to the payment of the Laguna Merger Consideration, require the owners of such lost, stolen or destroyed Laguna Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Topco or the Exchange Agent with respect to the Laguna Certificates alleged to have been lost, stolen or destroyed.

(f) Distributions with Respect to Unexchanged Topco Shares. No dividends or other distributions declared or made after the Laguna Effective Time with respect to Topco Shares with a record date after the Laguna Effective Time shall be paid to the holder of any unsurrendered Laguna Certificate or Laguna Book-Entry Interest with respect to Topco Shares represented thereby, unless and until the holder of such Laguna Certificate or Laguna Book-Entry Interest shall surrender such Laguna Certificate or Laguna Book-Entry Interest. Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Laguna Certificate, there shall be paid by Topco to the holder of the certificates representing Topco Shares issued in exchange therefor, without interest, (i) promptly, the amount of dividends or other distributions with a record date after the Laguna Effective Time theretofore paid with respect to such Topco Shares and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Laguna Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such Topco Shares.

Section 1.9. Contributions. Immediately following, and as part of a plan that includes, the Combinations, Topco shall transfer (the “First Contribution”) 100% of the depositary interests in the issued and outstanding Orca Shares held by the DR Nominee and the Deferred Shares to U.S. Holdco Sub as a contribution to capital and, at least two days following the First Contribution, U.S. Holdco Sub will transfer (the “Second Contribution” and, collectively with the First Contribution, the “Contributions”), 100% of the depositary interests in the issued and outstanding Orca Shares held by U.S. Holdco Sub and the Deferred Shares to U.S. Holdco Sub 2, a newly formed Delaware corporation wholly owned by U.S. Holdco Sub.

Section 1.10. Withholding. Each of Laguna, Orca, Topco, the Laguna Merger Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement or the Orca Scheme such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or non-U.S. Tax Law. To the extent that amounts are so withheld by Laguna, Orca, Topco, the Laguna Merger Surviving Corporation or the Exchange Agent, as the case may be and paid over to the appropriate Tax authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the recipient in respect of which such deduction and withholding was made. All parties to this Agreement shall cooperate in coordinating the deduction and withholding of any Tax required to be deducted and withheld under applicable Tax Law.

Section 1.11. Merger Consideration Adjustment. In the event that between the date of this Agreement and the Laguna Effective Time, the outstanding Orca Shares or Laguna Shares or securities convertible into, or exercisable or exchangeable for Orca Shares or Laguna Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend or distribution, subdivision, reclassification, recapitalization, split, combination, consolidation or exchange of shares, or any similar event shall have occurred, then any number or amount contained herein (including any exchange ratio) which is based upon the number of Orca Shares or Laguna Shares, as the case may be, will be appropriately adjusted to provide to the stockholders of both Orca and Laguna the same economic effect as contemplated by this Agreement prior to such event.

Section 1.12. Orca and Topco Actions Prior to and at Closing.

(a) On or prior to Closing, Orca shall procure that a meeting of the Orca Board is held at which resolutions are passed (conditional upon the delivery of the Orca Scheme Order to the Registrar and effective as at the Orca Effective Time) approving: (i) the transfer to (or, as applicable, within) the DR Nominee of the Orca Shares provided to be transferred under the Orca Scheme and the registration as a member of such person(s) in accordance with the Orca Scheme in respect of such Orca Shares, with such Orca Shares to be subsequently transferred by the DR Nominee to Topco, (ii) the removal or resignation of the directors of Orca, (iii) the appointment of such persons as Orca shall determine (acting reasonably) as the directors of Orca and (iv) the (A) transfers to (a) Topco at the Orca Effective Time; (b) to U.S. Holdco Sub at the time of the First Contribution and (c) to U.S. Holdco Sub 2 at the time of the Second Contribution, each for nil consideration and (B) subsequent repurchase by Orca (no earlier than one day after the Orca Conversion) for nil consideration, and subsequent cancellation, of the 50,001 deferred shares of £1.00 each in the share capital of Orca (the “Deferred Shares”), and directing Orca’s officers to take such actions within their control to effect such transfers, repurchase and cancellation.

(b) On or prior to Closing, Topco shall procure that a meeting of the Topco Board is held at which resolutions are passed (conditional upon the delivery of the Orca Scheme Order to the Registrar and effective as at the Orca Effective Time) approving (i) the allotment and issue, in accordance with and subject to the terms and conditions of the Orca Scheme, to holders of the Orca Shares, subject to the Orca Scheme, of the number of Topco Shares provided for in the Orca Scheme and (ii) the appointment to the Topco Board of such persons as are nominated pursuant to Section 3.1.

(c) On the Closing Date, Orca shall: (i) deliver the Orca Scheme Order to the Registrar with a copy to Topco and Laguna, (ii) deliver to Topco a certified copy of the resolutions referred to in Section 1.12(a) and (iii) deliver to Topco all share certificates received by Orca in respect of the Orca Shares transferred to a DR Nominee in accordance with the Orca Scheme, provided that, to the extent that any such share certificates are received after the Closing Date, delivery to Topco shall be made as soon as reasonably practicable thereafter.

(d) On the Closing Date, Topco shall deliver to Orca and Laguna a certified copy of the resolutions referred to in Section 1.12(b).

Section 1.13. Further Assurances. If at any time before or after the Orca Effective Time, the parties reasonably believe or are advised that any further instruments, deeds, documents, conveyances, assignments or assurances are reasonably necessary or desirable to consummate the Combinations or to carry out the purposes and intent of this Agreement at or after the Orca Effective Time, then the parties and their respective officers and directors shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Combinations and to carry out the intent and purposes of this Agreement in accordance with its terms and conditions.

ARTICLE II

GOVERNING DOCUMENTS AND

ADDITIONAL MATTERS CONCERNING TOPCO GROUP

Section 2.1. Topco Charter and Bylaws. Prior to the Orca Effective Time, the sole stockholder of Topco shall adopt the Amended and Restated Certificate of Incorporation of Topco, substantially in the form attached hereto as Exhibit D and as otherwise set forth in this Agreement (the “Topco Charter”), to be in effect as of the Orca Effective Time, or prior to the Orca Effective Time if mutually agreed by Laguna and Orca. Prior to the Orca Effective Time, the board of directors of Topco shall adopt the Amended and Restated Bylaws of Topco, substantially in the form attached hereto as Exhibit E and as otherwise set forth in this Agreement (the “Topco Bylaws”), to be in effect as of the Orca Effective Time, or prior to the Orca Effective Time if mutually agreed by Laguna and Orca. The Topco Charter and Topco Bylaws shall remain in effect as of the Laguna Effective Time.

Section 2.2. Additional Matters Concerning Topco and its Subsidiaries. From and after the Laguna Effective Time, unless prohibited by applicable Law, Topco and its Subsidiaries (together, following the consummation of the Combinations, the “Topco Group”) shall undertake the following, and have the following characteristics, as of and after the Laguna Effective Time:

(a) Corporate Name and Headquarters. As of each of the Orca Effective Time and the Laguna Effective Time, the name of Topco shall be “Quidel Holdings Co.” or such other name mutually agreed by Orca and Laguna prior to the Closing, as reflected in the Topco Charter. The executive headquarters of the Topco Group shall be in San Diego, California, and other appropriate offices shall be in various locations consistent with the business needs of the Topco Group.

(b) Listing Matters. Prior to the Orca Effective Time, (i) Orca shall take all actions as may be reasonably necessary such that the de-listing of the Orca Shares from Nasdaq and the deregistration of the Orca Shares under the Exchange Act shall occur promptly after the Orca Effective Time and (ii) Laguna shall take all actions as may be reasonably necessary such that the de-listing of the Laguna Shares from Nasdaq and the deregistration of the Laguna Shares under the Exchange Act shall occur promptly after the Laguna Effective Time.

(c) Exchange Listing and Ticker Symbol. Prior to the Orca Effective Time, Topco, Laguna and Orca shall use their respective reasonable best efforts to cause Topco Shares to be issued in the Combinations and the other Topco Shares to be reserved for issuance upon exercise of the Topco Stock Awards pursuant to this Agreement to be approved for listing on Nasdaq under a ticker symbol mutually agreed by Laguna and Orca, subject, in each case, to official notice of issuance, prior to the Scheme Effective Date. If at any time prior to the Orca Effective Time any of the parties discover that an amendment or supplement to documents or other information filed with Nasdaq should be filed pursuant to applicable Law, or so that any such documents or information would not include any misstatement of a material fact or any omission of any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that makes such discovery shall promptly notify the other parties and each party shall use reasonable best efforts to cause an appropriate amendment or supplement to be filed with Nasdaq, and, to the extent required by applicable Law, to cause such information to be made public.

(d) Tax-Free Reorganization Matters. Each of the parties intends that, for United States federal income tax purposes, (i) the Laguna Merger and the Orca Scheme, taken together as a single integrated transaction, will qualify as an exchange described under Section 351 of the Code and the payment of the Cash Portion shall be treated as a payment pursuant to Section 351(b) of the Code (this clause (i), the “Intended Tax Treatment”) and (ii) the Laguna Merger will also qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, and (iii) this Agreement is, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3.

(e) Successor Status. The parties agree that Laguna will be the successor issuer for purposes of Section 12 of the Exchange Act and shall be deemed the acquirer for accounting purposes.

ARTICLE III

BOARD AND MANAGEMENT OF TOPCO GROUP

Section 3.1. Board of Directors and Board Committees of Topco; Management of the Topco Group.

(a) Unless otherwise agreed by Orca and Laguna prior to the Orca Effective Time, the parties shall cause the Topco Board to consist, at the Orca Effective Time, of twelve (12) members, comprised of: (i) eight (8) members designated by Laguna, of which one shall be the Chief Executive Officer of Laguna immediately prior to the Laguna Effective Time and at least four (4) of whom shall qualify as an “independent director” under applicable rules of Nasdaq and (ii) four (4) members designated by Orca, of which at least two (2) of whom shall qualify as an “independent director” under applicable rules of Nasdaq. Each of the members of the Topco Board designated by Orca shall be reasonably acceptable to the Nominating and Governance Committee of the Laguna Board. Unless otherwise agreed by Orca and Laguna, at the Orca Effective Time, a member of the Laguna Board immediately prior to the Laguna Effective Time shall be chairman of the Topco Board, Douglas Bryant (“Bryant”) shall be the Chief Executive Officer of Topco and an officer of Laguna immediately prior to the Laguna Effective Time shall be the President of Topco.

(b) At the Orca Effective Time, the Topco Board shall constitute the following committees of the Topco Board, each of which shall consist of one (1) member of the Topco Board designated by Orca and not less than two (2) additional members of the Topco Board designated by Laguna, in each case, subject to applicable legal and regulatory requirements (including listing standards of applicable Self-Regulatory Organizations) and, in the case of the of the Orca designees, shall be reasonably acceptable to the Topco Board: (i) the Audit Committee, (ii) the Nominating and Governance Committee, and (iii) the Compensation Committee. As of the Orca Effective Time, the Audit Committee. the Nominating and Governance Committee, and the Compensation Committee shall each be chaired by a member of the Topco Board designated by Laguna. The charters for the Audit Committee, the Nominating and Governance Committee and the Compensation Committee shall each be substantially similar to the charters for the respective Laguna committees that are in effect as of the date of this Agreement.

Section 3.2. Management. Unless otherwise agreed by Orca and Laguna, at the Orca Effective Time, Joseph Busky shall be the Chief Financial Officer of Topco, Michael Iskra shall be Chief Commercial Officer of Topco and Robert Bujarski shall be Chief Operating Officer of Topco (the three foregoing individuals, together with Bryant, the “Designated Executives”). The other individuals to be appointed as executive officers of Topco as of the Orca Effective Time shall be selected by the Designated Executives, subject to the final determination of Bryant.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Except as set forth (1) in the case of any representation and warranty made by Laguna, in the disclosure letter dated as of the date hereof, delivered to Orca by Laguna on or prior to entering into this Agreement (the “Laguna Disclosure Letter”) and except as disclosed in any report, schedule, form, statement or other document of Laguna filed with or furnished to the United States Securities and Exchange Commission (the “SEC”) no later than the Business Day immediately preceding the date hereof and on or after December 31, 2020 and publicly available on the date hereof on the SEC’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) (collectively, the “Laguna Reports”) (other than disclosures in the “Risk Factors” or “Forward Looking Statements” sections of any Laguna Reports or any other disclosure in any Laguna Report to the extent that such disclosure is predictive or forward-looking in nature), and (2) in the case of any representation and warranty made by Orca, in the disclosure letter dated as of the date hereof, delivered to Laguna by Orca on or prior to entering into this Agreement (the “Orca Disclosure Letter”) and except as disclosed in any report, schedule, form, statement or other document of Orca filed with or furnished to the SEC no later than the Business Day immediately preceding the date hereof and on or after December 31, 2020 and publicly available on the date hereof on the SEC’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) (collectively, the “Orca Reports”) (other than disclosures in the “Risk Factors” or “Forward Looking Statements” sections of any Orca Reports or any other disclosure in any Orca Report to the extent that such disclosure is predictive or forward-looking in nature), each of Laguna and Orca hereby represents and warrants to the other as set forth in this Section 4.1; provided, that any representation or warranty in this Section 4.1 that relates (i) specifically to Laguna or its Subsidiaries shall be deemed to be a representation or warranty made only by Laguna to Orca or (ii) specifically to Orca or its Subsidiaries, including Topco, U.S. Merger Sub, U.S. Holdco Sub, and U.S. Holdco Sub 2, shall be deemed to be a representation or warranty made only by Orca to Laguna.

Section 4.1. Organization, Good Standing and Qualification. Such party is an entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the laws of its jurisdiction of organization. Each of such party’s Subsidiaries is an entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the laws of its respective jurisdiction of organization, except where the failure to be so organized, existing and in good standing when taken together with all other such failures, individually or in the aggregate, (a) has not had and is not reasonably expected to have a Material Adverse Effect on such party and (b) is not reasonably expected to prevent or materially impair or delay the consummation of the Combinations or any of the other transactions contemplated by this Agreement. Each of such party and its Subsidiaries has all requisite corporate, company or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority when taken together with all other such failures, individually or in the aggregate, (x) has not had and is not reasonably expected to have a Material Adverse Effect on such party and (y) is not reasonably expected to prevent or materially impair or delay the consummation of the Combinations or any of the other transactions contemplated by this Agreement. Topco is and, as of Closing, U.S. Merger Sub shall be an entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the laws of its jurisdiction of organization. Each of Topco, U.S. Holdco Sub, U.S. Holdco Sub 2, and U.S. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. None of Topco, U.S. Holdco Sub, U.S. Holdco Sub 2, or U.S. Merger Sub has conducted any business other than activities incidental to its organization and the consummation of the transactions contemplated by this Agreement.

“Material Adverse Effect” on Laguna, Orca, or, following the consummation of the transactions contemplated by this agreement, Topco, as applicable, means any event, change, circumstance, effect, occurrence, state of facts or development (collectively, “Effect”) that, individually or in the aggregate with all other Effects, materially adversely affects the condition (financial or otherwise), assets, liabilities, business or results of operations of Laguna Group, Orca Group, or, following the consummation of the transactions contemplated by this Agreement, Topco Group taken as a whole, respectively; provided, however, that none of the following, and no Effect resulting from (but only to the extent attributable to), the following, shall constitute a Material Adverse Effect or be considered in determining whether a Material Adverse Effect has occurred or would be reasonably likely to occur:

(a) any change or development in general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any other jurisdiction, except to the extent that such change or development affects the Laguna Group, the Orca Group or the Topco Group, respectively, in a disproportionate manner relative to other businesses operating in the industries in which the Laguna Group, the Orca Group or the Topco Group, respectively, operate;

(b) any change or development to the extent resulting from the execution and delivery of this Agreement or the public announcement, pendency or consummation of the Combinations or any of the other transactions contemplated by this Agreement (in the case of execution and delivery of this Agreement, or consummation, other than for purposes of any representation or warranty contained in Section 4.4(a), including stockholder litigation and the impact of such changes or developments on the relationships, contractual or otherwise, of such party or any of its Subsidiaries with employees, labor unions, clients, customers, suppliers or partners);

(c) any change or development to the extent resulting from any failure of the Laguna Group, the Orca Group or the Topco Group, respectively, to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect);

(d) any change, in and of itself, in the market price, credit rating (with respect to such party or its securities) or trading volume of such party’s securities (it being understood that the facts and circumstances giving rise to such change may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect);

(e) any change in applicable Law or GAAP (or, in each case, authoritative interpretation thereof), except to the extent that such change or development affects the Laguna Group, the Orca Group or the Topco Group, respectively, in a disproportionate manner relative to other businesses operating in the industries in which the Laguna Group, the Orca Group or the Topco Group, respectively, operate;

(f) geopolitical conditions, the outbreak of hostilities, any acts of war, sabotage or terrorism, any pandemic, epidemic or disease outbreak (including SARS-CoV-2, COVID-19, and any evolutions or other mutations thereof, collectively, “COVID-19”) or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism, pandemic, epidemic or disease outbreak threatened or underway as of the date of this Agreement, except to the extent that such change or development affects the Laguna Group, the Orca Group or the Topco Group, respectively, in a disproportionate manner relative to other businesses operating in the industries in which the Laguna Group, the Orca Group or the Topco Group, respectively, operate;

(g) any hurricane, tornado, flood, earthquake or other natural disaster, except to the extent that such change or development affects the Laguna Group, the Orca Group or the Topco Group, respectively, in a disproportionate manner relative to other businesses operating in the industries in which the Laguna Group, the Orca Group or the Topco Group, respectively, operate; or

(h) any change or development to the extent resulting from any action by any member of the Laguna Group, the Orca Group or the Topco Group, respectively, that is expressly required to be taken by this Agreement (other than any actions required to be taken under Section 5.1).

“Laguna Group” means Laguna and its Subsidiaries, taken as a whole.

“Orca Group” means Orca and its Subsidiaries, taken as a whole.

“Subsidiary” means, with respect to any Person, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its respective Subsidiaries.

Section 4.2. Capitalization.

(a) The authorized capital stock of Laguna consists of 97,500,000 Laguna Shares and 5,000,000 shares of preferred stock, par value $0.001 per share (the “Laguna Preferred Stock”). At the close of business on December 22, 2021, (i) 41,685,949 Laguna Shares were issued and outstanding (not including unvested Laguna Equity Rights), (ii) no shares of Laguna Preferred Stock were issued and outstanding, (iii) no Laguna Shares were held in treasury by Laguna, (iv) 722,034 Laguna Shares were subject to outstanding Laguna Stock Options previously granted under the Laguna Stock Plans, (v) 587,485 Laguna Shares were subject to outstanding Laguna Equity Rights previously granted under the Laguna Stock Plans (which number represents, for outstanding awards subject to performance-based vesting under a Laguna Stock Plan, the “target” award level, if applicable), and (vi) 1,979,736 Laguna Shares were reserved and available for future awards that may be granted under the Laguna Stock Plans (exclusive of the outstanding Laguna Stock Options and Laguna Equity Rights reflected in the foregoing clauses (iv) and (v)). From the close of business on December 22, 2021 to the date of this Agreement, there have been no issuances by Laguna of shares of capital stock or voting securities of, or other equity interests in, Laguna, other than upon the exercise of Laguna Stock Options or upon the vesting or settlement of Laguna Equity Rights, in each case outstanding at the close of business on December 22, 2021 and in accordance with their terms in effect at such time.

(b) Each of the outstanding shares of capital stock or other equity interests in Laguna are duly authorized, validly issued, fully paid and non-assessable. Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, profits interests, commitments or rights of any kind that obligate Laguna to issue or sell any shares of capital stock or other equity interests of Laguna or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other equity interests of Laguna, and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no outstanding bonds, debentures, notes or other debt of Laguna having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which stockholders of Laguna may vote or be entitled to vote. There are no voting trusts or other agreements or understandings to which Laguna is a party with respect to the voting of capital stock of or equity interests in Laguna.

(c) Each of the outstanding shares of capital stock or other equity interests in each of Laguna’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable, and owned by Laguna or by a direct or indirect wholly owned Subsidiary of Laguna. Each of the Laguna Subsidiaries is wholly owned by Laguna or by a direct or indirect wholly owned Subsidiary of Laguna. All shares of capital stock or other equity interests in each of Laguna’s Subsidiaries owned by Laguna or by a direct or indirect wholly owned Subsidiary of Laguna are free and clear of any lien, mortgage, pledge, charge, security interest, easement, covenant, condition, restriction, option, right of first refusal, right-of-way, encroachment, occupancy right, title matter or other encumbrance of any kind, whether voluntarily incurred or arising by operation of Law (“Lien”). There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, profits interests, commitments or rights of any kind that obligate Laguna or any of its Subsidiaries to issue or sell any shares of capital stock or other equity interests of any Laguna Subsidiary or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other equity interests of any Laguna Subsidiary, and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no outstanding bonds, debentures, notes or other debt of Laguna’s

Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which stockholders of Laguna’s Subsidiaries may vote or be entitled to vote. Except as has not had and is not reasonably expected to have a Material Adverse Effect on Laguna Group, there are no voting trusts or other agreements or understandings to which any of Laguna’s Subsidiaries is a party with respect to the voting of capital stock of or equity interests in any of Laguna’s Subsidiaries.

(d) The authorized capital stock of Orca consists of 1,000,000,000 Orca Shares and an unlimited number of Deferred Shares (the “Orca Deferred Stock”). At the close of business on December 20, 2021, (i) 237,174,462 Orca Shares were issued and outstanding (not including unvested Orca Equity Rights), (ii) 50,001 shares of Orca Deferred Stock were issued and outstanding and each of such shares of Orca Deferred Stock are redeemable for no consideration, (iii) no Orca Shares were held in treasury by Orca, (iv) 13,104,644 Orca Shares were subject to outstanding Orca Stock Options previously granted under the Orca Stock Plans, (v) 561,212 Orca Shares were subject to outstanding Orca Equity Rights previously granted under the Orca Stock Plans, and (vi) 7,961,054 Orca Shares were reserved and available for future awards that may be granted under the Orca Stock Plans (exclusive of the outstanding Orca Stock Options and Orca Equity Rights reflected in the foregoing clauses (iv) and (v)). From the close of business on December 20, 2021 to the date of this Agreement, there have been no issuances by Orca of shares of capital stock or voting securities of, or other equity interests in, Orca, other than upon the exercise of Orca Stock Options, upon the vesting or settlement of Orca Equity Rights, in each case outstanding at the close of business on December 20, 2021 and in accordance with their terms in effect at such time.

(e) Each of the outstanding shares of capital stock or other equity interests in Orca are duly authorized, validly issued, fully paid and non-assessable. Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, profits interests, commitments or rights of any kind that obligate Orca to issue or sell any shares of capital stock or other equity interests of Orca or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other equity interests of Orca, and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no outstanding bonds, debentures, notes or other debt of Orca having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which stockholders of Orca may vote or be entitled to vote. There are no voting trusts or other agreements or understandings to which Orca is a party with respect to the voting of capital stock of or equity interests in Orca.

(f) Each of the outstanding shares of capital stock or other equity interests of each of Orca’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable, and is owned by Orca or by a direct or indirect wholly owned Subsidiary of Orca. Each of the Orca Subsidiaries is wholly owned by Orca or by a direct or indirect wholly owned Subsidiary of Orca. All shares of capital stock or other equity interests in each of Orca’s Subsidiaries owned by Orca or by a direct or indirect wholly owned subsidiary of Orca are free and clear of any Lien. There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, profits interests, commitments or rights of any kind that obligate Orca or any of its Subsidiaries to issue or sell any shares of capital stock or other equity interests of any Orca Subsidiary or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other equity interests of any Orca Subsidiary, and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no outstanding bonds, debentures, notes or other debt of Orca’s Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which stockholders of Orca’s Subsidiaries may vote or be entitled to vote. Except as has not had and is not reasonably expected to have a Material Adverse Effect on Orca Group, there are no voting trusts or other agreements or understandings to which any of Orca’s Subsidiaries is a party with respect to the voting of capital stock of or equity interests in any of Orca’s Subsidiaries.

(g) As of the date hereof, the authorized capital stock of Topco consists of 1,000 shares of common stock, par value $0.001 per share. As of the date hereof, all of the Topco Shares in issue have been duly authorized and are validly issued, fully paid and non-assessable and all of Topco Shares to be issued in connection with the transactions contemplated by this Agreement will be, at the time of issuance, duly authorized, validly issued, fully paid and non-assessable. Except as contemplated by this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, profits interests, commitments or rights of any kind that obligate Topco or any of its Subsidiaries to issue or sell any shares of capital stock or other equity interests of Topco or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other equity interests of Topco or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no outstanding bonds, debentures, notes or other debt of Topco or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which stockholders of Topco or any of its Subsidiaries may vote or be entitled to vote. There are no voting trusts or other agreements or understandings to which Topco or any of its Subsidiaries is a party with respect to the voting of capital stock of or equity interests in Topco or any of its Subsidiaries.

Section 4.3. Corporate Authority.

(a) Laguna has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Laguna Merger and the other transactions contemplated hereby (including those steps set forth in Section 5.4), subject only to, in the case of the Laguna Merger, the approval and adoption of this Agreement and the Laguna Merger by the holders of a majority of the outstanding Laguna Shares entitled to vote thereon (the “Laguna Requisite Vote”). This Agreement is a valid and binding agreement of Laguna enforceable against Laguna in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). The Laguna Board, at a meeting duly called and held: (A) duly adopted resolutions (x) unanimously approving and declaring advisable this Agreement and the transactions contemplated by this Agreement, including the Laguna Merger and (y) unanimously determining, subject to applicable Law, to recommend that the holders of Laguna Shares adopt this Agreement and the transactions contemplated by this Agreement; (B) directing that this Agreement be submitted to the holders of the issued and outstanding Laguna Shares for their adoption as promptly as practicable; and (C) authorizing and approving the execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement by Laguna. The Laguna Board has received the opinion of Perella Weinberg Partners LP, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications and limitations set forth therein, the Orca Scheme Consideration was fair, from a financial point of view, to Laguna, taking into account the Laguna Exchange Ratio. Laguna shall deliver a true and complete copy of such opinion to Orca for informational purposes only promptly following the execution and delivery of this Agreement. Such opinion is for the benefit of the Laguna Board and may not be relied on by Orca.

(b) Each of Topco, U.S. Merger Sub, U.S. Holdco Sub, and U.S. Holdco Sub 2 has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, deliver and perform its obligations under this Agreement, and to consummate the Combinations and the other transactions contemplated hereby. This Agreement is a valid and binding agreement of Topco enforceable against it in accordance with its terms, subject, as to enforcement, to the Bankruptcy and Equity Exception. Each of the sole stockholder of Topco and the Topco Board has approved and authorized this Agreement, the Combinations and the other transactions contemplated hereby (subject to the approval of the Orca Scheme Terms pursuant to Section 5.3(a)).

(c) Orca has all requisite company power and authority and has taken all company action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Orca Scheme and the other transactions contemplated hereby (including those steps set forth in Sections 5.3 and 5.4), subject only to, (i) in the case of the Orca Scheme, the filing of the Orca Scheme Terms with the English Court and the English Court consenting to the convening of a meeting of Orca Shareholders as a single class to approve the Orca Scheme, the receipt of the required approval of the Orca Scheme by the English Court, and the approval of the Orca Scheme Terms and the Orca Scheme by a vote of the holders of more than three-quarters of the voting rights attached to the Orca Shares present at a meeting of the stockholders of Orca representing a majority of the registered Orca Shareholders; and (ii) in the case of the Orca General Meeting, the receipt of the required approval of the Orca Shareholders to the Orca Board’s implementation of the Orca Scheme, adoption of the new Orca Articles of Association as set out in Exhibit A (subject to any further amendments as the parties may agree) and the ancillary matters contemplated by this Agreement (the required votes in clauses (i) and (ii) collectively, the “Orca Requisite Vote”). This Agreement is a valid and binding agreement of Orca, enforceable against Orca in accordance with its terms, subject, as to enforcement, to the Bankruptcy and Equity Exception. The Orca Board, at a meeting duly called and held duly adopted resolutions (x) unanimously approving and declaring advisable this Agreement and the transactions contemplated by this Agreement, including the Orca Scheme (subject to the approval by the Orca Board of the Orca Scheme Terms pursuant to Section 5.3(a)), (y) unanimously recommending that, subject to applicable Law, the Orca Shareholders approve the Orca Scheme Terms and the transactions contemplated thereby; and (z) authorizing and approving the execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement by Orca. The Orca Board has received the opinion of its financial advisor, J.P. Morgan Securities LLC, to the effect that, as of the date of such opinion and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan Securities LLC in preparing its opinion, the Orca Scheme Consideration, was fair, from a financial point of view, to the Orca Shareholders (other than holders of Excluded Orca Shares). Orca shall provide a true and complete copy of which opinion and deliver to Laguna for informational purposes only promptly following the execution and delivery of this Agreement. Such opinion is for the benefit of the Orca Board and may not be relied on by Laguna.

Section 4.4. No Conflicts.

(a) Neither the execution and delivery by such party of this Agreement, the compliance by it with all of the provisions of and the performance by it of its obligations under this Agreement, nor the consummation of the Combinations and the other transactions contemplated hereby, (i) will conflict with, or result in a breach or violation of, a termination (or right of termination), modification, cancellation, loss of a benefit under, a requirement of consent or approval, constitute a change of control under or result in any acceleration of any rights or obligations or the payment of any penalty under or the creation of a Lien on the assets of such party or any of its Subsidiaries (with or without the giving of notice or the lapse of time or both) pursuant to, or permit any other party any improvement in rights with respect to or permit it to exercise, or otherwise constitute a default under, any provision of any Contract or Permit, or result in any change in the rights or obligations of any party under any Contract or Permit, in each case to which such party or any of its Subsidiaries is a party or by which such party or any of its Subsidiaries or any of their respective assets is bound, or (ii) will result in any breach or violation of, or a default under, the provisions of the Organizational Documents of such party or any of its Subsidiaries, or any Law applicable to it, except (in the case of clause (i)) for the respective rights of Creditors under English Law and such conflicts, breaches, violations, defaults, payments, accelerations, creations, permissions or changes that, individually or in the aggregate, (A) have not had and are not reasonably expected to have a Material Adverse Effect on such party and (B) are not reasonably expected to prevent or materially impair or delay the consummation of the Combinations or any of the other transactions contemplated by this Agreement.

(b) The execution and delivery, compliance, performance or consummation of this Agreement shall not result in any breach or violation of, or a default under, the provisions of Topco’s, U.S. Merger Sub’s, U.S. Holdco Sub’s, or U.S. Holdco Sub 2’s Organizational Documents as of Closing, except for such breaches, violations or defaults that, individually or in the aggregate, (A) have not had and are not reasonably expected to have a Material Adverse Effect on Topco and (B) are not reasonably expected to prevent or materially impair or delay the consummation of the Combinations or any of the other transactions contemplated by this Agreement.

“Contract” means, with respect to any Person, any agreement, indenture, loan agreement, undertaking, note or other debt instrument, contract, lease, mortgage, deed of trust, permit, license, understanding, arrangement, commitment or other obligation, written or oral, to which such Person or any of its Subsidiaries is a party or by which any of them may be bound or to which any of their properties may be subject, other than any Benefit Plan.

“Organizational Documents” means, with respect to any Person, the certificate of incorporation, articles of association, limited liability company agreement, bylaws or similar organizational documents of such Person.

Section 4.5. Governmental Approvals and Consents. Other than (a) notifications, filings, notices, reports and applications (collectively, “Filings”) and approvals, consents, clearances, permits, authorizations, waivers and waiting period expirations or terminations (collectively, “Approvals”) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the other antitrust, competition, merger control or foreign investment Laws set forth on Section 4.5 of each of the Laguna Disclosure Letter and the Orca Disclosure Letter (such Approvals, collectively, the “Antitrust Approvals”), (b) the approvals and consents to be obtained from the SEC and Nasdaq, (c) the receipt and filing of the Orca Scheme Order with the Registrar, (d) the filing of the Laguna Certificate of Merger, (e) as required in order to comply with other state or local securities, takeover and “blue sky” laws and (f) such other authorizations, consents, approvals, orders, permits, notices, reports, filings, registrations, qualifications and exemptions that, if not obtained, made or given, individually or in the aggregate, (i) are not reasonably expected to have a Material Adverse Effect on such party and (ii) are not reasonably expected to prevent or materially impair or delay the consummation of the Combinations or any of the other transactions contemplated by this Agreement, no authorizations, consents, approvals, orders, permits, notices, reports, filings, registrations, qualifications and exemptions of, with or from, or other actions are required to be made by such party or any of its Subsidiaries with, or obtained by such party or any of its Subsidiaries from, any government or governmental or regulatory authority, court or other judicial body, agency, commission, body or other governmental or regulatory entity, United States or non-United States, national or supra-national, state, provincial, municipal or local, including the SEC and the other Regulatory Authorities (“Governmental Entity”) or any Self-Regulatory Organization, in connection with the execution and delivery by such party of this Agreement, the performance by such party of its obligations hereunder and the consummation of the transactions contemplated hereby. For purposes of this Agreement, the term “Regulatory Authority” means any and all relevant regulatory agencies or authorities of the United States, the United Kingdom and other regulatory agencies or authorities, in each case only to the extent that such agency or authority has authority and jurisdiction in the particular context.

Section 4.6. Reports; Financial Statements; Internal Control and Disclosure Control.

(a) Each of the Laguna Reports and Orca Reports were (and any report filed after the date hereof and prior to the Closing of the type that would be a Laguna Report or an Orca Report if filed prior to the date hereof will be) filed in a timely manner and in material compliance with all applicable Laws and other requirements applicable thereto. As of their respective dates (or if amended prior to the date hereof, as of the date of such amendment), the Laguna Reports and the Orca Reports compiled (and any report filed after the date hereof and prior to the Closing of the type that would be a Laguna Report or an Orca Report if filed prior to the date hereof will comply) in all material respects with the requirements under applicable Law regarding the accuracy and completeness of the disclosures contained therein.

(b) All of the audited consolidated financial statements and unaudited consolidated interim financial statements of Laguna and its consolidated Subsidiaries included in the Laguna Reports or any report filed after the date hereof and prior to the Closing of the type that would be a Laguna Report if filed prior to the date hereof (collectively, the “Laguna Financial Statements”) (i) fairly present in all material respects the consolidated financial position and the results of operations, cash flows and changes in stockholders’ equity of Laguna and its consolidated Subsidiaries as of the dates and for the periods referred to therein, (ii) have been or will be, as the case may be, prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments that are not material in amount or nature) and (iii) have been or will be prepared from, are in accordance with and accurately reflect (or with respect to Laguna Reports filed after the date hereof and prior to the Closing, will be prepared from, in accordance with and accurately reflect) the books and records of Laguna and its consolidated Subsidiaries in all material respects.

(c) All of the audited consolidated financial statements and unaudited consolidated interim financial statements of Orca and its consolidated Subsidiaries included in the Orca Reports or any report filed after the date hereof and prior to the Closing of the type that would be an Orca Report if filed prior to the date hereof (the “Orca Financial Statements”) (i) fairly present in all material respects the consolidated financial position and the results of operations, cash flows and changes in stockholders’ equity of Orca and its consolidated Subsidiaries as of the dates and for the periods referred to therein, (ii) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments that are not material in amount or nature) and (iii) have been or will be prepared from, are in accordance with and accurately reflect (or with respect to Orca Reports filed after the date hereof and prior to the Closing, will be prepared from, in accordance with and accurately reflect) the books and records of Orca and its consolidated Subsidiaries in all material respects.

(d) Each of Laguna and Orca maintains a system of accounting and internal controls effective to provide reasonable assurances regarding the reliability of the consolidated financial reporting and the preparation of the consolidated financial statements of such party and its consolidated Subsidiaries in accordance in all material respects with GAAP and the rules and regulations of the SEC. Based on its most recent evaluation of internal control prior to the date hereof, such party has disclosed to its auditors and the audit committee of the Laguna Board or the Orca Board, as applicable, (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect such party’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in such party’s internal control over financial reporting and any such disclosures have been made available to the other party. Such party is not an “ineligible issuer” as such term is defined in Rule 405 under the Securities Act.

(e) Each of Laguna and Orca is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq and the SEC. As of the date hereof, there are no outstanding or unresolved comments in any comment letters received from the staff of the SEC or Nasdaq (as the case may be) with respect to the Laguna Reports or the Orca Reports. To the knowledge of each of Laguna and Orca, as of the date of this Agreement none of the Laguna Reports, in the case of Laguna, or Orca Reports, in the case of Orca is subject to ongoing review or outstanding comment or investigation by the SEC or Nasdaq.

Section 4.7. Absence of Certain Changes. Except as disclosed in the Laguna Financial Statements for the year ended December 31, 2020 (in the case of Laguna) or the Orca Financial Statements for the year ended January 3, 2021 (in the case of Orca), since December 31, 2020 (in the case of Laguna) or since January 3, 2021 (in the case of Orca), (a) such party and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses consistent with past practice, (b) there has not been any Effect that, individually or in the aggregate, (i) has had or is reasonably expected to have a Material Adverse Effect on such party or (ii) is reasonably expected to prevent or materially impair or delay the consummation of the Combinations or any of the other transactions contemplated by this Agreement, and (c) there has not been any action taken by Laguna or Orca or any of their respective Subsidiaries since December 31, 2020 (in the case of Laguna) or since January 3, 2021 (in the case of Orca) through the date of this Agreement that, if taken during the period between the date of this Agreement through the Orca Effective Time, would constitute a breach of Section 5.1.

Section 4.8. Compliance. Neither such party nor any of its Subsidiaries is in conflict with, or in default or violation of, (a) any federal, state, local or provincial, municipal, foreign, multinational or common law, statute, treaty, ordinance, rule, regulation, Order, agency requirement, writ, franchise, variance, exemption, approval, certificate, notice, bylaw, standard, policy guidance, license, permit or other requirements, policies or instruments of any relevant jurisdiction, including in the United States, United Kingdom or elsewhere issued, promulgated, adopted, enacted, issued or entered into by or with any Governmental Entity or any Self-Regulatory Organization (each, a “Law” and collectively “Laws”) or (b) any Contract to which such party or any of its Subsidiaries is a party or by which such party or any of its Subsidiaries or its or any of their respective properties is bound or affected, except in each of clauses (a) and (b), for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect on such party. Each of such party and its Subsidiaries has all permits, licenses, certificates, clearances, franchises, variances, exemptions, orders, registrations and other authorizations, consents and approvals (together, “Permits”) of all Governmental Entities or other third parties necessary to conduct its business as presently conducted, except where the failure to have such Permits, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on such party. All Permits held by such party and its Subsidiaries are valid and in full force and effect, except where the failure of any such Permits to be valid or in full force and effect, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on such party.

Section 4.9. Litigation and Liabilities. There are no (a) civil, criminal, administrative or regulatory actions, suits, claims, litigations, hearings, investigations or proceedings (collectively, “Proceedings”) pending or, to the knowledge of such party, threatened against such party, any of its Subsidiaries or any of their respective directors or officers in their capacity as such, (b) judgments, orders, decisions, writs, injunctions, decrees, stipulations, legal or arbitration awards, rulings or other findings or agency requirements promulgated, issued or entered by or with (or settlement or consent agreement subject to) any Governmental Entity (collectively, “Orders”) or (c) except as disclosed in the Laguna Financial Statements for the year ended December 31, 2020 (in the case of Laguna) or the Orca Financial Statements for the year ended January 3, 2021 (in the case of Orca), obligations or liabilities, whether accrued, contingent or otherwise and whether required to be disclosed, including those relating to, or any other facts or circumstances of which, to the knowledge of Laguna or Orca, as applicable, could result in any claims against, or obligations or liabilities of, such party, any of its Subsidiaries or any of their respective directors or officers in their capacity as such, except, in case of clauses (a) through (c) (inclusive), for those that, individually or in the aggregate, (i) have not had and are not reasonably expected to have a Material Adverse Effect on such party and (ii) are not reasonably expected to prevent or materially impair or delay the consummation of the Combinations or any of the other transactions contemplated by this Agreement.

Section 4.10. Employee Benefits.

(a) As used in this Agreement, the term “Benefit Plans” means all material benefit and compensation plans, contracts, policies or arrangements covering current or former employees of such party and its Subsidiaries and current or former directors or consultants of such party and its Subsidiaries, including pension, retirement, profit-sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, termination, end of service or severance pay (each a “Severance Pay”), vacation, holiday pay or other paid time off, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, and other employee benefit plans or fringe benefit plans (but excludes any employment contracts or consultancy agreements for employees or consultants outside the United States where the employee or consultant’s base compensation is less than $500,000 per annum and there is no provision for severance compensation or notice of termination other than as required by applicable Law). All non-government sponsored Benefit Plans containing unfunded actuarial benefit obligations in excess of $1,000,000 (determined on the basis of the methodologies and assumptions utilized in the Laguna Financial Statements for the year ended December 31, 2020 or Orca Financial Statements for the year ended January 3, 2021, as applicable) are disclosed in the Laguna Financial Statements for the year ended December 31, 2020 or otherwise listed in Section 4.10(a) of the Laguna Disclosure Letter (in the case of Laguna) or disclosed in the Orca Financial Statements for the year ended January 3, 2021 or otherwise listed in Section 4.10(a) of the Orca Disclosure Letter (in the case of Orca). Each of Laguna and Orca had made available copies of each such Benefit Plan to the other party.

(b) Except as, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on such party, all contributions or other amounts payable by each party and its Subsidiaries with respect to all Benefit Plans in respect of current or prior plan years have been paid or accrued in accordance with GAAP. There are no pending or, to Laguna’s or Orca’s knowledge, respectively, threatened, claims (other than routine claims for benefits or immaterial claims) by, on behalf of or against any of the Benefit Plans or any trusts related thereto except where such claims would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the relevant party.

(c) Except as, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on such part, each Benefit Plan that is intended to meet the requirements to be qualified under Section 401(a) of the Code is the subject of a favorable determination letter or is covered by a favorable opinion letter from the Internal Revenue Service, and neither Laguna nor Orca is aware of any facts or circumstances that would reasonably be expected to jeopardize the qualification of such Benefit Plan. No Benefit Plan is, and neither the Laguna Group nor the Orca Group nor any of their respective ERISA Affiliates, maintains, sponsors or contributes to, or have, in the past six years, maintained, sponsored or contributed to (i) an employee benefit plan subject to Title IV of ERISA or Section 412 of the Code; (ii) a “multiemployer plan” (within the meaning of Section 4001(a)(3) of ERISA); or (iii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code).

(d) Except as, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on such party, (i) each Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable Laws, government taxation, social security and funding requirements and with any agreement entered into with a union or labor organization (ii) to the extent required to be registered or approved by a Governmental Entity, has been registered with or approved by a Governmental Entity and to the knowledge of each party nothing has occurred that would adversely affect such registration or approval (iii) all Benefit Plans intended to qualify for special tax treatment meet all requirements for such treatment, and (iv) all Benefit Plans required to be funded and/or book-reserved are funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions and in accordance with any applicable Laws or requirements.

(e) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (alone or in conjunction with any other event, including any termination of employment) will (i) entitle any current or former directors, officers, employees or other service providers of such party and its Subsidiaries to additional compensation or to severance pay or any increase in Severance Pay upon any termination of employment after the date hereof, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans, (iii) accelerate the time of payment or vesting of the Laguna Stock Awards (in the case of Laguna) or the Orca Stock Awards (in the case of Orca), (iv) limit or restrict the right of such party or, after the consummation of the Combinations or any other transactions contemplated hereby, Topco to merge, amend or terminate any of the Benefit Plans or (v) result in any payments, including under any Benefit Plan, that reasonably could be expected to be “excess parachute payments” pursuant to Section 280G of the Code. Neither the Laguna Group nor the Orca Group is obligated to pay a Tax gross-up or reimbursement payment to any employees.

(f) Except as, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on such party, with respect to each Benefit Plan subject to the Laws of a jurisdiction other than the United States, whether or not U.S. Law also applies (each, a “Non-U.S. Benefit Plan”) the fair market value of the assets of each such funded Non-U.S. Benefit Plan, the liability of each insurer for any such Non-U.S. Benefit Plan funded through insurance or the book reserve established for any such Non-U.S. Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the benefits determined on an ongoing basis (actual or contingent) with respect to all current or former participants under such Non-U.S. Benefit Plan according to the actuarial assumptions and valuation most recently used to determine employer contributions to such Non-U.S. Benefit Plan, and none of the transactions contemplated by this Agreement will cause such assets, insurance obligations or book reserves to be less than such benefit obligations. Each such Non-U.S. Benefit Plan required to be registered has been registered and has been maintained in all material respects in good standing with each applicable Governmental Entity. No Non-U.S. Benefit Plan that is maintained, contributed to or required to be contributed to by Laguna, Orca or any of their respective Subsidiaries is a defined benefit pension plan.

Section 4.11. Tax Matters. Other than with respect to clause (g) below, except as, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on such party:

(a) Each of Laguna and Orca and each of their Subsidiaries (i) has timely filed, taking into account any extensions, all material income and other Tax Returns required to have been filed and such Tax Returns are accurate and complete in all respects and have been prepared in compliance with applicable Tax Laws; and (ii) has timely paid all material Taxes required to have been paid by it other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings. No deficiency for any Tax has been asserted or assessed by a Tax authority against Laguna or any of its Subsidiaries (in the case of Laguna) or Orca or any of its Subsidiaries (in the case of Orca) which deficiency has not been paid or is not being contested in good faith in appropriate proceedings (for which adequate reserves have been maintained in accordance with GAAP).

(b) No Tax Return of Laguna or Orca, or any of its Subsidiaries, is under audit or examination by any Tax authority, and no written (or, to the knowledge of Laguna or Orca, as applicable, oral) notice of such an audit or examination has been received by Laguna or Orca or any of its Subsidiaries. No requests for waivers of the time to assess any Taxes are pending. There are no outstanding waivers of any limitation periods or agreements providing for an extension of time for the filing of any material Tax Return, the assessment or collection thereof by any relevant Tax authority or the payment of any Tax by Laguna or Orca or any of its Subsidiaries. No other procedure, proceeding or contest of any refund or deficiency in respect of Taxes is pending in or on appeal from any Governmental Entity.

(c) Each of Laguna or Orca and each of such party’s Subsidiaries has complied in all material respects with all applicable Laws relating to the withholding, collection and remittance of Taxes and other deductions required to be withheld and paid over to the proper Tax authority.

(d) Neither Laguna nor Orca, nor any of its Subsidiaries, has requested or received a ruling from any Tax authority or signed a closing or other agreement with any Tax authority.

(e) Other than for Taxes not yet due and delinquent or that are being contested in good faith in appropriate proceedings (for which adequate reserves have been maintained in accordance with GAAP), there are no Liens with respect to Taxes against any of the assets of Laguna or Orca, or any of its Subsidiaries. No written (or, to the knowledge of Laguna or Orca, as applicable, oral) claim has been received by Laguna or Orca, or any of its Subsidiaries from a Tax authority in a jurisdiction where such entity does not currently file a Tax Return that it is or may be subject to taxation by such jurisdiction. Neither Laguna nor Orca, nor any of its Subsidiaries has a permanent establishment or is resident for Tax purposes outside of its jurisdiction or territory of incorporation or formation, other than as specified under Section 4.11(e) of the Laguna Disclosure Letter or Orca Disclosure Letter, as applicable.

(f) Neither Laguna nor Orca, nor any of its Subsidiaries is a party to or is otherwise bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among such party and any of its wholly owned Subsidiaries), or has any liability for Taxes of any Person (other than Laguna or Orca, as applicable, or any of its Subsidiaries) under United States Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-United States Law), as a transferee or successor, by contract or otherwise.

(g) Within the past three (3) years, neither Laguna nor Orca, nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution intended to qualify for tax-free treatment under Section 355 of the Code (or a similar provision of state, local or non-U.S. Law). Neither Laguna nor Orca, nor any of its Subsidiaries has, within the past six (6) years, (i) been engaged in, or been party to, any of the transactions set out in Chapter 5 of Part 23 of the UK Corporation Tax Act 2010, or (ii) made or received a chargeable payment as defined in section 1086 of that Act.

(h) Neither Laguna nor Orca, nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b) (or any similar provision under state, local or non-U.S. Law) or any arrangements which have been or are required to be disclosed pursuant to Part 7 of the UK Finance Act 2004 (or a similar provision of state or non-U.K. Law).

(i) Neither Laguna nor Orca, nor any of their Subsidiaries beneficially owns shares or other equity interests (for any applicable Tax purposes) in the other party.

(j) None of Laguna, Topco, U.S. Merger Sub, U.S. Holdco Sub, U.S. Holdco Sub 2, or Orca, nor any of their respective Subsidiaries has taken or agreed to take any action, or has any knowledge of any fact, agreement, plan or other circumstance, that could reasonably be expected to prevent the Combinations from qualifying for the Intended Tax Treatment.

(k) As used in this Agreement, (i) the term “Tax” (including the plural form “Taxes” and, with correlative meaning, the terms “Taxable” and “Taxation”) means all taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges of any kind imposed by a Governmental Entity, together with all estimated payments related thereto, interest, penalties and additions imposed with respect to such amounts, including any liability for the Taxes of another Person as transferee or successor, by Contract or otherwise, and (ii) the term “Tax Return” means all Tax returns, declarations, statements, reports, claims for refund, estimates and information returns and any amended Tax return, in each case, including any schedules or forms attached thereof, relating to Taxes.

Section 4.12. Labor Matters.

(a) Neither such party nor any of its Subsidiaries is a party to any collective bargaining agreement, Contract or other agreement, understanding or obligation with or with respect to a labor union, works council or labor organization or similar employee or worker representative body (“Labor Agreements”), nor is such party or any of its Subsidiaries the subject of any proceeding asserting that such party or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain or consult with any labor union, works council or labor organization nor is there pending or, to the knowledge of Laguna or Orca, as applicable, contemplated, threatened, nor has there been during the past three (3) years, any labor strike, dispute, walk-out, work stoppage, slow-down or lockout (“Strikes”) involving such party or any of its Subsidiaries, except for any general Strikes that are not directed exclusively at such party or any of its Subsidiaries. Laguna and Orca, in each case, have made available to the other party true and complete copies of each Labor Agreement.

(b) Laguna and Orca and each of its Subsidiaries, in each case, have complied with any obligations to inform and consult with trade unions, works councils, labor organizations and other representatives of employees or workers, whether pursuant to a Labor Agreement, or otherwise as required in connection with the transactions contemplated by this Agreement, except to the extent that noncompliance would not have or be reasonably expected to have a Material Adverse Effect on such party or would not be reasonably expected to prevent or materially impair or delay the consummation of the Combinations or any of the other transactions contemplated by this Agreement.

(c) Section 4.12(c) of the Laguna Disclosure Letter (in the case of Laguna) or Section 4.12(c) of the Orca Disclosure Letter (in the case of Orca) sets forth a true and correct list of each Labor Agreement with respect to which such party or any of its Subsidiaries is subject to any requirement or local custom to inform or consult in connection with the transactions contemplated by this Agreement. Neither party is subject to any requirement or local custom to provide employee representation on its board of directors or similar governing body or on the Topco Board.

(d) Laguna and Orca and each of its Subsidiaries, in each case, is in compliance with (i) all applicable Laws relating to employment and employment practices with respect to both present and former employees and personnel (including workers, independent contractors and consultants), including payment of wages and salaries, hours, overtime, terms and conditions of employment and engagement, mandatory accrual of statutory leave allowances, collective bargaining, unemployment insurance, worker’s compensation, equal employment opportunity, classification of employees and contractors, staff leasing, discrimination, immigration, the payment and withholding of Taxes, collective redundancy, and the termination of employment; and (ii) applicable Labor Agreements and individual labor contracts, except to the extent that noncompliance would not have a Material Adverse Effect on such party.

(e) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Laguna or Orca, respectively, as of the date of this Agreement, there are no complaints, charges or claims against such party pending or, to the knowledge of Laguna or Orca, as applicable, threatened to be brought or filed with any Governmental Entity or before any court, tribunal or arbitral body, based on, arising out of, in connection with, or otherwise relating to the employment of, or termination of employment by, such party of any person.

Section 4.13. Material Contracts

(a) Section 4.13 of the Laguna Disclosure Letter or Orca Disclosure Letter, as applicable, sets forth a true and complete list of each Contract to which Laguna or Orca, as applicable, or any of its respective Subsidiaries is a party or which binds or affects their respective properties or assets, and which falls within any of the categories listed below (each Contract of the type described in this Section 4.13, together with this Agreement, the Contracts filed, or incorporated by reference, as exhibits to the Laguna Reports or Orca Reports, as applicable, and each Contract entered into after the date of this Agreement that, if existing on the date hereof, would be of the type described in this Section 4.13 is referred to herein as a “Material Contract”):

(A) any Contract with respect to a material joint venture, partnership, strategic alliance partnership, limited liability or other similar agreement or arrangement related to the formation, creation, operation or management;

(B) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (regardless of whether or not Orca is subject to Item 601(b)(10) of Regulation S-K of the SEC);

(C) any Contract with a Significant Customer or Significant Supplier;

(D) any acquisition or divestiture Contract (1) with a purchase price in excess of $25,000,000 entered into since December 31, 2019 or (2) that contains continuing “earn-out” provisions or other contingent payment obligations;

(E) any material hedges, derivatives or other similar instruments or Contracts related thereto;

(F) any collective bargaining, union, labor or similar Contract;

(G) any Contract that grants “most favored nation” status to any counterparty or any “non-compete” or similar Contract that, in any case, materially restricts the business of such party or its Subsidiaries with respect to engaging or competing in any line of business or in any geographic area

(H) any material contract with a Governmental Entity;

(I) that (1) (x) has an aggregate principal amount, or provides for an aggregate obligation, in excess of $25,000,000 evidencing indebtedness for borrowed money, (y) guarantees any indebtedness of a third party in excess of $25,000,000 or (z) contains a covenant restricting the payment of dividends in excess of $25,000,000 or (2) has the economic effect of any of the items set forth in the foregoing clause (1); and

(J) any other agreement which would prohibit or materially delay the consummation of the Combinations or any other transaction contemplated by this Agreement.

(b) Except as, individually or in the aggregate, has not had or is not reasonably expected to have a Material Adverse Effect on Laguna or Orca, as applicable, neither Laguna nor Orca, as applicable, nor any of its Subsidiaries is in breach of or default under the terms of any Material Contract, and no event has occurred that (with or without notice or lapse of time or both) is reasonably expected to result in a breach or default under any Material Contract. To the knowledge of Laguna or Orca, as applicable, no other party to any Material Contract is in breach of or default under the terms of any Material Contract where such breach or default has had, or is reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Laguna or Orca, as applicable. Except as, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on Laguna or Orca, as applicable, each Material Contract is a valid, binding and enforceable obligation of Laguna or Orca, as applicable, or any of its Subsidiaries which is party thereto and, to the knowledge of Laguna or Orca, as applicable, each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Bankruptcy and Equity Exception.

Section 4.14. Intellectual Property.

(a) For the purposes of this Agreement, “Intellectual Property” means all inventions, discoveries, patents, patent applications, trademarks, service marks, logos and trade names and all goodwill associated therewith and symbolized thereby, Internet domain names, copyrights (including databases and other compilations of information and including copyrights in software), confidential information, trade secrets and know-how, including processes, techniques, schematics, business methods, formulae, drawings, prototypes, models, designs, specifications, research and development records and other information, customer and supplier lists and information, and all other intellectual property and proprietary rights and rights equivalent to any of the foregoing in any jurisdiction.

(b) Except as, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect with respect to such party, such party or one of its Subsidiaries exclusively owns or otherwise has a valid right to use all Intellectual Property used in the operation of the business of such party and its Subsidiaries as currently conducted. The consummation of the transactions contemplated by this Agreement will not alter or impair in any material respect any rights of such party or any of its Subsidiaries with respect to any Intellectual Property that is material to its business (the “Material Intellectual Property”).

(c) Except as, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect with respect to such party, (i) the conduct of the business of such party and its subsidiaries is not infringing, misappropriating, diluting or otherwise violating any Intellectual Property rights of any Person, and (ii) neither such party nor any of its Subsidiaries has received any written claim, demand or other notice during the past three (3) years (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution or violation (including any claim that such party or any of its Subsidiaries must license or refrain from using any Intellectual Property rights of any Person). To the knowledge of Laguna or Orca, as applicable, no Person is, infringing or misappropriating, diluting or otherwise violating any Material Intellectual Property of such party and its Subsidiaries.

(d) Such party and its Subsidiaries have taken commercially reasonable steps to maintain, police and protect the Material Intellectual Property of such party and its Subsidiaries. All Material Intellectual Property of such party and its Subsidiaries that derives independent economic value, actual or potential, from not being generally known to the public or to other Persons who can obtain economic value from its disclosure or use has been maintained in confidence in accordance with protection procedures that are adequate for protection, and in accordance with procedures customarily used in the industry to protect rights of like importance. To the knowledge of Laguna or Orca, as applicable, there has been no unauthorized use or disclosure of any Material Intellectual Property of such party or any of its Subsidiaries. To the knowledge of Laguna or Orca, as applicable, all former and current officers, directors, employees, personnel, consultants, advisors, agents, and independent contractors of such party and each of its Subsidiaries (or their predecessors), who have contributed to or participated in the conception and development of Intellectual Property for such entities have entered into valid and binding agreements with such party or one of its Subsidiaries (or their respective predecessors) assigning to, or vesting ownership in, such party or one of its Subsidiaries all right, title and interest of such Intellectual Property, or granting a license for commercial use to such party or one of its Subsidiaries. No such Person has asserted, and to the knowledge of Laguna or Orca, as applicable, no such Person has basis to assert, an ownership interest in any Material Intellectual Property of such party and its Subsidiaries that is not subject to a license from such Person.

(e) The IT Assets of such party and its Subsidiaries operate and perform in all material respects in accordance with their documentation and functional specifications, to the extent available, or as otherwise required by such party and its Subsidiaries in connection with the business of such party and its Subsidiaries as currently conducted, and have not materially malfunctioned or failed within the last three (3) years. Such party and its Subsidiaries have implemented commercially reasonable measures to protect the confidentiality and security of the IT Assets of such party and its Subsidiaries (and all information stored or contained therein) against any unauthorized use, access, interruption, and corruption. Such party and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan.

(f) “IT Assets” means, with respect to Orca or Laguna, computers, software, firmware, middleware, servers, workstations, routers, hubs, networks, switches, data communications lines, and all other information technology infrastructure and equipment and elements, and all associated documentation, used in the business of Orca or Laguna, as applicable, and its Subsidiaries as currently conducted.

Section 4.15. Data Protection.

(a) As used in this Agreement: (i) “Applicable Data Protection Laws” means: (A) the General Data Protection Regulation 2016/679; (B) the Privacy and Electronic Communications Directive 2002/58/EC; (C) the UK Data Protection Act 2018 (“DPA”), the UK General Data Protection Regulation as defined by the DPA as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc) (EU Exit) Regulations 2019, and the Privacy and Electronic Communications Regulations 2003; (D) HIPAA, as amended; (E) the California Consumer Privacy Act; (F) the Federal Trade Commission Act; and (G) relevant law, statute, declaration, decree, directive, legislative enactment, order, ordinance, regulation, rule or other binding instrument which supplements or implements any of the above or which otherwise relates to data protection, privacy or the use of Personal Data, in each case as applicable and in force from time to time, and as amended, consolidated, re-enacted or replaced from time to time and (ii) each of “Personal Data” and “Processing” has the meaning given by the relevant Applicable Data Protection Laws.

(b) Except as, individually or in the aggregate, had not had and would not reasonably be expected to have a Material Adverse Effect, such party and its Subsidiaries, and so far as such party is aware, each third party Processing Personal Data on behalf of such party or its Subsidiaries is, and has been for the last three (3) years prior to the date of this Agreement, in material compliance with all: (i) Applicable Data Protection Laws; (ii) contractual obligations and other commitments; and (iii) such party’s own policies and procedures, in each case as relating to privacy, data protection, and the Processing of Personal Data.

(c) Except as, individually or in the aggregate, had not had and would not reasonably be expected to have a Material Adverse Effect, such party and its Subsidiaries, and so far as such party is aware, each third party processing Personal Data on behalf of such party or its Subsidiaries, has established, implemented and maintains appropriate technical and organizational measures to protect against the unauthorized or unlawful Processing of, or accidental loss or damage to, any Personal Data processed by such party and its Subsidiaries or on their behalf.

(d) Except as, individually or in the aggregate, had not had and would not reasonably be expected to have a Material Adverse Effect, to the extent any Personal Data originating in the United Kingdom or European Economic Area is transferred by such party outside of the United Kingdom or European Economic Area (as applicable), this is carried out in accordance with Applicable Data Protection Laws and with appropriate safeguards in place for such transfer.

(e) Except as, individually or in the aggregate, had not had and would not reasonably be expected to have a Material Adverse Effect, neither the Combinations nor the execution or performance of this Agreement or any document delivered pursuant to this Agreement, will: (i) conflict with or result in a breach of any Applicable Data Protection Laws, contractual obligations and other commitments to third parties, or such party’s own policies and procedures, in each case relating to privacy, data protection, and the Processing of Personal Data; or (ii) give rise to any right of termination or other restriction on the rights of such party or any of its Subsidiaries to Process any Personal Data as necessary to carry on such party or its Subsidiaries’ business in the same manner as it is currently carried on.

(f) Except as, individually or in the aggregate, had not had and would not reasonably be expected to have a Material Adverse Effect, in the last three (3) years: (i) such party and its Subsidiaries have not received a written complaint, claim, request, correspondence, objection, or other communication in relation to their collection, use or Processing of Personal Data that remains unresolved; and (ii) the collection, use and Processing of Personal Data by such party and its Subsidiaries has not been the subject of any investigation, audit, action or proceedings (whether of a criminal, civil or administrative nature).

(g) Except as, individually or in the aggregate, had not had and would not reasonably be expected to have a Material Adverse Effect, none of the Personal Data Processed by such party and its Subsidiaries, or on its behalf, has been subject to unauthorized or unlawful processing, or accidental loss or damage.

Section 4.16. Properties and Assets. Such party and its Subsidiaries have, and immediately following the Laguna Effective Time will continue to have (including through any successor entity to such party), good and valid title to their owned assets and properties, or in the case of assets and properties they lease, license, or have other rights in, good and valid rights by lease, license or other agreement to use, all assets and properties (in each case, tangible and intangible) necessary and desirable to permit such party and its Subsidiaries to conduct their respective businesses as currently conducted, except, in each case, which, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on such party. The assets and properties (in each case, tangible or intangible) owned or used by such party and its Subsidiaries are in satisfactory condition for their continued use as they have been used and are adequate for their current use, subject to reasonable wear and tear, except, in each case, which, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on such party.

Section 4.17. Environmental Matters. To the knowledge of such party, except as, individually or in the aggregate, has not had or is not reasonably expected to have a Material Adverse Effect on such party, (a) such party and its Subsidiaries hold, and are now and for the last five (5) years have been in compliance with all permits, licenses, certificates, clearances, variances, exemptions, and other authorizations (including emission or discharge allowances and credits) required under any foreign, federal, state, local or municipal law (including common law), statute, treaty, ordinance, rule, regulation, judgment, order or decree promulgated or issued by any Governmental Entity (including guidance notes that are implemented in jurisdictions outside of the United States) relating to contamination, pollution or protection of human health, natural resources or the environment (the “Environmental Laws”) for such party to conduct its operations (the “Environmental Permits”), and are in compliance with all applicable Environmental Laws and Environmental Permits and to the knowledge of such party, there is no condition (including the Combinations) that would reasonably be expected to prevent or interfere with compliance with all applicable Environmental Laws and all applicable Environmental Permits in the future, (b) such party and its Subsidiaries have not received any written notice, claim, demand, action, suit, complaint, proceeding or other communication by any Person alleging any violation of, or any actual or potential liability under, any Environmental Laws or Environmental Permit (an “Environmental Claim”), and such party has no knowledge of any pending or threatened Environmental Claim, (c) no hazardous, dangerous or toxic substance, including petroleum (including crude oil or any fraction thereof), asbestos and asbestos-containing materials, polychlorinated biphenyls, radon, fungus, mold, urea-formaldehyde insulation or any other material that is regulated pursuant to any Environmental Laws or that could result in liability under any Environmental Laws has been generated, transported, treated, stored, installed, disposed of, arranged to be disposed of, released or threatened to be released at, on, from or under any of the properties or facilities currently or formerly owned, leased or otherwise used by such party or its Subsidiaries, in violation of, or in a manner or to a location that could give rise to liability to such party or its Subsidiaries under Environmental Laws, (d) such party and its Subsidiaries have not assumed, contractually or by operation of Law, any liabilities or obligations under or relating to any Environmental Laws, (e) such party and its Subsidiaries have not entered into or agreed to any order or Contract, and are not subject to any judgment, settlement or agreement relating to compliance with or liability under any Environmental Laws, and (f) none of such party and its Subsidiaries are an indemnitor in connection with any potential or actual claim for any liability or responsibility under any Environmental Laws. Except for Section 4.6 (Reports; Financial Statements; Internal Control and Disclosure Control), Section 4.7 (Absence of Certain Changes), Section 4.13 (Material Contracts), Section 4.16 (Properties and Assets), Section 4.19 (Real Property), and Section 4.26 (Information in Public Filings), Section 4.17 (Environmental Matters) shall be the exclusive representations and warranties with respect to matters relating to contamination, pollution or protection of human health, natural resources or the environment.

Section 4.18. Customers and Suppliers.

(a) Section 4.18(a) of the Laguna Disclosure Letter or Orca Disclosure Letter, as applicable, sets forth a list showing the 10 largest customers of Laguna and Orca, as applicable, and its respective Subsidiaries by total sales by Laguna and Orca, as applicable, and its respective Subsidiaries, taken as a whole, during the twelve (12) month period ending on September 30, 2021 (each, a “Significant Customer”). Since September 30, 2021, no Significant Customer has indicated in writing an intention to (x) stop purchasing products from Laguna and Orca, as applicable, or its respective Subsidiaries; or (y) change, materially and adversely, the terms and conditions on which it purchases products from Laguna and Orca, as applicable, or its respective Subsidiaries, except as, individually or in the aggregate, had not had and would not reasonably be expected to have a Material Adverse Effect.

(b) Section 4.18(b) of the Laguna Disclosure Letter or Orca Disclosure Letter, as applicable, sets forth a list showing the 10 largest suppliers of Laguna and Orca, as applicable, and its respective Subsidiaries by gross sales to Laguna and Orca, as applicable, and its respective Subsidiaries, taken as a whole, during the twelve (12) month period ending on September 30, 2021 (each, a “Significant Supplier”). Since September 30, 2021, no Significant Supplier has indicated in writing an intention to (x) stop supplying Laguna and Orca, as applicable, or its respective Subsidiaries; or (y) change, materially and adversely, the terms and conditions on which it is prepared to supply Laguna and Orca, as applicable, or its respective Subsidiaries except as, individually or in the aggregate, had not had and would not reasonably be expected to have a Material Adverse Effect. Each of Laguna and Orca, as applicable, and its respective Subsidiaries has delivered or caused to be delivered to the other party true and complete copies of the each currently effective Contract between Laguna and Orca, as applicable, or its respective Subsidiaries and a Significant Supplier.

Section 4.19. Real Property.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each of Laguna and Orca, as applicable, and its respective Subsidiaries has good, valid and marketable title to each real property owned by such person (“Owned Real Property”), in each case free and clear of any Liens, other than Permitted Liens and (ii) no Owned Real Property of Laguna or Orca, as applicable, or its respective Subsidiaries is subject to any option, obligation or right of first refusal or contractual right to purchase, lease or acquire any interest in any Owned Real Property.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each of Laguna and Orca, as applicable, and its respective applicable Subsidiaries has good and valid leasehold interests in each real property leased by such person (“Leased Real Property” and, together with the Owned Real Property, the “Real Property”), in each case free and clear of any Liens, other than Permitted Liens. Each Contract of Laguna and Orca, as applicable, or any of its Subsidiaries for any Leased Real Property is legal, valid, enforceable and binding on Laguna and Orca, as applicable, or any of its Subsidiaries that is a party thereto and, to the knowledge of Laguna or Orca, each other party thereto and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought, and except for such failures to be valid and binding or to be in full force and effect that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and neither Laguna and Orca, as applicable, nor any of its Subsidiaries is in breach of or default under, or has received written notice of any breach of or default under, and no condition exists which (with notice or lapse of time or both) would constitute a default under, any lease of Leased Real Property where such breach or default would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) There are no pending or, to the knowledge of Laguna or Orca, as applicable, threatened condemnation or similar proceedings related to its Real Property where such condemnation or similar proceeding would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

“Permitted Liens” means (a) encumbrances for current Taxes or other governmental charges not yet delinquent and payable without penalty or the amount or validity of which is being contested in good faith by appropriate proceedings by Laguna or Orca, as applicable, or its Subsidiaries, and for which appropriate reserves have been established in accordance with GAAP; (b) mechanics’, carriers’, workmen’s, repairmen’s, materialmens’, contractors’ or other like encumbrances arising or incurred in the ordinary course of business consistent with past practice relating to obligations that are not yet overdue by more than thirty (30) days and payable or that are being diligently contested in good faith by appropriate proceedings; (c) zoning, entitlement, building and other land use regulations imposed by any Governmental Entity having jurisdiction over the Real Property of Laguna or Orca, as applicable, which are not, individually or in the aggregate, violated in any material respect by the current use and operation of the Real Property of Laguna or Orca, as applicable; (d) purchase money liens and liens securing rental payments under capital lease arrangements; (e) other minor encumbrances of record that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the specific parcel of the Real Property of Laguna or Orca, as applicable, to which they relate or the conduct of the business of Laguna or Orca, as applicable, and its Subsidiaries as presently conducted; and (f) any condition or other matter, if any, that may be shown or disclosed by a current and accurate survey of such Real Property that does not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the specific parcel of the Real Property of Laguna or Orca, as applicable, to which it relates or the conduct of the business of Laguna or Orca, as applicable, and its Subsidiaries as presently conducted.

Section 4.20. Personal Property. Except as has not resulted, and would not reasonably be expected to result, in, individually or in the aggregate, a Material Adverse Effect, each of Laguna and Orca, as applicable, and its respective Subsidiaries has good and valid title to its respective owned assets and properties, or in the case of assets and properties it leases, licenses, or has other rights in, good and valid rights by lease, license or other agreement to use, all assets and properties necessary and desirable to permit Laguna and Orca, as applicable, and its respective Subsidiaries to conduct their respective businesses as currently conducted, free and clear of any Liens other than Permitted Liens, other than (x) personal property sold or otherwise disposed of in the ordinary course of business consistent with past practice since December 31, 2020; and (y) Intellectual Property.

Section 4.21. Related Party Transactions. There are no outstanding amounts payable to or receivable from, or advances by Laguna and Orca, as applicable, or any of its respective Subsidiaries to, and neither Laguna and Orca, as applicable, nor any of its respective Subsidiaries is otherwise a creditor or debtor to, or party to any Contract or transaction with, any holder of five (5) percent or more of the Laguna Shares or Orca Shares, as applicable, or any director, officer, employee or affiliate of Laguna and Orca, as applicable, or its respective Subsidiaries, or to any relative of any of the foregoing, except for (a) employment or compensation agreements or arrangements with directors, officers and employees made in the ordinary course consistent with past practice and (b) in the case of Orca, any Contracts entered into in the ordinary course of business on arms’ length terms between portfolio companies and other affiliates of any person owning five (5) percent or more of the Orca Shares.

Section 4.22. Takeover Statutes. The Laguna Board or the Orca Board, as applicable, has taken all actions necessary to render inapplicable to this Agreement, and the consummation of the transactions contemplated hereby or thereby, including the Combinations, the restrictions on business combinations contained in Section 203 of the DGCL and all takeover-related provisions set forth in the Organizational Documents of Laguna or Orca, as applicable, without any further action on the part of the respective stockholders or the Laguna Board or the Orca Board, as applicable.

Section 4.23. Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof, (a) all current insurance policies and Contracts of each of Laguna and Orca, as applicable, and its respective Subsidiaries are in full force and effect and are valid and enforceable and (b) all premiums due thereunder have been paid. Neither Laguna, Orca nor any of their respective Subsidiaries has received notice of cancellation or termination with respect to any third party insurance policies or Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.24. Anti-Corruption, Trade Sanctions, and Trade Control Laws.

(a) Except as, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on such party, none of such party, such party’s Subsidiaries, their respective officers, directors, or employees, nor, to the knowledge of such party, any of their respective Representatives, has in the past five (5) years, directly or indirectly, corruptly offered, paid, given, promised, or authorized, requested, solicited, or accepted any money, financial or other advantage, or anything else of value, to or from any Person, including:

(i) any official, officer, employee or representative of, or any person acting in an official capacity or exercising a public function for or on behalf of, any Governmental Entity (which for purposes of this Section 4.24, includes (1) any national, federal, state, county, municipal, or local government or any entity exercising executive, legislative, judicial, regulatory, taxing, administrative, or public functions of a country or territory or pertaining to government, (2) any public international organization, (3) any agency, division, bureau, department, or other political subdivision of any government, entity, or organization described in the foregoing clauses (1) or (2) of this definition, or (4) any company, business, enterprise, or other entity majority-owned or controlled by any government, entity, or organization described in the foregoing clauses (1), (2), or (3) of this definition), and

(ii) any political party, party official or candidate for political office (in each case a “Government Official”) (1) for the purpose of influencing any act or decision of a Government Official in his or her official capacity, inducing a Government Official to omit to do any act in violation of a lawful duty, securing any improper advantage, inducing a Government Official to affect or influence any act or decision of any Governmental Entity or inducing or rewarding the improper performance of a function or activity by any Person; or (2) which would otherwise constitute or have the purpose or effect of public or commercial bribery kickbacks or other unlawful or improper means of obtaining business or any improper business advantage. Such party and its Subsidiaries are and at all times in the past five (5) years have been (A) in compliance in all material respects with and have not committed any offense under the United States Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) the U.K. Bribery Act 2010 (the “Bribery Act”) or any other applicable Laws of regarding bribery or corruption, including all Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions (together with the FCPA and the Bribery Act, “Anti-Corruption Laws”), and (B) subject to policies and procedures reasonably designed to ensure compliance with the Anti-Corruption Laws.

(b) Except as, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on such party: (i) there is not currently, and there has not been in the past five (5) years, any actual, pending, or, to such party’s knowledge, threatened investigation or litigation by any Governmental Entity with respect to compliance with any applicable Anti-Corruption Laws by such party or its Subsidiaries, (ii) such party and its Subsidiaries are, and for the past five (5) years have been, in compliance in all material respects with all applicable Trade Sanctions Laws and Trade Control Laws, (iii) in the past five (5) years, none of such party, such party’s Subsidiaries nor any of their officers, directors, employees or Representatives has been or is designated on the list of Specially Designated Nationals and Blocked Persons maintained by the United States Department of Treasury’s Office of Foreign Assets Control (“OFAC”), or similar lists maintained by the United Nations Security Council, the European Union, Her Majesty’s Treasury, or any other relevant sanctions authority and (iv) none of such party or such party’s Subsidiaries nor, to their knowledge, any of their Representatives, has participated in the past five (5) years in any transaction or dealing involving a designated person or entity, or any Person or entity resident, operating in, or organized under the laws of a country or territory that is subject to sanctions under Trade Sanctions Laws, in violation of Trade Sanctions Laws.

(c) As used in this Agreement, (i) “Trade Sanctions Laws” means all applicable economic financial sanctions or trade embargoes imposed, administered or enforced from time to time by (A) the U.S. government, including those administered by OFAC or the U.S. Department of State, or (B) the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other applicable sanctions authorities, (ii) “Trade Control Laws” means all applicable Laws and regulations related to the regulation of imports, trade, export control, or antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, the European Union, Her Majesty’s Treasury, or other relevant authorities, including (A) the United States International Traffic in Arms Regulations administered by the United States State Department’s Directorate of

Defense Trade Controls; (B) the Export Administration Regulations administered by the United States Commerce Department (including the antiboycott regulations administered by the Office of Antiboycott Compliance); (C) nuclear export regulations administered by the United States Nuclear Regulatory Commission and the United States Department of Energy; (D) United States customs Laws and regulations administered by U.S. Customs and Border Protection; (E) the EU Dual-Use Regulation, Council Regulation (EC) No 428/2009 (and associated amendments); and (F) all other applicable import and export controls in the countries in which the party conducts business, except to the extent inconsistent with U.S. law.

(d) Except as, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on such party: (i) in the past five (5) years, such party and its subsidiaries (A) are and at all times have been subject to policies and procedures reasonably designed to ensure compliance with applicable Trade Sanctions Laws and Trade Control Laws, and (B) have obtained, and are in compliance with, all required export and import licenses, license exceptions and other consents, notices, approvals, orders, permits, authorizations, declarations, classifications and filings with any Governmental Entity required for the import, export and re-export of products, software and technology and (ii) there are not currently, and there has not been in the past five (5) years, any actual, pending, or, to such party’s knowledge, threatened investigation, litigation, or inquiry by any Governmental Entity with respect to compliance with any applicable Trade Sanctions Laws or Trade Control Laws by such party or its Subsidiaries.

Section 4.25. Healthcare Compliance Matters.

(a) Each of Laguna and Orca, as applicable, and each of its Subsidiaries, (i) is in compliance and since January 1, 2019 has been in compliance with all Health Care Laws applicable to it or any assets owned or used by it, and (ii) neither Laguna nor Orca, as applicable, nor any of its Subsidiaries has received any written communication since January 1, 2019 from a Governmental Entity that remains uncured or unresolved and that alleges that such party or any of its Subsidiaries is not in compliance with any Health Care Law, except in the case of clauses (i) and (ii) where any non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect. Neither Laguna nor Orca, as applicable, nor, to the knowledge of such party, any of its Subsidiaries is a party to or has any ongoing reporting obligations pursuant to or under any corporate integrity agreements, deferred or non-prosecution agreements, monitoring agreements, consent decrees, settlement orders, plans of correction or similar agreements with or imposed by any Governmental Entity. Additionally, since January 1, 2019, none of Laguna or Orca, as applicable, or any of its Subsidiaries or any of its respective employees, officers, directors or, to the knowledge of such party, agents (A) has been excluded, suspended or debarred from participation in any U.S. state or federal health care program, (B) to the knowledge of such party, has been convicted of any crime or is subject to a governmental inquiry, investigation, Proceeding, or other similar action, or (C) to the knowledge of such party, has engaged in any conduct, that could reasonably be expected to result in debarment, suspension, or exclusion, except for any exclusion, suspension, debarment, conviction or conduct that, individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect.

(b) Each of Laguna and Orca, as applicable, and each of its Subsidiaries has, maintains and is operating in material compliance with, and all of its products are designed, manufactured, imported, exported, processed, developed, labeled, stored, tested and marketed in compliance with, all Permits of the United States Food and Drug Administration (“FDA”) and comparable Governmental Entities which are required for the conduct of its business as currently conducted (collectively, the “FDA Permits”), and all such FDA Permits are valid, subsisting, and in full force and effect, except where the failure to have, maintain or operate in material compliance with the FDA Permits has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2019, each of Laguna and Orca, as applicable, and each of its Subsidiaries have fulfilled and performed all of their material obligations with respect to the FDA Permits, and no event has occurred which allows, or with notice or lapse of time or both, would allow revocation or termination thereof or results in any other material impairment of the rights of the holder of any FDA Permit, except where the failure to so fulfill or perform, or the occurrence of such event, would not result in a Material Adverse Effect. Each of Laguna and Orca, as applicable, and each of its Subsidiaries have operated and currently are in compliance in all material respects with applicable Laws administered or enforced by the FDA and comparable Governmental Entities, except where the failure to so comply would not result in a Material Adverse Effect. Each of Laguna and Orca, as applicable, and each of its Subsidiaries has not received, since January 1, 2019, written notice of any pending or threatened Proceeding (other than FDA audits) from the FDA, any Governmental Entity, any qui-tam relator or applicable foreign Governmental Entity alleging that any operation or activity of such party or any of its Subsidiaries is in material violation of any applicable Health Care Law which violation would reasonably be expected to have a material and adverse impact on such party and its Subsidiaries, taken as a whole.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2019, all applications, notifications, submissions, information, claims, reports and statistics, and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a FDA Permit from the FDA or other Governmental Entity relating to Laguna or Orca, as applicable, and each of its Subsidiaries, businesses and products, when submitted to the FDA or other Governmental Entity were true, complete and correct as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or other Governmental Entity.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2019, each of Laguna and Orca, as applicable, and each of its Subsidiaries has not had any product or manufacturing site (whether owned by such party or its Subsidiary(s), or a contract manufacturer for its products) subject to a Governmental Entity (including FDA) shutdown or import or export prohibition, nor received any FDA Form 483 or other Governmental Entity notice of inspectional observations, “warning letters,” “untitled letters” or requests or requirements to make changes to the products, or similar correspondence or notice from the FDA or other Governmental Entity alleging or asserting noncompliance with any applicable Law, Permit or such requests or requirements of a Governmental Entity.

(e) Section 4.25(e) of the Laguna Disclosure Letter or Orca Disclosure Letter, as applicable, sets forth a list of (i) all material recalls, removals, field notifications, field corrections, market withdrawals or replacements, corrective actions, safety alerts or other notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance (collectively, “Safety Notices”) with respect to the products of Laguna or Orca, as applicable, and its respective Subsidiaries, respectively, since January 1, 2019 and (ii) the date on which any such Safety Notice was resolved or closed (as applicable). To the knowledge of Laguna or Orca, as applicable, (A) since January 1, 2019, there have been no material complaints with respect to its products that are currently unresolved, (B) there are no facts that would be reasonably likely to result in (x) a material Safety Notice with respect to its products or offerings, (y) a material change in marketing classification or labeling of any such products, or (z) a termination or suspension of marketing or testing of any of its products or offerings.

(f) Neither Laguna nor Orca, as applicable, nor any of its Subsidiaries is the subject of any pending or, to the knowledge of Laguna or Orca, as applicable, threatened investigation in respect of such party, its Subsidiaries or its products, by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. Since January 1, 2019, neither Laguna nor Orca, as applicable, nor, to the knowledge of such party, any of its officers, employees or agents (within the meaning of the applicable Law) has been convicted of any crime or engaged in any conduct that could result in a material debarment or exclusion under (i) 21 U.S.C. Section 335a or (ii) any similar Law. As of the date hereof, no Proceedings that would reasonably be expected to result in such a debarment or exclusion are pending or, to the knowledge of Laguna or Orca, as applicable, threatened against such party, its Subsidiaries, or any of their respective officers, employees or agents.

(g) Since January 1, 2019, all studies, tests and preclinical and clinical studies being conducted by or on behalf of or sponsored by Laguna or Orca, as applicable, or its Subsidiaries, or in which Laguna or Orca, as applicable, or its Subsidiaries has participated, were and, if still pending, are being conducted in material compliance with applicable Laws, including, without limitation, the Health Care Laws including 21 C.F.R. Parts 50, 54, 56, 58, 312, and 812. Laguna and Orca have made all such filings and obtained all such approvals, authorizations or exemptions as may be required by the FDA or any other Healthcare Regulatory Authority for the conduct of such tests or studies. Since January 1, 2019, each of Laguna or Orca, as applicable, and its Subsidiaries, has not received any written notices, correspondence or other communication from any institutional review board or ethics committee, the FDA or any other Governmental Entity, recommending or requiring the termination, suspension, or material modification of any ongoing studies or tests conducted or proposed to be conduct by, or on behalf of, or supervised by, such party or its Subsidiaries, or in which the products or investigational products of such party or its Subsidiaries have participated.

(h) As used in this Agreement, “Health Care Laws” means all applicable federal, state, local and foreign healthcare Laws, including, without limitation, (i) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.); (ii) the Controlled Substances Act (21 U.S.C. § 801 et seq.); (iii) the Public Health Service Act (42 U.S.C. § 201 et seq.); (iv) all applicable federal, state, local and all applicable foreign health care related fraud and abuse, false claims, and anti-kickback laws, including, without limitation, the U.S. Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the U.S. Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h) and similar gift and disclosure Laws, the U.S. Civil False Claims Act (31 U.S.C. § 3729 et seq.), the criminal False Claims Law (42 U.S.C. § 1320a-7b(a)), all criminal laws relating to health care fraud and abuse, including but not limited to 18 U.S.C. §§ 286 and 287, and the health care fraud criminal provisions under the U.S. Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) (42 U.S.C. § 1320d et seq.), the exclusion laws (42 U.S.C. § 1320a-7), the civil monetary penalties law (42 U.S.C. § 1320a-7a), HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. § 17921 et seq.), Laws pertaining to privacy, data protection and information security, and the regulations promulgated pursuant to such statutes; (v) state Laws relating to the manufacture, sale and distribution of medical products; (vi) Medicare (Title XVIII of the Social Security Act) and (vii) Medicaid (Title XIX of the Social Security Act); (viii) any state or non-U.S. counterpart thereof; and (ix) the regulations promulgated pursuant to such laws identified in subparts (i) to (viii).

Section 4.26. Information in Public Filings. The information supplied or to be supplied by Laguna or Orca, as applicable, expressly for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement/Prospectus (and, in each case, any amendment thereof or supplement thereto) will not, when filed with the applicable Regulatory Authority and when distributed or disseminated to such party’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, or not otherwise comply with applicable Law. The Registration Statement and the Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of any applicable securities Laws and will not, when filed with the applicable Regulatory Authority and when distributed or disseminated to such party’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, or not otherwise comply with applicable Law.

Section 4.27. Brokers. Except for (x) Laguna’s obligations to Perella Weinberg Partners LP and Citigroup Global Markets Inc., the fees and expenses of which will be paid by Laguna, and (y) Orca’s obligations to J.P. Morgan Securities LLC, the fees and expenses of which will be paid by Orca, no broker, investment banker, financial advisor or other Person is entitled to any brokerage, finders’, advisory or similar fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated by this Agreement (including the Combinations), based upon arrangements made by or on behalf of such party or any of its Subsidiaries.

ARTICLE V

COVENANTS

Section 5.1. Interim Operations. Each of Laguna and Orca covenants and agrees as to itself and its Subsidiaries that, after the date hereof and until the earlier of the Laguna Effective Time or the termination of this Agreement in accordance with its terms, unless Laguna (in the case of any action or omission proposed with respect to Orca or any Subsidiary of Orca) or Orca (in the case of any action or omission with respect to Laguna or any Subsidiary of Laguna) shall otherwise approve in writing (which approval shall not be unreasonably withheld, delayed or conditioned by the party from whom it is requested) and except as required by applicable Law, Self-Regulatory Organization, the Orca Scheme or as expressly contemplated by this Agreement or, in the case of Orca, as otherwise set forth in Section 5.1 of the Orca Disclosure Letter or, in the case of Laguna, as otherwise set forth in Section 5.1 of the Laguna Disclosure Letter:

(a) each of it and its Subsidiaries shall use its commercially reasonable efforts (i) to conduct its business in the ordinary and usual course consistent with past practice and (ii) to preserve intact its business organization and consistent with prior practice maintain its existing relations and goodwill with all Governmental Entities (including applicable Regulatory Authorities) and Self-Regulatory Organizations, clients, customers, suppliers, distributors, creditors, lessors, employees, stockholders and other Persons with which it or Laguna or Orca, as applicable, and its Subsidiaries has material business relations, as applicable;

(b) (i) neither it nor its Subsidiaries shall amend, modify, waive, rescind or otherwise change any provisions of its Organizational Documents; (ii) neither Laguna nor Orca, as applicable, shall split, combine or reclassify its outstanding shares of capital stock or other equity interests; (iii) neither it nor its Subsidiaries shall declare, set aside or pay any type of dividend or other distribution, whether payable in cash, stock, property or a combination thereof, in respect of any capital stock or other equity interests, as appropriate, other than dividends payable by direct or indirect wholly owned Subsidiaries of Laguna or Orca, as applicable, to Laguna or Orca, respectively, or another of its direct or indirect wholly owned Subsidiaries in the ordinary and usual course of business (including in connection with acquisitions entered into after the date of this Agreement as permitted by Section 5.1(h)) or to service existing indebtedness for borrowed money; (iv) neither it nor its Subsidiaries shall adopt a plan of merger, consolidation or complete or partial liquidation or resolutions providing for a merger, consolidation or complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization; and (v) except (x) for the acquisition by such party of shares of its capital stock or other equity interests in connection with the surrender of such shares by holders of Laguna Stock Awards or Orca Stock Awards, as applicable, in order to pay the exercise price of such Stock Awards in accordance with the terms of such Stock Awards as in effect on the date of this Agreement and Disclosed to the other party, (y) for the withholding or disposition of shares of capital stock or other equity interests to satisfy withholding Tax obligations with respect to Laguna Stock Awards or Orca Stock Awards, as applicable, granted pursuant to the Laguna Stock Plans and the Orca Stock Plans, as applicable, in accordance with the terms of such Stock Awards as in effect on the date of this Agreement and Disclosed to the other party, neither it nor its Subsidiaries it shall repurchase, redeem or otherwise acquire any shares of any capital stock or other equity interests of Laguna or Orca or their respective Subsidiaries, as applicable, or any securities convertible into or exchangeable or exercisable for any such shares of capital stock or other equity interests, as applicable;

(c) neither it nor any of its Subsidiaries shall (i) issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, profits interests, commitments or rights of any kind to acquire, capital stock or other equity interests, or any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with its stockholders on any matter or any other property or assets, except for (x) Laguna Shares or Orca Shares (as applicable) issuable or transferable pursuant to Laguna Stock Awards or Orca Stock Awards outstanding on or awarded prior to the date hereof or made by Laguna or Orca, as applicable, (y) in amounts not to exceed the maximum amounts set forth respectively, in the case of Orca, on Section 5.1 of the Orca Disclosure Letter or, in the case of Laguna, on Section 5.1 of the Laguna Disclosure Letter, or (z) issuances to Subsidiaries of Laguna or Orca, as applicable, in connection with internal reorganizations entered into in the ordinary and usual course of business solely among the Subsidiaries of Laguna or Orca, as applicable, which will not adversely affect the Intended Tax Treatment; (ii) incur any indebtedness for borrowed money (including any guarantee of indebtedness) or issue any debt securities except for borrowing in amounts not to exceed $25,000,000 in the aggregate (including pursuant to any drawdowns of credit facilities outstanding as of the date hereof); or (iii) make or authorize or commit to any material capital expenditures, other than in the ordinary and usual course of business and consistent with past practice; provided that, to the extent permitted by Law, it shall inform the other party of material capital expenditures not contemplated by such party’s capital budget;

(d) neither it nor any of its Subsidiaries shall (i) terminate, establish, adopt, enter into, or materially amend any Benefit Plan, as the case may be, or any other arrangement that would be a Laguna Benefit Plan or an Orca Benefit Plan if in effect on the date of this Agreement; (ii) materially increase the salary, wage, bonus, fringe benefits or other compensation of any director, manager, officer or employee or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; provided, however, that any compensation or benefits that vest, accelerate or result in any payment or funding in connection with any of the transactions contemplated by this Agreement shall not be considered a breach of the foregoing clauses (i) and (ii); (iii) enter into any contract, agreement, commitment or arrangement providing for the payment to any director, manager, officer or employee of such party or the funding of compensation or benefits in connection with, contingent upon, or the terms of which are materially altered in connection with, any of the transactions contemplated by this Agreement either alone or, except as provided below, in conjunction with any other event; or (iv) provide, with respect to any stock option, restricted stock, restricted stock unit or other equity-related award, that the vesting of any such stock option, restricted stock, restricted stock unit or other equity-related award or any Benefit Plan shall accelerate or otherwise be affected by or result in any payment or funding in connection with any of the transactions contemplated by this Agreement, except (x) with respect to the foregoing clauses (i)—(iv), as required by applicable Law or the terms of any Benefit Plan existing and in effect on the date of this Agreement and Disclosed to the other party or (y) with respect to the foregoing clause (ii), in the usual course of business consistent with past practice;

(e) except in the ordinary course of business or as may be required by applicable Law or the terms of any Benefit Plan existing and in effect on the date of this Agreement and that is set forth, in the case of Orca, in Section 5.1 of the Orca Disclosure Letter or, in the case of Laguna, that is set forth in Section 5.1 of the Laguna Disclosure Letter, neither it nor any of its Subsidiaries shall establish, adopt, enter into, materially amend or terminate any collective bargaining or similar agreement with a labor union or similar organization;

(f) neither it nor any of its Subsidiaries shall lease, license, transfer, exchange or swap, mortgage (including securitizations) pledge, abandon, allow to lapse, or otherwise dispose of (whether by way of merger, consolidation, sale of stock or assets, or otherwise) any portion of its assets, including the capital stock or other equity interests of its Subsidiaries except for (i) dispositions of assets that, individually or in the aggregate with all other such dispositions, have fair market value of less than $25,000,000; (ii) transactions between it and any of its direct or indirect Subsidiaries or transactions between such Subsidiaries; or (iii) activities in the ordinary and usual course of business consistent with past practice;

(g) neither it nor any of its Subsidiaries shall, except in the ordinary and usual course of business and consistent with past practices, sell, lease, license, transfer, exchange or swap, mortgage (including securitizations) pledge, abandon, allow to lapse or otherwise dispose of any Material Intellectual Property of such party or any of its Subsidiaries;

(h) neither it nor any of its Subsidiaries shall acquire or agree to acquire (whether by merger, consolidation, purchase or otherwise) any Person, division or assets (including real property), except for acquisitions: (i) entered into on an arm’s length basis; (ii) the expected gross expenditures and commitments (including the amount of any indebtedness assumed) of which do not exceed, in the aggregate, $25,000,000; and (iii) which are not reasonably likely, individually or in the aggregate, to prevent or materially delay the satisfaction of the conditions set forth in Section 6.1(e);

(i) neither it nor any of its Subsidiaries shall settle or compromise (other than any claims or litigation brought by Laguna against Orca or brought by Orca against Laguna arising out of or relating to this Agreement) any material claims or litigation, if such settlement or compromise would involve, individually or together with all such other settlements or compromises, the payment of money by such party or its Subsidiaries in excess of $25,000,000 over the available insurance coverage or applicable reserves, if any, at the time of such settlement or would involve any admission of material wrongdoing or any material conduct requirement or restriction by such party or its affiliates, except, in each case, in the ordinary and usual course of business consistent with past practice;

(j) neither it nor any of its Subsidiaries shall modify, renew, amend or (excluding expirations in accordance with their terms) terminate in any material respect any of its Material Contracts or waive, release or assign any material rights or claims thereunder in excess of $20,000,000 individually or in the aggregate or enter into or amend any Contract that, if existing on the date hereof, would be a Material Contract, except, in each case, in the ordinary and usual course of business consistent with past practice or as permitted pursuant Section 5.1(c)(ii) or 5.1(c)(iii), or 5.1(d);

(k) neither it nor any of its Subsidiaries shall make or change any material Tax election, adopt or change any material method of Tax accounting, file any material amended Tax Return, enter into a closing agreement or advance pricing agreement in respect of a material amount of Taxes, settle or compromise any material audit, assessment, notice, Tax claim or proceeding relating to Taxes, surrender any material right to claim a refund or offset of any Taxes, consent to (or request) any extensions or waiver of the limitation period applicable to any material Tax claim or assessment, or change the classification of Laguna or Orca, as applicable, or any of their Subsidiaries for U.S. Tax purposes, except, in each case, to the extent otherwise required by Law or in the ordinary course of business consistent with past practice;

(l) neither it nor any of its Subsidiaries shall permit any material change in its financial accounting principles, policies or practices, except to the extent that any such changes in financial accounting principles, policies or practices shall be required by changes in GAAP or SEC rules and regulations or Regulation S-X of the Exchange Act and, in each case, authoritative interpretations thereof;

(m) neither it nor any of its Subsidiaries shall enter into any Contract that grants “most favored nation” status to any counterparty, except in the ordinary and usual course of business consistent with past practice, or any “non-compete” or similar Contract that, in any case, would materially restrict the business of the Topco Group following the Laguna Effective Time with respect to engaging or competing in any line of business or in any geographic area;

(n) neither it nor any of its Subsidiaries shall make any material loans, advances or capital contributions to, or investments in, any other Person (other than any wholly owned Subsidiary), other than: (i) any routine travel, relocation (of non-executive employees) and business advances in the ordinary course of business to employees of it or its Subsidiaries and (ii) trade credit to customers, in either case, made in the ordinary course of business consistent with past practice;

(o) neither it nor any of its Subsidiaries shall enter into any material new line of business outside of its existing business segments;

(p) neither it nor any of its Subsidiaries shall convene any regular or special meeting (or any adjournment or postponement thereof) of the stockholders of it or its Subsidiaries other than (i) the stockholder meetings to adopt this Agreement and approve the Combinations and (ii) regular annual meetings to address matters arising in the ordinary course consistent with past practice other than this Agreement and the Combinations;

(q) neither it nor any of its Subsidiaries shall implement or announce any material plant closing, material reduction in labor force or other material group layoff of employees or service providers other than routine employee terminations for cause or following performance reviews in the ordinary course of business and consistent with past practice;

(r) subject to Section 5.2, neither it nor any of its Subsidiaries shall take any action that would reasonably be expected to prevent or materially impair or delay the consummation of the Combinations or any of the other transactions contemplated by this Agreement (including the satisfaction of the conditions set forth in ARTICLE VI); and

(s) neither it nor any of its Subsidiaries shall authorize or enter into an agreement, arrangement or understanding to do any of the foregoing set forth in Section 5.1(a) through (r) if Laguna or Orca, as applicable, would be prohibited by the terms of Section 5.1(a) through (r) from doing the foregoing.

Nothing contained in this Agreement shall give (x) Laguna, directly or indirectly, the right to control or direct the operations of Orca or Topco, or (y) Orca or Topco, directly or indirectly, the right to control or direct the operations of Laguna, prior to the filing of the Orca Scheme Order with the Registrar and the consummation of the Laguna Merger, respectively. Prior thereto, each of Laguna and its Subsidiaries, on the one hand, and Orca and its Subsidiaries (including Topco), on the other hand, shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over their business operations.

Notwithstanding anything to the contrary in this Agreement, any actions or omissions (a) that are reasonably prudent or reasonably necessary to mitigate the effects of the COVID-19 pandemic and the Effects resulting therefrom, or (b) required or prudent to comply with applicable Law, guidelines or best practices of any Governmental Entity or Orders in connection with or in response to the COVID-19 pandemic and the Effects resulting therefrom shall, in each case, be considered to have been taken in the “ordinary course of business”, “ordinary course” or “usual course”, and shall otherwise be permitted under this Section 5.1 so long as, prior to any such material action or omission by or on behalf of Laguna or Orca, or any of their respective Subsidiaries, after the date of this Agreement and prior to Closing (other than any commercially reasonable action taken in emergency situations for which Laguna or Orca, as applicable, promptly informs Orca or Laguna, respectively, of any such actions taken (and in any event no later than one Business Day after such action is taken)), Laguna or Orca, as applicable, has consulted with Orca or Laguna, respectively, and considered in good faith its reasonable suggestions with respect thereto.

For purposes of this Section 5.1, “Disclosed” (i) with respect to Laguna shall mean (x) disclosed in any Laguna Report no later than the Business Day immediately preceding the date hereof, (y) set forth in the Laguna Disclosure Letter or (z) included in the “Coronado” data room hosted by Datasite no later than 6:00 pm ET on the date hereof, and (ii) with respect to Orca shall mean (i) disclosed in any Orca Report no later than the Business Day immediately preceding the date hereof, (ii) set forth in the Orca Disclosure Letter or (iii) included in the “Project Coronado” data room hosted by Venue no later than 6:00 pm ET on the date hereof.

Section 5.2. Acquisition Proposals.

(a) Without limiting any of such party’s other obligations under this Agreement, each of Laguna and Orca agrees that, subject to Section 5.2(b) from and after the date hereof until the earlier of the Laguna Effective Time and the termination of this Agreement in accordance with its terms, neither it nor any of its Subsidiaries nor any of the officers, directors or employees of it or its Subsidiaries (including any member of the Laguna Board or the Orca Board, as applicable) shall, and that it shall use its reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly facilitate or encourage (including by way of furnishing information) any inquiries, discussions or the making, submission or announcement of any proposal, request or offer that constitutes, or could reasonably be expected to lead to or result in, an Acquisition Proposal; (ii) have any discussion with any Person relating to an Acquisition Proposal (other than, solely with respect to an Acquisition Proposal that does not result from a material breach of this Section 5.2(a), to clarify the terms of an Acquisition Proposal submitted to such party after the date of this Agreement for the sole purpose of enabling the Laguna Board or Orca Board, as applicable, to evaluate such Acquisition Proposal for the purposes of Section 5.2(b)), engage in, continue or otherwise participate in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal; (iii) provide any non-public or confidential information or data or afford access to its books or records or directors, officers, employees or advisors, to any Person in relation to an Acquisition Proposal; (iv) terminate, amend, release, modify, or fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar agreement entered into by it or any of its Subsidiaries (other than to the extent the Laguna Board or Orca Board, as applicable, determines in good faith, after consultation with its financial and outside legal advisors, that failure to take any such actions under this Section 5.2(a) would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law); (v) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal; (vi) approve or recommend, propose publicly to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, business combination agreement, option agreement or other similar agreement relating to any Acquisition Proposal (any of the preceding in this (vi), an “Alternative Acquisition Agreement”); (vii) take any action to make the provisions of any Takeover Law inapplicable to any transactions contemplated by any Acquisition Proposal; or (viii) propose publicly or agree to do any of the foregoing related to any Acquisition Proposal.

An “Acquisition Proposal” with respect to Laguna or Orca means any offer or proposal for, (i) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of Laguna or Orca, as applicable, or any of its Subsidiaries that constitutes 15% or more of the consolidated gross revenue or consolidated gross assets of Laguna or Orca, as applicable, and its Subsidiaries, taken as a whole (such Subsidiary, a “Major Subsidiary”); (ii) any direct or indirect acquisition or purchase of (A) 15% or more of any class of equity securities or voting power or 15% or more of the consolidated gross assets of Laguna or Orca, as applicable, or (B) 15% or more of any class of equity securities or voting power of any of its Major Subsidiaries; (iii) any tender offer that, if consummated, would result in any Person beneficially owning 15% or more of any class of equity securities or voting power of Laguna or Orca, as applicable; or (iv) any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Laguna or Orca, as applicable, or any Major Subsidiary of Laguna or Orca, as applicable, in each case, with a Person other than the other party or any of its affiliates.

(b) Notwithstanding anything in this Agreement to the contrary, (I) each of Laguna and Orca and the Laguna Board and Orca Board, respectively, shall be permitted to comply with Rule 14d-9 and Rule 14e-2 of the Exchange Act, provided that, the foregoing shall in no way eliminate or modify the effect that any such action would otherwise have under this Agreement, provided, further, that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d 9(f) under the Exchange Act) shall be deemed to be a Change in Laguna Recommendation or a Change in Orca Recommendation, as applicable (including for purposes of Section 7.3 and Section 7.4), unless the Laguna Board or the Orca Board, as applicable, expressly reaffirms its recommendation to its stockholders in favor of the approval of this Agreement and the Combinations in such disclosure, and (II) if at any time following the date hereof and (x) in the case of Laguna, prior to the receipt by Laguna of the Laguna Requisite Vote and (y) in the case of Orca, prior to the receipt by Orca of the Orca Requisite Vote, (i) Laguna or Orca, respectively, has received an unsolicited bona fide written Acquisition Proposal from a third party that was not received or obtained in (or as a result of any) violation of this Section 5.2, which the Laguna Board or the Orca Board, respectively, determines in good faith (after consultation with its outside legal counsel and financial advisors) constitutes, or would reasonably be expected to lead to, a Superior Proposal and (ii) the Laguna Board or the Orca Board, respectively, determines in good faith (after consultation with its outside legal counsel) that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, then Laguna or Orca, as applicable, may (A) furnish nonpublic information to such Person that has delivered the bona fide written Acquisition Proposal and (B) engage in discussions or negotiations with such Person with respect to the Acquisition Proposal; provided, that (1) prior to so furnishing such information or engaging in any such discussion or negotiations, as the case may be, the applicable party receives from such Person an executed confidentiality agreement with confidentiality terms no less restrictive, in the aggregate, than those contained in the Confidentiality Agreement and (2) any non-public information concerning Laguna or Orca, as applicable, provided or made available to such Person shall, to the extent not previously provided or made available to Orca or Laguna, as applicable, be provided or made available to such party as promptly as reasonably practicable (and in no event later than twenty-four (24) hours) after it is provided or made available to such Person.

(c) From and after the date hereof, Laguna or Orca, as applicable, shall promptly (and in any event within twenty-four (24) hours), notify the other party (orally and in writing) in the event that it, one of its Subsidiaries or any of its Representatives receives (i) any Acquisition Proposal, (ii) any request for non-public information relating to such party or any of its Subsidiaries, other than requests for information that are (x) in the ordinary and usual course of business and consistent with past practice and (y) unrelated to an Acquisition Proposal, or (iii) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal, or in each case, any revision, supplement or update thereto. Such notice shall include the identity of the Person making such Acquisition Proposal, request or inquiry, and an unredacted copy of such Acquisition Proposal, inquiry or request (or, where no such copy is available, a reasonably detailed description of such Acquisition Proposal, inquiry or request) including any debt financing materials related thereto, if any. Subject to applicable Law, Laguna or Orca, as applicable, shall keep the other party reasonably informed on a current basis of the status of any such Acquisition Proposal, inquiry or request, and any material developments, discussions and negotiations related thereto. Laguna and Orca shall not, and shall cause their respective Subsidiaries and Representatives not to, enter into any Contract that would prohibit Laguna or Orca, as applicable, from providing the information required by this Section 5.2(c).

(d) Notwithstanding anything in this Agreement to the contrary, at any time prior to the earlier of (i)(x) in the case of Laguna, receipt by Laguna of the Laguna Requisite Vote and (y) in the case of Orca, receipt by Orca of the Orca Requisite Vote, and (ii) the termination of this Agreement in accordance with its terms, the Laguna Board shall be entitled to effect a Change in Laguna Recommendation and the Orca Board shall be entitled to effect a Change in Orca Recommendation, in each case, (A) if such party receives an unsolicited bona fide Acquisition Proposal that did not result from a material breach of Section 5.2(a) (and as to which the party recipient of such Acquisition Proposal complied with Section 5.2(b) and (c)) which the applicable Board of Directors determines in good faith (after consultation with its outside legal counsel and financial advisors) constitutes a Superior Proposal (after having complied with, and giving effect to all of the adjustments which may be offered by the other party pursuant to Section 5.2(e)) or (B) in response to an Intervening Event (after having complied with, and giving effect to all of the adjustments which may be offered by the other party pursuant to Section 5.2(e)); provided, however, that, in each case referred to in the foregoing clauses (A) and (B), the Laguna Board shall be entitled to effect a Change in Laguna Recommendation or the Orca Board shall be entitled to effect a Change in Orca Recommendation, in each case, only to the extent such Board determines in good faith (after consultation with its outside legal counsel) that the failure to make such a Change in Laguna Recommendation or Change in Orca Recommendation, as applicable, would be inconsistent with its fiduciary duties under applicable Law.

“Intervening Event” means any material event or development or material change in circumstances first occurring after the date of this Agreement and prior to, in the case of Laguna, receipt by Laguna of the Laguna Requisite Vote and, in the case of Orca, receipt by Orca of the Orca Requisite Vote, to the extent that such event, development or change in circumstances was not reasonably foreseeable as of or prior to the date of this Agreement; provided, however, that in no event shall the following events, developments or changes in circumstances constitute an Intervening Event: (A) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof, or (B) changes in the market price or trading volume of Orca Shares or Laguna Shares or the fact that a party meets or exceeds internal or published projections, forecasts or revenue or earnings predictions for any period; provided, however, that the underlying causes of such change or fact shall not be excluded by this clause (B).

“Superior Proposal” means, with respect to Laguna or Orca, a bona fide written Acquisition Proposal that did not result from a material breach of Section 5.2(a) and as to which the party recipient of the Acquisition Proposal complied with Section 5.2(b) and (c) for or in respect of 80% or more of the outstanding Laguna Shares or Orca Shares (as applicable) or 80% or more of the assets of Laguna and its Subsidiaries, on a consolidated basis, or Orca and its Subsidiaries, on a consolidated basis, as applicable, in each case on terms that the Laguna Board or the Orca Board, as applicable, determines in good faith (following receipt of the advice of its financial advisors and outside legal counsel) is reasonably likely to be consummated in accordance with its terms and, taking into account, among other things, (i) all legal, financial, antitrust or other regulatory, timing and other aspects of the Acquisition Proposal and this Agreement deemed relevant by such Board (including conditions to, expected timing and risks of consummation of, and the ability of the party making such proposal to obtain financing for such Acquisition Proposal), (ii) any improved terms that Orca (in the case of an Acquisition Proposal for Laguna) or Laguna (in the case of an Acquisition Proposal for Orca) may have offered pursuant to this Section 5.2, is more favorable from a financial point of view to Laguna and its stockholders or Orca and its shareholders, as the case may be, than the transactions contemplated by this Agreement (after taking into account any such improved terms) and (iii) the value of the synergies expected to be recognized as a result of the Combinations.

(e) The Laguna Board shall not be entitled to effect a Change in Laguna Recommendation unless it is expressly permitted to do so under Section 5.2(d) and (i) Laguna has not breached this Section 5.2(e) in any material respect, (ii) Laguna has provided Orca with a written notice (the “Laguna Change in Recommendation Notice”) that Laguna intends to take such action, which notice includes, as applicable, (x) an unredacted copy of the Superior Proposal that is the basis of such action (including the identity of the third party making the Superior Proposal and any debt financing materials related thereto, if any) and written notice of the material terms of the Superior Proposal, or (y) a reasonably detailed summary of the Intervening Event that is the basis of such action, (iii) during the five (5) Business Day period following Orca’s receipt of the Laguna Change in Recommendation Notice, Laguna shall, and shall cause its Representatives to, negotiate with Orca in good faith (to the extent Orca desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal or, with respect to an Intervening Event, as would permit the Laguna Board (consistent with its fiduciary duties under applicable Law) to not make a Change in Laguna Recommendation; and (iv) following the end of the five (5) Business Day period, the Laguna Board shall have determined in good faith, after consultation with its financial and outside legal advisors, taking into account any changes to this Agreement proposed in writing by Orca in response to the Laguna

Change in Recommendation Notice or otherwise, that the Superior Proposal giving rise to the Laguna Change in Recommendation Notice continues to constitute a Superior Proposal or, as applicable, with respect to the Intervening Event, that its fiduciary duties under applicable Law continue to require it to make such an Change in Laguna Recommendation. Any amendment to the financial terms or any other material amendment of such Superior Proposal or any material change to the facts and circumstances relating to an Intervening Event, as applicable, shall require a new Laguna Change in Recommendation Notice and Laguna shall be required to comply again with the requirements of this Section 5.2(e); provided, however, that for purposes of this sentence, references to the five (5) Business Day period above shall be deemed to be references to a three (3) Business Day period. The Orca Board shall not be entitled to effect a Change in Orca Recommendation unless it is expressly permitted to do so under Section 5.2(d) and (i) Orca has not breached this Section 5.2 in any material respect, (ii) Orca has provided Laguna with a written notice (the “Orca Change in Recommendation Notice”) that Orca intends to take such action, which notice includes, as applicable, (x) an unredacted copy of the Superior Proposal that is the basis of such action (including the identity of the third party making the Superior Proposal and any debt financing materials related thereto, if any) and written notice of the material terms of the Superior Proposal which enabled the Orca Board to make the determination that the Acquisition Proposal is a Superior Proposal, or (y) a reasonably detailed summary of the Intervening Event that is the basis of such action, (iii) during the five (5) Business Day period following Laguna’s receipt of the Orca Change in Recommendation Notice, Orca shall, and shall cause its Representatives to, negotiate with Laguna in good faith (to the extent Laguna desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal or, with respect to an Intervening Event, as would permit the Orca Board (consistent with its fiduciary duties under applicable Law) to not make a Change in Orca Recommendation; and (iv) following the end of the five (5) Business Day period, the Orca Board shall have determined in good faith, after consultation with its financial and outside legal advisors, taking into account any changes to this Agreement proposed in writing by Laguna in response to the Orca Change in Recommendation Notice or otherwise, that the Superior Proposal giving rise to the Orca Change in Recommendation Notice continues to constitute a Superior Proposal or, as applicable, with respect to the Intervening Event, that its fiduciary duties under applicable Law continue to require it to make such a Change in Orca Recommendation. Any amendment to the financial terms or any other material amendment of such Superior Proposal or any material change to the facts and circumstances relating to an Intervening Event, as applicable, shall require a new Orca Change in Recommendation Notice and Orca shall be required to comply again with the requirements of this Section 5.2(e); provided, however, that for purposes of this sentence, references to the five (5) Business Day period above shall be deemed to be references to a three (3) Business Day period.

(f) Each of Laguna and Orca agree that they (i) shall not authorize or approve and (ii) shall use their reasonable best efforts to prevent, any violation of the foregoing restrictions by any Subsidiaries of Laguna or Orca, affiliates of Laguna or Orca, or either party’s respective Representatives or its Subsidiaries’ Representatives. Any violation of the restrictions provided in this Section 5.2 by any of either party’s respective affiliates shall be deemed to be a breach of this Section 5.2 by Laguna or Orca, as applicable.

(g) Each of Laguna and Orca agrees that it will, and will use reasonable best efforts to cause its Representatives and its Subsidiaries and such Subsidiaries’ Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any Persons conducted heretofore with respect to any Acquisition Proposal (or that could reasonably be expected to lead to an Acquisition Proposal), and request that any such Person promptly return and destroy (and confirm destruction of) all non-public information. Each of Laguna and Orca agrees that it will use reasonable best efforts to promptly inform its Representatives of the obligations undertaken in this Section 5.2. Nothing in this Section 5.2 shall (x) permit Laguna or Orca to terminate this Agreement (except as specifically provided in Article VII hereof), or (y) affect any other obligation of Laguna or Orca under this Agreement, except as otherwise expressly set forth in this Agreement. Unless this Agreement shall have been earlier terminated, neither Laguna nor Orca shall submit to the vote of its stockholders any Acquisition Proposal (other than the Combinations).

Section 5.3. Preparation of Orca Scheme Terms, Registration Statement, Nasdaq Listing Application; Publications; Stockholders’ Meetings; Recommendation.

(a) Preparation of Orca Scheme Terms.

(i) As promptly as practicable after the date of this Agreement (having regard to the timing requirements of the Registration Statement), the parties shall (A) as further detailed and subject to the specific obligations of the respective parties set out in this Section 5.3, prepare or cause to be prepared a scheme circular (the “Orca Scheme Document”) containing, among other things, a letter from the Orca chairman, (subject to (e)) the Orca Recommendation, full terms and conditions of the Orca Scheme and other relevant terms and conditions of the Proposals, a timetable of events relating to the Orca Scheme (the “Timetable”), a summary of key implications of the Orca Scheme, a scheme of arrangement, an explanatory statement and notices to convene the Orca Shareholder Meetings (together with any revisions, amendments or supplements to such document, the “Orca Scheme Terms”) in accordance with English Law and the DGCL, as applicable, together with preparation of forms of proxy for each of the Orca Shareholder Meetings, and where the context requires, preparation of documents to be put on display, court document(s), meeting advertisements or other documents reasonably required in connection with the Orca Scheme; and (B) apply for such written confirmation from Her Majesty’s Revenue and Customs (“HMRC”) that neither the Orca Scheme Order nor any instrument of transfer transferring the Orca Shares held within The Depository Trust Company (“DTC”) or the Orca Depositary to a DR Nominee is subject to United Kingdom stamp duty or Stamp Duty Reserve Tax (“SDRT”) and that the only instrument or agreement subject to UK stamp duty or SDRT will be the stock transfer form(s), if any, which transfer Orca Shares not held within DTC or the Orca Depositary to Topco (or its nominee). For the avoidance of doubt, the failure to obtain any confirmations to be applied for pursuant this Section 5.3 shall not by itself constitute any breach of obligations of any party under this Agreement.

(ii) Orca shall be responsible for preparation of the Orca Scheme Terms, in each case, to the standard that is required pursuant to the UK Scheme Regulations to the extent customary or legally required for transactions of the type of the Orca Scheme, and to satisfy any other requirements that may reasonably be expected by, or as directed by, the English Court.

(iii) Orca shall ensure that the Orca Scheme Document includes customary terms relating to the transfer of shares subject to the Orca Scheme free from all encumbrances and relating to the form of transfer including without limitation the following terms: (A) on and with effect from the Scheme Effective Date, the DR Nominee on behalf of Topco shall acquire all of the Orca Scheme Shares, fully paid up with full title guarantee free from all encumbrances and with all rights attaching to them at the Orca Effective Time, including the right to receive all dividends and other distributions declared, made or paid after the Orca Effective Time; and (B) for the purposes of the Acquisition Proposal, the Orca Scheme Shares shall be transferred to the DR Nominee on behalf of Topco and such transfer shall be effected by means of a form of transfer or other instrument of transfer and to give effect to such transfers any director of the Orca may be appointed by virtue of the Orca Scheme as attorney and/or agent and/or otherwise and shall be authorized pursuant to the Orca Scheme as such attorney and/or agent and/or otherwise on behalf of the relevant holder of Orca Scheme Shares to execute and deliver as transferor a form of transfer or other instrument or instruction of transfer in a form. In this Clause 5.3(a)(iii), references to Orca Scheme Shares being transferred to or acquired by the DR Nominee on behalf of Topco shall, to the extent that such Orca Scheme Shares are already held by the DR Nominee at the Orca Effective Time, be construed as references to the DR Nominee ceasing to hold such Orca Scheme Shares on behalf of any other person and commencing holding such Orca Scheme Shares on behalf of Topco.

(iv) Orca shall procure that the Directors of Orca accept responsibility for all the information in the Orca Scheme Document (and any other document required by applicable Law to be published in connection with the Orca Scheme) relating to themselves (and members of their immediate families, related trusts and persons connected with them), Topco, the Orca Group, any statements of opinion, belief or expectation of the directors of Orca in relation to the Acquisition Proposal or the Orca Group and any other information in the Orca Scheme Document for which they are required by applicable Law to accept responsibility.

(v) Laguna shall procure that the Directors of Laguna accept responsibility for all the information in the Orca Scheme Document (and any other document required by applicable Law to be published in connection with the Orca Scheme) relating to themselves (and members of their immediate families, related trusts and persons connected with them), the Laguna Group, any statements of opinion, belief or expectation of the directors of Laguna in relation to the Acquisition Proposal or the Laguna Group and any other information in the Orca Scheme Document for which they are required by applicable Law to accept responsibility.

(vi) Laguna and Topco shall afford all such cooperation and assistance as may reasonably be requested of it by Orca in respect of the preparation and verification of any document required for the implementation of the Orca Scheme, including the provision to Orca of such information and confirmations relating to it, its Subsidiaries and any of its or their respective directors or employees as Orca may reasonably request (including for the purposes of preparing the Orca Scheme Terms and all material ancillary documents in connection thereto) and to do so in a timely manner. Orca agrees that it shall take reasonable steps to consult with Laguna and its professional advisers as to the form and content of the Orca Scheme Terms and provide Laguna with drafts of the Orca Scheme Terms. Orca shall afford Laguna and its professional advisers reasonable opportunity to consider, review and provide comments on drafts of the Orca Scheme Terms. Laguna shall review and provide comments (if any) in a reasonably timely manner on all such documentation submitted to it and Orca shall consider all comments proposed by Laguna and its professional advisers in good faith. To the extent of any inconsistency between this Agreement and the Orca Scheme Terms, the Orca Scheme Terms shall be amended or modified so as to conform to this Agreement, subject to mandatory provisions of English Law and DGCL, as applicable. The parties will, as promptly as reasonably practicable, notify each other if they become aware of any matter which would reasonably be expected to materially delay or prevent fulfilment of any of the steps in the Timetable including, filing and/or circulation of the Orca Scheme Document or the Orca Scheme Order. As promptly as practicable following the finalization of the Orca Scheme Terms, and in accordance with all applicable Law, the Orca Board and the Topco Board, as well as Orca in its capacity as the sole stockholder of Topco, shall approve the Orca Scheme Terms and the transactions contemplated thereby.

(vii) As promptly thereafter as is practicable and in accordance with the Timetable, Orca shall apply to the Court to schedule a hearing of the English Court (the “Scheme Convening Hearing” (including, where the context requires, any adjournment thereof)) at which the English Court will be invited to: (A) provide directions in connection with the Orca Scheme (including any issue which may arise in connection with the constitution of meetings of members, creditors or other interested persons) and Orca Scheme Document; and (B) grant an order (the “Scheme Directions Order”) for the convening of the meeting of the Orca Shareholders in accordance with the UK Scheme Regulations (to approve the Orca Scheme Terms (the “Orca Scheme Meeting”)), and shall make all necessary applications, prepare and file such documents (including advertising or otherwise providing due notice of the Scheme Convening Hearing to any person affected by the Orca Scheme in accordance with Court’s Practice Statement (Companies: Schemes of Arrangement under Part 26 and Part 26A of the Companies Act 2006) dated 26 June 2020). Orca shall apply at the Scheme Convening Hearing for permission to convene the Orca Court Meeting and shall make all necessary applications, prepare and file such documents and take such steps as may be necessary to facilitate and convene the Orca Court Meeting and the Orca General Meeting including without limitation, filing a notice of the Orca Scheme Meeting to be published in the London Gazette (the “Orca Scheme Meeting Publication”). Orca shall circulate to the holders of Orca Scheme Shares, relevant Orca Stock Option and Orca Equity Rights Holders the Orca Scheme Document, together with relevant forms of proxy and such other information, documents, circulars, forms and notices (as the case may be) as are or may be required under the UK Scheme Regulations, as the Court may approve and/or direct from time to time in connection with the due implementation of the Orca Scheme and such other information, circulars, forms or notices (as the case may be) as the parties agree in writing.

(viii) Following the Orca Scheme Meeting Publication, Orca shall promptly notify Laguna upon receipt of notice of any pending or threatened opposition rights proceeding initiated by any creditors, holders of bonds (obligations), whether or not redeemable or convertible, or warrants (collectively, “Creditors”) of Orca pursuant to English Law. Such notice shall describe in reasonable detail the nature of such opposition rights proceeding. With respect to any such opposition rights proceeding, Section 5.6 shall apply mutatis mutandis.

(ix) Orca shall, convene, hold and transact the relevant business at each of the Orca Shareholder Meetings at the time and date specified in the Scheme Document (or as soon as practicable thereafter) and propose the resolutions set out in the notices of those meetings (as appropriate) without amendments. Orca shall (and shall procure that any relevant member of the Orca Group shall) once approved by Laguna (pursuant to the terms set out in this Section 5.3(a)) and the English Court, not seek (by application to the English Court or otherwise) to: (A) revise the Scheme Document; (B) amend the terms of the Acquisition Proposal; or (C) (unless required by the Court or subject to Section 5.3(f)) adjourn the Orca Shareholder Meetings, in each case, without the prior written consent of Laguna (such consent not to be unreasonably withheld, delayed or conditioned). Further, Orca shall not (unless required by the English Court) agree to, or apply to the English Court for, an extension of time in connection with, or to any variation, amendment, withdrawal or non-enforcement (in whole or in part) of, the Orca Scheme without the prior written consent of Laguna (such consent not to be unreasonably withheld, delayed or conditioned). Following each of the Orca Shareholder Meetings and assuming the necessary resolutions are passed by the requisite majorities, subject to and as soon as reasonably practicable (in accordance with the Timetable), make all necessary applications, prepare and file such documents and take all necessary steps to seek the sanction of the English Court to the Orca Scheme at the Scheme Sanction Hearing. Orca shall attend each of the Orca Scheme Meeting and the Orca General Meeting and, by representation of the Scheme Counsel, shall attend the Scheme Convening Hearing and the Orca Sanction Hearing.

(x) Promptly following sanction of the Orca Scheme and receipt of the Orca Scheme Order and in any event no later than one Business Day after the Orca Scheme Order issued by the English Court being available for collection and/or registration, Orca shall deliver to the Registrar for filing by him or her and/or registration as the case may be originals and office copies of the Orca Scheme Order and any other necessary documents to be filed with the Registrar for the purpose of causing the Orca Scheme to become effective in compliance with the UK Scheme Regulations and to give effect to the provisions of the Orca Scheme. Orca shall (and shall procure that relevant members of the Orca Group shall) comply with the Scheme Directions Order and the Orca Scheme Order.

(xi) For the purposes of this Agreement, “Orca Scheme Shares” shall mean shares of Orca: (A) in issue at the date of the Orca Scheme Document; (B) issued after the date of the Orca Scheme Document and before the date specified in the Orca Scheme Document by reference to which entitlement to vote at the Orca Scheme Meeting will be determined in accordance with the UK Scheme Regulations (the “Voting Record Time”); and (C) issued at or after the Voting Record Time and before the Scheme Record Time, either on terms that the original or any subsequent holders of such shares are to be bound the by Orca Scheme or in respect of which their holders are, or shall have agreed in writing to be, bound by the Orca Scheme.

(b) As promptly as practicable after the date of this Agreement, the parties shall prepare and Topco shall file with the SEC, a registration statement on Form S-4 (together with any supplements or amendments thereto, the “Registration Statement”) to register the offer and exchange of Topco Shares, as applicable, pursuant to the Combinations. The Registration Statement will include the scheme circular with respect to the Orca Scheme Terms and a joint proxy statement/prospectus (the “Proxy Statement/Prospectus”) to be used for (i) the Laguna Stockholders’ Meeting to approve and adopt this Agreement and the Laguna Merger, (ii) the Orca Shareholder Meetings to approve and adopt this Agreement and the Orca Scheme and (iii) the issuance of Topco Shares in the Combinations. Topco, Orca and Laguna each shall use reasonable best efforts to cause the Registration Statement to become effective as promptly as practicable following such filing (including by responding to comments of the SEC), and shall also use its reasonable best efforts to satisfy prior to the effective date of the Registration Statement any applicable United States, English, foreign or state securities Laws in connection with the issuance of Topco Shares pursuant to the Combinations. After the execution of this Agreement and as promptly as reasonably practicable in accordance with applicable Law: the parties shall prepare and Topco shall file with Nasdaq a listing application (the “Nasdaq Listing Application”) for the listing of Topco Shares on Nasdaq. Each party and its Subsidiaries shall prepare and furnish all information (including any required financial statements) concerning itself as may reasonably be requested in connection with such actions and the preparation of the Registration Statement and the Nasdaq Listing Application, provided that no party shall use any such information for any other purpose without the prior written consent of the providing party (which consent shall not be unreasonably withheld, conditioned or delayed) or if doing so would violate or cause a violation of United States, English or other applicable securities Laws. Each of Laguna and Orca authorizes Topco to utilize in the Registration Statement and in all such filed materials the information concerning Laguna and its Subsidiaries and Orca and its Subsidiaries furnished by each of Laguna and Orca, respectively. Each party shall provide the other parties with a reasonable opportunity to review the Registration Statement, the Proxy Statement/Prospectus and Nasdaq Listing Application, and any amendment or supplement thereto (which comments shall be reasonably considered by the party making such filing) prior to their filing. No filing of, or amendment or supplement to, such document shall be made by Topco, Orca or Laguna, without the prior consent of Orca and Laguna, as applicable (which consent shall not be unreasonably withheld, delayed or conditioned). Subject to applicable Law, the parties agree that the information relating to the parties and their respective businesses included in the Registration Statement and the Nasdaq Listing Application shall be identical in terms of content to the greatest extent practicable and necessary. The parties agree to correct promptly any information provided by it for use in the Registration Statement and the Nasdaq Listing Application if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law. Topco shall promptly advise Orca and Laguna of the time of effectiveness of the Registration Statement, the issuance of any stop order relating thereto or the suspension of the qualification of Topco Shares for offering or sale in any jurisdiction, and each of the parties shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. The parties shall notify each other promptly of the receipt of any comments from the SEC or its staff or any comments from any other Governmental Entity and of any request by the SEC or its staff or any request by any other Governmental Entity for amendments or supplements to the Registration Statement, the Proxy Statement/Prospectus or Nasdaq Listing Application, or for additional information relating thereto, and will supply each other with copies of all correspondence between Laguna, Orca or Topco, as applicable, or any of their respective Representatives, and the SEC or its staff or any other Governmental Entity with respect to the foregoing documents and applications.

(c) Each of the parties shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder (the “Securities Act”), the Exchange Act, any applicable English or other non-United States securities Laws or any applicable state securities or “blue sky” laws and the rules and regulations thereunder, in connection with the transactions contemplated by this Agreement and the issuance and Nasdaq listing of Topco Shares.

(d) Laguna will take, in accordance with applicable Law, the applicable rules and regulations of the SEC and Nasdaq and the Laguna Organizational Documents, all action necessary to convene a meeting of its stockholders to adopt and approve this Agreement, the Laguna Merger and the ancillary matters contemplated by this Agreement (the “Laguna Stockholders’ Meeting”) as promptly as practicable after the later of (x) the expiration of any Creditor rights opposition period following the Orca Scheme Terms Publication under English Law and (y) the date the Registration Statement is declared effective. The Laguna Board shall make the Laguna Recommendation and include the Laguna Recommendation in the Proxy Statement/Prospectus. Laguna shall, unless there has been a Change in Laguna Recommendation as permitted by this Agreement, use all lawful efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and the transactions contemplated hereby and to take all other action reasonably necessary or advisable to secure Laguna’s stockholders’ approval thereof. In the event that on or subsequent to the date hereof and prior to the Laguna Stockholders’ Meeting (including any adjournment thereof), the Laguna Board determines either to make no recommendation for the Laguna Merger, or to withdraw, modify or qualify its recommendation for the Laguna Merger in a manner that is adverse to Orca (including by failing to recommend against any Acquisition Proposal structured as a tender or exchange offer (or any material modification thereto) within ten (10) Business Days after commencement of such offer (or such material modification)) (such determination not to make a recommendation or any such withdrawal, modification or qualification, a “Change in Laguna Recommendation”), which Change in Laguna Recommendation shall be made only in accordance with Section 5.2(d), then Orca shall have a right to terminate this Agreement in accordance with Section 7.4(a). Any Change in Laguna Recommendation shall not limit or modify the obligation of Laguna to present this Agreement for adoption at the Laguna Stockholders’ Meeting pursuant to this Section 5.3(d), and, if this Agreement is not otherwise terminated by either Laguna or Orca in accordance with the terms hereof, this Agreement and the transactions contemplated hereby shall be submitted to the stockholders of Laguna at the Laguna Stockholders’ Meeting for the purpose of obtaining the Laguna Requisite Vote; provided, that, the foregoing obligation shall not apply in the event of a Change in Laguna Recommendation made in accordance with Section 5.2(d) in response to a Superior Proposal that (i) includes only cash consideration and (ii) is fully financed and does not include any financing condition (including any financing contingency to the right of Laguna to seek specific performance) (a “Laguna All Cash Superior Proposal”).

(e) Orca will take, in accordance with applicable Law, the applicable rules and regulations of the SEC and Nasdaq and the Orca Organizational Documents, all action necessary to convene the Orca Scheme Meeting and an Orca-convened general meeting of Orca Shareholders to resolve and approve the Orca Board implementing the Orca Scheme and adopt the Orca Articles of Association in the form set out in Exhibit A and the ancillary matters contemplated by this Agreement (the “Orca General Meeting” and, together with the Orca Scheme Meeting, the “Orca Shareholder Meetings”) as promptly as practicable after the later of (x) the expiration of any Creditor rights opposition period following the Orca Scheme Terms Publication under English Law and (y) the date the Registration Statement is declared effective. The Orca Board shall make the Orca Recommendation and include the Orca Recommendation in the Proxy Statement/Prospectus. Orca shall, unless there has been a Change in Orca Recommendation as permitted by this Agreement, use all lawful efforts to solicit from the Orca Shareholders proxies in favor of the approval of the Orca Scheme Terms and the transactions contemplated hereby and to take all other action reasonably necessary or advisable to secure Orca’s stockholders’ approval thereof. Without limitation to the foregoing, Orca shall undertake all reasonable steps to support and facilitate the execution and implementation of irrevocable undertakings and/or support agreements by Carlyle in relation to the Orca Scheme and securing the Orca Requisite Vote including supporting or facilitating any steps taken by Carlyle (whether under its respective agreements or otherwise) to procure the transfer of legal title in any of its beneficial interests in Orca Scheme Shares in order to be able to vote directly in its own name in favor of the Orca Requisite Vote. In the event that on or subsequent to the date hereof and prior to the Orca Shareholder Meetings (including any adjournment thereof), the Orca Board determines either to make no recommendation for the Orca Scheme, or to withdraw, modify or qualify its recommendation for the Orca Scheme in a manner that is adverse to Laguna (including by failing to recommend against any Acquisition Proposal structured as a tender or exchange offer (or any material modification thereto) within ten (10) Business Days after commencement of such offer (or such material modification)) (such determination not to make a recommendation or any such withdrawal, modification or qualification, a “Change in Orca Recommendation”), which Change in Orca Recommendation shall be made only in accordance with Section 5.2(d), then Laguna shall have a right to terminate this Agreement in accordance with Section 7.3(a). Any Change in Orca Recommendation shall not limit or modify the obligation of Orca to present the Orca Scheme for approval at the Orca Scheme Meeting or the Orca General Meeting pursuant to this Section 5.3(e), and, if this Agreement is not otherwise terminated by either Laguna or Orca in accordance with the terms hereof, this Agreement, the Orca Scheme Terms and the transactions contemplated hereby shall be submitted to the stockholders. Any Change in Orca Recommendation shall not limit or modify the obligation of Orca to present the Orca Scheme for approval at the Orca Scheme Meeting or the Orca General Meeting pursuant to this Section 5.3(e), and, if this Agreement is not otherwise terminated by either Laguna or Orca in accordance with the terms hereof, this Agreement, the Orca Scheme Terms and the transactions contemplated hereby shall be submitted to the stockholders of Orca at the Orca Shareholder Meetings for the purpose of obtaining the Orca Requisite Vote; provided, that, the foregoing obligation shall not apply in the event of a Change in Orca Recommendation made in accordance with Section 5.2(d) in response to a Superior Proposal that (i) includes only cash consideration and (ii) is fully financed and does not include any financing condition (including any financing contingency to the right of Orca to seek specific performance) (an “Orca All Cash Superior Proposal”).

(f) In accordance with the Timetable and subject to any directions or requirements of the English Court, Laguna and Orca shall each use their reasonable best efforts to cause the Laguna Stockholders’ Meeting and the Orca Shareholder Meetings to be held on the same date. Notwithstanding the foregoing, (i) after the Laguna Stockholders’ Meeting has been convened, Laguna shall, upon the request of Orca (and Laguna may, if Orca does not make such request) adjourn the Laguna Stockholders’ Meeting on one or more occasions (A) if required by Law or (B) to the extent necessary to solicit additional proxies in order to obtain the Laguna Requisite Vote, for such time period as determined by Orca (or, if Orca does not make such request, as determined by Laguna) and (ii) after the Orca Shareholder Meetings have been convened, Orca shall, upon the request of Laguna (and Orca may, if Laguna does not make such request) adjourn the Orca Shareholder Meetings on one or more occasions (A) if required by Law or (B) to the extent necessary to solicit additional proxies in order to obtain the Orca Requisite Vote, for such time period as determined by Laguna (or, if Laguna does not make such request, as determined by Orca); provided, however that, in each case, (x) such adjournment shall not exceed fifteen (15) days for each such adjournment, (y) the applicable stockholders’ meeting shall not be adjourned without the written approval of both Laguna and Orca by more than thirty (30) days in the aggregate from the date on which the Laguna Stockholders’ Meeting or Orca Shareholder Meetings, as applicable, was originally convened, and (z) no such adjournment shall be permitted if Laguna or Orca, as applicable, shall have received at the applicable Stockholders’ Meeting an aggregate number of proxies necessary to obtain the Laguna Requisite Vote or the Orca Requisite Vote, as applicable, which have not been withdrawn, such that the condition in Section 6.1(a) would be satisfied (with respect to Laguna or Orca, as applicable) if a vote were taken at the applicable Stockholders’ Meeting.

Section 5.4. Reasonable Best Efforts; Regulatory Filings and Other Actions.

(a) Reasonable Best Efforts; Regulatory Filings. The parties shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective the Combinations and the other transactions contemplated by this Agreement as promptly as practicable, including (i) preparing and filing all documentation to effect all necessary Filings as promptly as practicable (and with respect to Filings pursuant to the HSR Act, no later than 10 Business Days after the date of this Agreement) and obtaining as promptly as practicable all Approvals (including all Antitrust Approvals) necessary or advisable to be obtained from any Person and/or any Governmental Entity or any Self-Regulatory Organization in order to consummate the transactions contemplated by this Agreement, (ii) using their reasonable best efforts to resolve any objections as may be asserted with respect to the transactions contemplated by this Agreement under any Laws, including defending and contesting (through litigation on the merits and any appeals) any Proceedings, whether judicial or administrative or otherwise, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any Order entered by any court or other Governmental Entity vacated or reversed, and (iii) executing and delivering any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement pursuant to its terms and conditions.

(b) Obligations Relating to Filings. Without limiting the foregoing, the parties shall exercise their respective best efforts to (i) obtain termination or expiration of the waiting period (and any extension of such period) under the HSR Act and all other Antitrust Approvals, in each case, as soon as practicable (but in any event prior to the Termination Date) and (ii) otherwise cooperate in connection with any filing and in connection with resolving any investigation or other inquiry of any Governmental Entity relating to the HSR Act and all other Antitrust Approvals, except that nothing in this Section 5.4 shall require, or be construed to require, the parties to proffer or negotiate to, or agree or consent to, sell, license, dispose of or hold separate or agree to sell, license, dispose of or hold separate, or take any other action (including any contractual, behavioral or conduct restriction, agreement, commitment or remedy) with respect to, before or after the Orca Effective Time, any assets or businesses, or interests in any assets or businesses, of Topco, Laguna, Orca or any of their respective Subsidiaries, if such action would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Topco Group. Laguna and Orca (A) shall not (and shall cause their respective Subsidiaries and affiliates not to), without each of the other parties’ prior written consent, offer, negotiate, agree to, commit to, consent to, or effect any action described in the immediately preceding sentence and (B) shall not be required to take any action described in the immediately preceding sentence unless such action is conditioned on the consummation of the transactions contemplated by this Agreement. Laguna and Orca shall not (and shall cause their respective Subsidiaries and affiliates not to), without each of the other parties’ prior written consent (not to be unreasonably withheld, delayed or conditioned), (x) “pull-and-refile” more than one time pursuant to 16 C.F.R. § 803.12, any Filing made under the HSR Act or (y) offer, negotiate or enter into any commitment or agreement, including any timing agreement, with any Governmental Entity to delay the consummation of, or not to close before a certain date, the transactions contemplated by this Agreement.

(c) Prior Review of Certain Information. Laguna and Orca shall provide the other party and/or its counsel with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other party in connection with, all submissions, Filings and communications (and the documents submitted therewith) intended to be submitted to any Governmental Entity or any Self-Regulatory Organization in connection with the Combinations and the other transactions contemplated by this Agreement. Each of the parties agrees not to participate independently in any meeting, teleconference or other discussion with any Governmental Entity or any Self-Regulatory Organization in connection with the Combinations and the other transactions contemplated by this Agreement and shall provide the other party with reasonable advance notice of the meeting, teleconference or other discussion and the opportunity to participate therein unless prohibited by the Governmental Entity or Self-Regulatory Organization, as applicable. Laguna and Orca shall keep each other apprised of all discussions with any Governmental Entity or Self-Regulatory Organization in respect of any Filings, investigation or other inquiry in connection with the transactions contemplated hereby.

(d) Furnishing of Information. Laguna and Orca each shall promptly furnish the other with a copy of all substantive notices or other communications received or provided by Laguna or Orca, as the case may be, from or to any Governmental Entity or Self-Regulatory Organization in connection with the Combinations and the other transactions contemplated by this Agreement, and will furnish the other with information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as is reasonably necessary or advisable in connection with any Filing made by or on behalf of the parties or any of their respective Subsidiaries to any Person, Governmental Entity or Self-Regulatory Organization, in connection with the Combinations and the other transactions contemplated by this Agreement.

(e) Status Updates and Notice. Laguna and Orca each shall keep the other promptly apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with (i) written notice of the occurrence, or non-occurrence, of any event as to which they have knowledge that would reasonably be expected to cause any condition to the obligations of any party to effect the transactions contemplated hereby not to be satisfied; (ii) written notice of the failure of a party to satisfy, or the material breach by a party of, any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the transactions contemplated hereby not to be satisfied (provided, however, that the delivery of any notice pursuant to this Section 5.4(e) shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice); and (iii) copies of all substantive notices or other communications received by Laguna or Orca, as the case may be, or any of their respective Subsidiaries, from any Person, Governmental Entity or Self-Regulatory Organization, with respect to such transactions. Laguna and Orca shall regularly review with each other the progress of any Filings, investigation or other inquiry by any Governmental Entities or Self-Regulatory Organizations, and discuss with each other the scope, timing and tactics of any actions in relation thereto with a view to obtaining Approvals from the applicable Governmental Entities or Self-Regulatory Organizations as promptly as practicable.

(f) Treatment of Sensitive/Privileged Information. Notwithstanding anything to the contrary contained herein, for any information exchanged under this Section 5.4, it is understood that Laguna and Orca may, as each deems necessary, reasonably designate any competitively sensitive material provided to the other party under this Section 5.4 or any subsection thereof as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (Laguna or Orca, as the case may be) or its legal counsel; provided, further, that materials provided to the other party pursuant to this Section 5.4 or any subsection thereof may be redacted to remove references concerning the valuation of the transactions contemplated hereby. Furthermore, it is understood that Laguna and Orca may each withhold material where the sharing thereof would be reasonably likely to result in the loss of attorney-client privilege; provided, further, that Laguna or Orca, as applicable, shall provide or cause to be provided to the other party a reasonably detailed description of the materials not provided and shall cooperate in good faith to design and implement alternative disclosure arrangements to enable the other party to evaluate such information without the loss of attorney-client privilege.

Section 5.5. Access. From the date of this Agreement to the earlier of consummation of the Laguna Merger and the termination of this Agreement, the parties shall, and shall cause each of their respective Subsidiaries, and shall direct and use reasonable best efforts to cause their respective directors, officers, employees, counsel, accountants, consultants (including any investment banker or financial advisor and, in the case of Orca, Carlyle Investment Management L.L.C.) and, to the extent practical, other authorized agents, intermediaries, or third party representatives that act or perform services for or on behalf of such party (“Representatives”) to: (a) provide to each other and their respective Representatives, upon prior written notice, reasonable access, during normal business hours in such a manner as not to unreasonably interfere with the operation of any business conducted by Laguna or Orca, as applicable, to its officers, employees, properties, offices, other facilities and books and records; and (b) furnish promptly such information concerning its business, properties, contracts, assets and liabilities as the parties or their respective Representatives may reasonably request; provided, however, that each party shall not be required to (or to cause any of their respective Subsidiaries or Representatives to) afford such access or furnish such information (i) to the extent that it reasonably believes in good faith that doing so would: (A) result in the loss of attorney-client privilege; (B) violate any of its obligations with respect to confidentiality to any third party or otherwise breach, contravene or violate any then effective Contract to which it is party; or (C) breach, contravene, violate or result in liability under any applicable Law (it being agreed that the parties shall use their respective reasonable best efforts to reduce the scope of or eliminate the applicable restriction); or (ii) if Orca or Topco or any of their affiliates, on the one hand, and Laguna or any of its affiliates, on the other hand, are adverse parties in any legal proceeding or action, to the extent that is reasonably pertinent to such proceeding or action. The parties shall, and shall cause each of their respective Subsidiaries and shall direct and use reasonable best efforts to cause their respective Representatives to, hold all information provided or furnished pursuant to this Section 5.5 confidential in accordance with the terms of the Confidentiality Agreement.

Section 5.6. Transaction Litigation. Each of Laguna and Orca shall give the other party the opportunity to participate in (but not control) the defense or settlement of any stockholder litigation against such party or its officers or directors relating to the Combinations and the other transactions contemplated by this Agreement in accordance with the terms of a mutually agreed upon joint defense agreement. Prior to the Laguna Effective Time, no such settlement shall be agreed to without the prior written consent of the other party, which consent shall not be unreasonably withheld, delayed or conditioned. Each of Laguna and Orca shall cooperate, shall cause their respective Subsidiaries to cooperate, and shall use its reasonable best efforts to cause its Representatives to cooperate, in the defense against such litigation.

Section 5.7. Publicity. The initial press release regarding this Agreement and the Combinations shall be a joint press release mutually agreed by Laguna and Orca. Thereafter through the consummation of the Laguna Merger, and so long as this Agreement is in effect, none of the parties hereto shall issue or cause the publication of any press release or other public announcement concerning this Agreement, the Combinations or the other transactions contemplated hereby without the prior consultation and consent of the other parties hereto (which consent shall not be unreasonably withheld, delayed or conditioned), except as may be required by applicable Law or by obligations pursuant to any listing agreement with Nasdaq or by any Governmental Entity with jurisdiction over such party. Notwithstanding the forgoing, this Section 5.7 shall not apply to any press release or similar public statement made by Laguna or Orca (a) which is consistent with any press release or similar public statement mutually agreed by Laguna and Orca, and the terms of this Agreement and does not contain any information relating to Laguna (in the case of Orca), Orca (in the case of Laguna) or the Combinations that has not been previously announced or made public in accordance with the terms of this Section 5.7 or (b) which is made in the ordinary course of business and does not relate to this Agreement or the Combinations. For the avoidance of doubt, the provisions of this Section 5.7 do not apply to any announcement, document or publication in connection with or in response to an Acquisition Proposal, Superior Proposal, Intervening Event or Change in Laguna Recommendation or Change in Orca Recommendation, as applicable.

Section 5.8. Certain Tax Matters.

(a) Each of Laguna and Orca shall, and shall cause their affiliates (to the extent within their control), to (i) cooperate in order to facilitate the issuance of any opinions relating to Tax matters that the SEC requires to be filed in connection with the Registration Statement, and (ii) deliver to Latham & Watkins LLP or such other counsel mutually agreeable to the parties (in the case of Tax matters relating to Orca or its stockholders) and Gibson Dunn and Crutcher LLP or such other counsel mutually agreeable to the parties (in the case of Tax matters relating to Laguna or its stockholders), in each case, to the extent requested by such counsel, a duly executed certificate dated as of the date requested by such counsel, containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render any such opinion.

(b) Each of Laguna, U.S. Merger Sub, U.S. Holdco Sub, U.S. Holdco Sub 2, Orca, and Topco, and their respective Subsidiaries shall use reasonable best efforts to cause the Combinations to qualify for the Intended Tax Treatment. None of Laguna, U.S. Merger Sub, U.S. Holdco Sub, U.S. Holdco Sub 2, Orca, or Topco or any of their respective Subsidiaries shall take any action (or, to the extent within their control, permit any affiliate to take any action) that could reasonably be expected to preclude the Combinations from qualifying for the Intended Tax Treatment. Each of Laguna, U.S. Merger Sub, U.S. Holdco Sub, U.S. Holdco Sub 2, Orca and Topco shall file all income Tax returns consistent with the foregoing except as otherwise required by (i) a change in Law after the date of this Agreement or (ii) a final “determination” (within the meaning of Section 1313(a)(1) of the Code or any comparable provision of state or local Law).

(c) All transfer, documentary, sales, use, value added, excise, stock transfer, stamp duty, recording, registration and any similar Taxes and fees, including any penalties and interest thereon, that are required to be paid under Tax Laws in connection with the transactions contemplated by this Agreement (“Transfer Taxes”) shall be borne and paid by Topco. For the avoidance of doubt, Transfer Taxes shall not include any federal, state, local or non-U.S. Taxes measured by or based upon income or gains. The applicable parties shall cooperate in good faith in filing such forms and documents as may be necessary and to obtain any exemption or refund of any such Transfer Tax and to minimize the amount of any Transfer Taxes payable in connection with the Combinations.

(d) Prior to (but not more than thirty (30) days prior to) the Closing Date of the Combinations, Laguna shall provide to Topco a certificate duly executed, prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g) and 1.1445-2(c)(3), certifying that no interest in Laguna is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service (which shall be mailed by Topco to the IRS following the Closing) prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

(e) No earlier than two days following the Second Contribution, Orca will convert from a UK public limited company to a UK private limited company pursuant to applicable UK law (the “Orca Conversion”) and U.S. Holdco Sub 2 shall make a valid and timely election pursuant to Treasury Regulations Section 301.7701-3 to treat Orca as a disregarded entity for U.S. federal income tax purposes which election shall be effective as of the date of the Orca Conversion.

(f) If Ortho-Clinical Diagnostics S.A. was not converted to a Luxembourg S.à r.l. prior to the Closing Date, then no earlier than one day following the Orca Conversion, Orca shall cause (x) an election to be made pursuant to U.S. Treasury Regulations Section 301.7701-3 to treat Ortho-Clinical Diagnostics Holdings Luxembourg S.à r.l. as a disregarded entity for U.S. federal income tax purposes, effective as of that day, (y) Ortho-Clinical Diagnostics S.A. to convert to a Luxembourg S.à r.l. and (z) an election to be made pursuant to U.S. Treasury Regulations Section 301.7701-3 to treat Ortho-Clinical Diagnostics S.A. (after conversion to a Luxembourg S.à r.l.) as a disregarded entity for U.S. federal income tax purposes, effective as of the date of the conversion pursuant to clause (y) herein. The parties intend that the Second Contribution, taken together with the Orca Conversion and the election to treat Orca as a disregarded entity, shall be treated as a reorganization within the meaning of Section 368(a)(1)(F) of the Code.

Section 5.9. Expenses. Subject to Section 7.5, whether or not the Combinations are consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses; provided, that (a) the registration and filing fees and the printing and mailing costs of the Registration Statement (including the scheme circular with respect to the Orca Scheme Terms and the Proxy Statement/Prospectus) and the Nasdaq Listing Application, and (b) any required filing fees with any Governmental Entity or Self-Regulatory Organization in connection with the transactions contemplated by this Agreement, in each of cases (a) and (b), shall be shared equally by Laguna and Orca unless prohibited by applicable Law. As used in this Agreement, “Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Registration Statement, Proxy Statement/Prospectus and Nasdaq Listing Application, and the solicitation of stockholder approvals and all other matters related to the transactions contemplated hereby, including in the case of Topco, U.S. Merger Sub, U.S. Holdco Sub, and U.S. Holdco Sub 2 any Expenses incurred by it in connection with the incorporation and financing of Topco, U.S. Merger Sub, U.S. Holdco Sub, or U.S. Holdco Sub 2 prior to the signing hereof.

Section 5.10. Indemnification; Directors’ and Officers’ Insurance.

(a) For a period of six (6) years from and after the Laguna Effective Time, Topco shall (i) indemnify and hold harmless, and provide advancement of expenses to, all past and present (as of the Laguna Effective Time) directors, officers and employees of Laguna and its Subsidiaries (in all of their capacities) (A) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by Laguna pursuant to the Organizational Documents of Laguna or its Subsidiaries and indemnification agreements, if any, in existence on the date of this Agreement with any directors, officers and employees of Laguna and its Subsidiaries against all costs or expenses (including reasonable attorney’s fees and disbursements), judgments, inquiries, fines, losses, claims, damages or liabilities incurred by such individual in connection with any civil, criminal, administrative or investigative proceeding arising out of or pertaining to any act or omission of the director, officer or employee of Laguna or its Subsidiaries and (B) without limitation to clause (A), to the fullest extent permitted by Law, in each case for acts or omissions occurring at or prior to the Laguna Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), (ii) include and cause to be maintained in effect in Topco’s (or any successor’s) Organizational Documents for a period of at least six (6) years after the Laguna Effective Time, provisions providing for the elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses to the fullest extent permitted by Law and (iii) purchase a six-year “tail” prepaid policy on terms and conditions no less advantageous to the insured than the current directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Laguna; provided, that Laguna shall have the option to purchase the “tail” prepaid policy in lieu of Topco; provided, further, the amount paid by Topco or Laguna, as applicable, shall not exceed 300% of the annual premiums (such 300% amount, the “Maximum Laguna Insurance Amount”) currently paid by Laguna for such insurance. The obligations of Topco, or Laguna, as applicable, under this Section 5.10(a) shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 5.10(a) applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.10(a) applies shall be third-party beneficiaries of this Section 5.10(a)).

(b) For a period of six (6) years from and after the Laguna Effective Time, Topco shall (i) indemnify and hold harmless, and provide advancement of expenses to, all past and present (as of the Laguna Effective Time) directors, officers and employees of Orca and its Subsidiaries (in all of their capacities) (A) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by Orca pursuant to the Organizational Documents of Orca or its Subsidiaries and indemnification agreements, if any, in existence on the date of this Agreement with any directors, officers and employees of Orca and its Subsidiaries against all costs or expenses (including reasonable attorney’s fees and disbursements), judgments, inquiries, fines, losses, claims, damages or liabilities incurred by such individual in connection with any civil, criminal, administrative or investigative proceeding arising out of or pertaining to any act or omission of the director, officer or employee of Laguna or its Subsidiaries and (B) without limitation to clause (A), to the fullest extent permitted by Law, in each case for acts or omissions occurring at or prior to the Laguna Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), (ii) include and cause to be maintained in effect in Topco’s (or any successor’s) Organizational Documents for a period of at least six (6) years after the Laguna Effective Time, provisions providing for the elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses to the fullest extent permitted by Law and (iii) purchase a six-year “tail” prepaid policy on terms and conditions no less advantageous to the insured than the current directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Orca; provided, that the amount paid by Topco shall not exceed 300% of the annual premiums (such 300% amount, the “Maximum Orca Insurance Amount”) currently paid by Orca for such insurance. The obligations of Topco under this Section 5.10(b) shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 5.10(b) applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.10(b) applies shall be third-party beneficiaries of this Section 5.10(b)).

Section 5.11. Section 16 Matters. Prior to the Orca Effective Time, the parties shall take all such steps as may be required to cause any dispositions of Orca Shares (including derivative securities with respect to Orca Shares) or acquisitions of Topco Shares (including derivative securities with respect to Topco Shares) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the United States Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the “Exchange Act”) with respect to Orca to be exempt under Rule 16b-3 promulgated under the Exchange Act. Prior to the Laguna Effective Time, the parties shall take all such steps as may be required to cause any dispositions of Laguna Shares (including derivative securities with respect to Laguna Shares) or acquisitions of Topco Shares (including derivative securities with respect to Topco Shares) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Laguna to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.12. Financing Matters.

(a) Between the date hereof and the Scheme Effective Date, each of Laguna and Orca shall, and shall cause its Subsidiaries to, use reasonable best efforts (a) to obtain all necessary waivers or consents for the purpose of waiving any terms or provisions of any Contract or series of related Contracts relating to indebtedness that becomes or may become due and payable as a result of the transactions contemplated hereby, to the extent that the consummation of the transactions contemplated by this Agreement would result in a breach of or default (with or without notice or lapse of time, or both) under, or give rise to any consent requirement or any right of termination, cancellation or acceleration of any obligation, or to loss of a material benefit under, such terms or provisions, (b) to refinance, renew or replace the indebtedness under such agreements on terms mutually agreeable to Orca and Laguna; provided, that the transactions contemplated by this Agreement would not result in a breach of or default (with or without notice or lapse of time, or both) under, or give rise to any consent requirement or any right of termination, cancellation or acceleration of any obligation, or to loss of a material benefit under, any agreement under which such indebtedness is refinanced, renewed or replaced or (c) to ensure that sufficient cash is available for the prompt payment of any indebtedness under any such agreement. In addition, between the date hereof and the Scheme Effective Date, each of Laguna and Orca shall, and shall cause its Subsidiaries to, use reasonable best efforts to cooperate to develop an optimal global financing structure for Topco and its Subsidiaries from and after the Scheme Effective Date, and to reasonably cooperate in connection with the arrangement of such financing.

(b) Prior to the earlier of the Closing or termination of this Agreement in accordance with Article VII, Orca shall use commercially reasonable efforts to cooperate, and to cause its Subsidiaries and its and their respective Representatives to use commercially reasonable efforts to cooperate, at Laguna’s sole expense, with any debt financing undertaken by Laguna in order to consummate the Combinations (any such financing, a “Debt Financing”) as may be customary and reasonably requested by Laguna, including by using commercially reasonable efforts (i) to cause the management of Orca and its Subsidiaries with appropriate seniority and expertise to participate in a reasonable and limited number of conference calls (including lender and ratings agency conference calls) and telephonic or webcast video presentations, as well as a reasonable and limited number of telephonic or web-based video due diligence and drafting sessions; (ii) to assist with the preparation of materials for bank information memoranda (including a “private supplement” thereto), rating agency presentations and similar documents required in connection with the Debt Financing and delivering customary authorization letters with respect to the same (the “Authorization Letters”); provided that Laguna shall provide any such documents or other materials that include any material information regarding Orca to Orca for review and comment no fewer than two (2) Business Days prior to use in connection with the Debt Financing; (iii) to timely furnish Laguna and the Debt Financing Sources with the existing historical financial statements of Orca and its Subsidiaries to the extent reasonably necessary to satisfy any condition precedent required in connection with the Debt Financing; (iv) to provide Laguna all existing documentation and other information with respect to Orca and its Subsidiaries as shall have been reasonably requested in writing by Laguna at least six (6) Business Days prior to the Closing Date that is required in connection with the Debt Financing under applicable “know-your-customer” and anti-money laundering rules and regulations; (v) if applicable, to provide drafts of any customary payoff letters with respect to any Indebtedness of Orca and its Subsidiaries that is being repaid in connection with the Closing and otherwise taking such actions as are reasonably requested by the Laguna and the Debt Financing Sources in connection with the repayment of existing Indebtedness of Orca and its Subsidiaries and the release of related Liens; (vi) if applicable, to execute and deliver definitive documentation for the Debt Financing (including credit agreements, guarantee agreements, and pledge and security documents) no earlier than the

Closing Date and otherwise reasonably facilitate the granting of a security interest (and perfection thereof) and assist in the negotiation of any such agreements and other documents, including providing Laguna with any information reasonably necessary to complete customary schedules and closing and perfection certificates as may be required under the Debt Financing (provided that (A) upon the reasonable request of Laguna, any executed signature pages to such agreements and documents shall be delivered in escrow by Orca and its Subsidiaries a reasonable period of time prior to the Closing Date (but shall not be released from escrow except on the Closing Date) and (B) any obligations applicable to Orca and its Subsidiaries contained in all such agreements and documents shall be subject to the occurrence of the Closing and shall be effective no earlier than the Closing (other than with respect to the Authorization Letters)); and (vii) to otherwise reasonably cooperate in Laguna’s efforts to obtain the Debt Financing (including, if applicable, requesting of the appropriate Persons, and using its good faith efforts to obtain, customary officers certificates, solvency certificates and other similar documents as may reasonably be requested by Laguna and facilitating the pledge of, and granting of security interests in, the stock and assets of Orca and its Subsidiaries); provided that Orca shall not be required to provide, or cause any of its Subsidiaries to provide, cooperation under this Section 5.12(b) that: (A) in the good faith determination of Orca, would unreasonably interfere with the conduct of ongoing business of Orca and its Subsidiaries, taken as a whole; (B) causes any representation, warranty covenant or agreement in this Agreement to be breached; (C) causes any closing condition set forth in Article VI to fail to be satisfied; (D) subject to the proviso in clause (vi) above, requires entry into any definitive agreement in respect of the Debt Financing that would be binding on Orca or any of its Subsidiaries prior to the Closing (and the authorization of the execution, delivery and performance of such agreements shall be at the direction of Laguna and/or the board of directors (or similar body) of Orca or such Subsidiary as constituted by Laguna at Closing); (E) causes Orca or any of its Subsidiaries or their respective Representatives (1) to take any action that would reasonably be expected to conflict with or violate its organizational documents or applicable law or (2) to incur any liability (excluding, in the case of Orca and its Subsidiaries, (x) customary expenses to be reimbursed by Laguna and (y) contractual commitments that are not effective prior to the Closing); or (F) could reasonably be expected to adversely affect the Intended Tax Treatment. The pre-Closing board of directors of Orca and the pre-Closing directors, managers and general partners of its Subsidiaries, to the extent such Persons shall not remain in such capacity as of Closing, shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained. To the extent reasonably desirable or necessary in connection with the Debt Financing, Orca hereby consents to the use of the logos of Orca and each of its Subsidiaries in connection with the Debt Financing so long as such logos (i) are used solely in a manner that is not intended to, or reasonably likely to, harm or disparage Orca or any of its Subsidiaries or the reputation or goodwill of Orca or any of its Subsidiaries and (ii) are used solely in connection with a description of Orca or any of its Subsidiaries, its or their respective businesses and products, or the transactions contemplated hereby.

(c) Laguna shall (i) promptly upon request by Orca following the earlier of the Closing or the termination of this Agreement in accordance with Article VII, reimburse Orca for all reasonable, documented out-of-pocket costs incurred in good faith by Orca and its Subsidiaries and their affiliates and Representatives in connection with the cooperation contemplated by Section 5.12(b) and (ii) indemnify and hold harmless Orca and its Subsidiaries and their Affiliates and Representatives from and against any and all liabilities, losses, damages, claims, reasonable, documented out-of-pocket costs and expenses (including reasonable, documented out-of-pocket attorney’s fees and expenses), interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing.

(c) Laguna expressly acknowledges and agrees that its obligations hereunder are not conditioned in any manner upon Laguna obtaining any financing.

“Debt Financing Sources” means, collectively, (i) Persons (including any agents, arrangers, commitment parties, lenders and other entities) that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing or any other financing in connection with the transactions contemplated by this Agreement, including the parties to any joinder agreements or credit agreements entered into in connection therewith, (ii) the respective Representatives of each of the Persons specified in clause (i) above, and (iii) the respective successors and assigns of each of the Persons specified in clauses (i) and (ii) above.

Section 5.13. Employment Matters.

(a) The parties agree that (i) employees of Laguna and its Subsidiaries at the Laguna Effective Time who continue to remain employed with Laguna or its Subsidiaries (the “Laguna Continuing Employees”) and (ii) the employees of Orca and its Subsidiaries at the Orca Effective Time who continue to remain employed with Orca or its Subsidiaries (the “Orca Continuing Employees”) shall, during the period commencing at the Laguna Effective Time or Orca Effective Time, respectively, and ending on the one year anniversary of the Laguna Effective Time or Orca Effective Time, respectively, be provided with base salary or base wage, severance benefit protections, and pension and welfare benefits that are no less favorable, in the aggregate, than those provided to such Laguna Continuing Employees and Orca Continuing Employees, as applicable, immediately prior to the Effective Time or Orca Effective Time, respectively; provided, however, that the requirements of this sentence shall not apply to Laguna Continuing Employees or Orca Continuing Employees who are covered by a collective bargaining agreement, union, labor or similar Contract or who cease to be employed for any reason by Laguna and its Subsidiaries or Orca or its Subsidiaries (as the case may be).

(b) With respect to any Benefit Plan in which any Laguna Continuing Employee or Orca Continuing Employee (collectively, the “Relevant Continuing Employees”) first becomes eligible to participate on or after the Effective Time or Orca Effective Time, respectively (a “Relevant Benefit Plan”), each party shall use reasonable best efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any of its group health plans which is a Relevant Benefit Plan to be waived with respect to the other party’s Relevant Continuing Employees and their eligible dependents, (ii) give the other party’s Relevant Continuing Employees credit for the plan year in which the Laguna Effective Time or Orca Effective Time, respectively, occurs (or the plan year in which the Relevant Continuing Employee first becomes eligible to participate in the applicable Relevant Benefit Plan, if later) towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred during the plan year but prior to the Laguna Effective Time or Orca Effective Time, respectively (or eligibility date, as applicable), for which payment has been made and (iii) give the other party’s Relevant Continuing Employees service credit for such Relevant Continuing Employee’s employment with the other party for purposes of vesting, benefit accrual and eligibility to participate under each applicable Relevant Benefit Plan, as if such service had been performed with such party, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits (unless otherwise required under applicable Law) or to the extent it would result in a duplication of benefits.

(c) Nothing contained in this Agreement is intended to (i) be treated as an amendment of any particular Laguna Benefit Plan or Orca Benefit Plan, (ii) prevent Laguna, Orca, the Laguna Merger Surviving Corporation or any of their affiliates from amending or terminating any of their respective Benefit Plans in accordance with their terms, (iii) prevent Laguna, Orca, the Laguna Merger Surviving Corporation or any of their affiliates, after the Orca Effective Time, from terminating the employment of any Relevant Continuing Employees or (iv) create any third-party beneficiary rights in any employee of Laguna, Orca or any of their Subsidiaries or affiliates, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Relevant Continuing Employee by Laguna, Orca, the Laguna Merger Surviving Corporation or any of their affiliates or under any Benefit Plan which Laguna, Orca, the Laguna Merger Surviving Corporation or any of their affiliates may maintain.

Section 5.14. Obligations of Topco, U.S. Merger Sub, U.S. Holdco Sub and U.S. Holdco Sub 2. Orca shall take all actions necessary to cause each of Topco, U.S. Merger Sub, U.S. Holdco Sub, and U.S. Holdco Sub 2 to perform its obligations pursuant to this Agreement and to consummate the transactions contemplated by this Agreement upon the terms and subject to the conditions set forth in this Agreement. Upon the terms and subject to the conditions set forth in this Agreement, Orca, Topco, U.S. Merger Sub, U.S. Holdco Sub, and U.S. Holdco Sub 2 shall be jointly and severally liable for the failure by any of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

ARTICLE VI

CONDITIONS TO THE COMBINATIONS

Section 6.1. Condition to Each Party’s Obligation to Effect the Combinations. The obligations of the parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by such parties as of the Closing of each of the following conditions:

(a) Stockholder Approvals. The Laguna Requisite Vote shall be been obtained at the Laguna Stockholders’ Meeting and the Orca Requisite Vote shall have been obtained at the Orca Shareholder Meetings.

(b) Exchange Listing. The Topco Shares issuable in the Combinations shall have been authorized for listing on Nasdaq, subject to official notice of issuance.

(c) No Orders or Laws. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order or Law which is in effect and prohibits, restrains, prevents or makes illegal the consummation of the transactions contemplated by this Agreement.

(d) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act, and shall not be the subject of any stop order which is in effect suspending the effectiveness of the Registration Statement or any proceedings for that purpose.

(e) Competition and Other Approvals. Any waiting period (and any extension thereof) required under the Approvals set forth in Section 6.1(e) of the Laguna Disclosure Letter and Section 6.1(e) of the Orca Disclosure Letter and such other Approvals as are mutually agreed upon by the parties to be required, and any agreement (including any timing agreement) with any Governmental Entity not to consummate the transactions contemplated by this Agreement, shall in each case have expired or been terminated and (to the extent applicable) any such Approval shall have been obtained.

(f) Filing with the Registrar. The Orca Scheme Order shall have been sanctioned by the English Court with or without modification (but subject to any such modification being acceptable to each of Orca, Topco and Laguna) and the Orca Scheme Order shall have been delivered to the Registrar with due confirmatory receipt of the same.

Section 6.2. Additional Conditions to Orca’s and Topco’s Obligations to Effect the Combinations. The obligations of Orca and Topco to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver by Orca as of the Closing of each of the following additional conditions:

(a) Representations and Warranties of Laguna. (i) The representations and warranties of Laguna set forth in Section 4.2(a) shall be true and correct (except for de minimis inaccuracies) as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), (ii) each of the representations and warranties of Laguna set forth in and Section 4.3 shall be true and correct in all material respects as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), and (iii) each of the other representations and warranties of Laguna set forth in ARTICLE IV shall be true and correct (disregarding all qualifications or limitations as to “material”, “Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except in the case of clause (iii) where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Laguna.

(b) Performance of Obligations of Laguna. Laguna shall, in all material respects, have performed and complied with all obligations required to be performed or complied with by Laguna under this Agreement at or prior to the Laguna Effective Time.

(c) No Material Adverse Effect. At any time after the date of this Agreement there shall not have occurred and be continuing any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Laguna.

(d) Certificate of Satisfaction of Closing Conditions. Orca shall have received a certificate dated as of the Closing Date executed by a duly authorized officer of Laguna as to the satisfaction of the conditions set forth in Section 6.2(a), (b) and (c).

Section 6.3. Additional Conditions to Laguna’s Obligations to Effect the Combinations. The obligations of Laguna to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver as of the Closing of each of the following additional conditions:

(a) Representations and Warranties of Orca. (i) The representations and warranties of Orca set forth in Section 4.2(d) and Section 4.2(g) shall be true and correct (except for de minimis inaccuracies) as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), (ii) each of the representations and warranties of Orca set forth in Section 4.2(e), and Section 4.3 shall be true and correct in all material respects as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), and (iii) each of the other representations and warranties of Orca set forth in ARTICLE IV hereof shall be true and correct (disregarding all qualifications or limitations as to “material”, “Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except in the case of clause (iii) where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Orca.

(b) Performance of Obligations of Orca. Orca shall, in all material respects, have performed and complied with all obligations required to be performed or complied with by Orca under this Agreement at or prior to the Orca Effective Time.

(c) No Material Adverse Effect. At any time after the date of this Agreement there shall not have occurred and be continuing any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Orca.

(d) Certificate of Satisfaction of Closing Conditions. Laguna shall have received a certificate dated as of the Closing Date executed by a duly authorized officer of Orca as to the satisfaction of the conditions set forth in Section 6.3(a), (b) and (c).

ARTICLE VII

TERMINATION

Section 7.1. Termination by Mutual Consent. This Agreement may be terminated by mutual written consent of Laguna and Orca, by action authorized by their respective boards of directors, at any time prior to the Orca Effective Time.

Section 7.2. Termination by Either Laguna or Orca. This Agreement may be terminated by either Laguna or Orca, by action authorized by such Person’s board of directors, at any time prior to the Orca Effective Time:

(a) if the Orca Effective Time shall not have occurred by September 22, 2022 (such date as it may be extended under the proviso below, the “Termination Date”), whether such date is before or after the date of the receipt of the Laguna Requisite Vote or the Orca Requisite Vote; provided, however, that such date shall automatically be extended to January 22, 2023, if the only conditions that have not been satisfied (other than those conditions that Laguna and Orca have mutually agreed to waive, if and to the extent that such waiver is permitted by applicable Law, and other than those conditions that by their nature can only be satisfied at or immediately prior to the Scheme Effective Date) are one or more of the conditions set forth in (i) Section 6.1(c) to the extent relating to an Approval required by Section 6.1(e) or (ii) Section 6.1(e); provided, further, that the right to terminate this Agreement pursuant to this Section 7.2(a) may not be exercised by any party whose failure to perform any material covenant or obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of any such closing condition to be satisfied on or before the Termination Date;

(b) if (i) the Laguna Requisite Vote shall not have been obtained after a vote of the Laguna stockholders has been taken and completed at the Laguna Stockholders’ Meeting or at any adjournment or postponement thereof or (ii) the Orca Requisite Vote shall not have been obtained at the Orca Shareholder Meetings (or at any adjournment or postponement thereof) or the Orca Scheme is not sanctioned and the Orca Scheme Order is not issued by the English Court; or

(c) if any Governmental Entity that must grant a regulatory approval required under Section 6.1(e) has denied such grant in writing and such denial has become final, binding and non-appealable, or any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Combinations shall become final and non-appealable.

Section 7.3. Termination by Laguna. This Agreement may be terminated by Laguna by action authorized by the Laguna Board:

(a) at any time prior to the receipt of the Orca Requisite Vote, if the Orca Board shall have effected a Change in Orca Recommendation (whether or not in compliance with Section 5.2);

(b) at any time prior to the Orca Effective Time, if Orca breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Orca contained herein fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Section 6.3(a) through (c) and (ii) is not reasonably capable of being cured by Orca by the Termination Date or is not cured by Orca within 45 days after receiving written notice from Laguna; provided, that the right to terminate this Agreement pursuant to this Section 7.3(b) may not be exercised by Laguna if Laguna’s failure to perform any material covenant or obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of any such closing condition to be satisfied on or before the Termination Date; or

(c) at any time prior to the receipt of the Laguna Requisite Vote, if the Laguna Board shall have effected a Change in Laguna Recommendation in compliance with Section 5.2 in response to a Laguna All Cash Superior Proposal and in order for Laguna to enter into a merger agreement, acquisition agreement, purchase agreement or other similar agreement that the Laguna Board has authorized and directed Laguna to execute with respect to such Laguna All Cash Superior Proposal; provided, however, that this Agreement may not be so terminated unless (i) prior to or simultaneously with such termination the payment required by Section 7.5(b) has been made in full to Orca in accordance with Section 7.5(b), and (ii) simultaneously or promptly following such termination Laguna enters into such agreement.

Section 7.4. Termination by Orca. This Agreement may be terminated by Orca by action authorized by the Orca Board:

(a) at any time prior to the receipt of the Laguna Requisite Vote, if the Laguna Board shall have effected a Change in Laguna Recommendation (whether or not in compliance with Section 5.2);

(b) at any time prior to the Orca Effective Time, if Laguna breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Laguna contained herein fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Section 6.2(a) through (c) and (ii) is not reasonably capable of being cured by Laguna by the Termination Date or is not cured by Laguna within 45 days after receiving written notice from Orca; provided, that the right to terminate this Agreement pursuant to this Section 7.4(b) may not be exercised by Orca if Laguna’s failure to perform any material covenant or obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of any such closing condition to be satisfied on or before the Termination Date; or

(c) at any time prior to the receipt of the Orca Requisite Vote, if the Orca Board shall have effected a Change in Orca Recommendation in compliance with Section 5.2 in response to an Orca All Cash Superior Proposal and in order for Orca to enter into a merger agreement, acquisition agreement, purchase agreement or other similar agreement that the Orca Board has authorized and directed Orca to execute with respect to such Orca All Cash Superior Proposal; provided, however, that this Agreement may not be so terminated unless (i) prior to or simultaneously with such termination the payment required by Section 7.5(c) has been made in full to Orca in accordance with Section 7.5(c), and (ii) simultaneously or promptly following such termination Laguna enters into such agreement.

Section 7.5. Effect of Termination and Abandonment.

(a) Effect of Termination and Abandonment. In the event of termination of this Agreement pursuant to this Article VII (other than Section 7.1), written notice thereof shall be given to the other parties to this Agreement specifying the provisions of this ARTICLE VII to which such termination is made and the basis therefore described in reasonable detail, and this Agreement (other than as set forth in this Section 7.5 and 8.1) shall become void and of no effect with no liability on the part of any party (or of any of its directors, officers, employees, agents, legal and financial advisors or other Representatives); provided, however, that, except as otherwise provided herein, no such termination shall relieve any party of any liability or damages resulting from any fraud or willful and material breach of this Agreement; provided, further, that the parties shall cooperate with each other in connection with the withdrawal of any applications to or termination of proceedings before any Governmental Entity or any Self-Regulatory Organization in connection with the transactions contemplated by this Agreement. For purposes of this ARTICLE VII, (i) “fraud” shall mean, with respect to any Person, intentional (and not constructive) misrepresentation of a material fact by such Person with the actual knowledge (as opposed to imputed or constructive knowledge or knowledge that could have been obtained after inquiry, or recklessness or negligence) of such Person that such representation was false when made and which was made with the specific intent to induce the Person to whom such representation was made to enter into or consummate the transactions contemplated by this Agreement and (ii) “willful and material breach” shall mean a material breach that is a consequence of an act undertaken by the breaching party or failure to act by the breaching party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, cause a material breach of this Agreement.

(b) Termination Fee Payable by Laguna.

(i) In the event that (A) this Agreement is terminated by Orca pursuant to Section 7.4(a) or is terminated by either Laguna or Orca pursuant to Section 7.2(a) or 7.2(b)(i) (and, at the time of such termination pursuant to Section 7.2(a) or 7.2(b)(i), Orca had a right to terminate this Agreement pursuant to Section 7.4(a)), (B)(x) an Acquisition Proposal for Laguna shall have been publicly announced or made publicly known or otherwise communicated or made known to Laguna management or the Laguna Board (or any third party shall have publicly announced, communicated or made known a bona fide intention, whether or not conditional, to make a proposal with respect to an Acquisition Proposal) and not withdrawn prior to termination or such vote to adopt this Agreement, as applicable, at any time after the date of this Agreement and (y) this Agreement is subsequently terminated by Orca pursuant to Section 7.4(b) or is terminated by either Laguna or Orca pursuant to Section 7.2(a) or 7.2(b)(i) (and, at the time of such termination pursuant to Section 7.2(a) or 7.2(b)(i), Orca had a right to terminate this Agreement pursuant to Section 7.4(b) as a result of a failure by Laguna to perform any of its covenants or agreements contained in this Agreement), or (C) this Agreement is terminated by Laguna pursuant to Section 7.3(c), then, in any such case, Laguna shall, prior to or contemporaneously with such termination, pay or cause to be paid to Orca an amount equal to $207,839,918.46 (the “Laguna Termination Payment”) by wire transfer of same day funds, as reduced by the amount of any applicable Expense Reimbursement for Orca, if any.

(ii) In the event that (A) an Acquisition Proposal for Laguna shall have been publicly announced or made publicly known or otherwise communicated or made known to management or the Laguna Board (or any third party shall have publicly announced, communicated or made known a bona fide intention, whether or not conditional, to make a proposal with respect to an Acquisition Proposal) and not withdrawn prior to termination or such vote to adopt this Agreement, as applicable, at any time after the date of this Agreement, (B) this Agreement is subsequently terminated by Laguna or Orca pursuant to Section 7.2(a) or 7.2(b)(i), and (C) within nine (9) months of such termination pursuant to Section 7.2(a) or 7.2(b)(i), Laguna or any of its Subsidiaries executes an Alternative Acquisition Agreement with respect to, or consummates, or approves or recommends to the Laguna stockholders to accept, any Acquisition

Proposal (it being understood that, for purposes of this clause (C), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.2(a) except that each reference to “15% or more” in the definition of “Acquisition Proposal” and “Major Subsidiary” shall be deemed to be a reference to “50% or more”), then Laguna shall, prior to or contemporaneously with the completion of such acquisition or transaction, pay or cause to be paid to Orca, by wire transfer of same day funds, the Laguna Termination Payment, as reduced by the amount of any Expense Reimbursement for Orca previously paid, if any.

(iii) In the event that this Agreement is terminated by Orca pursuant to Section 7.2(b)(i) under circumstances in which the Laguna Termination Payment is not otherwise payable, then Laguna shall pay to Orca its reasonable documented out of pocket costs, fees, and expenses incurred in connection with its investigation, consideration, documentation, diligence and negotiations of this Agreement and the transactions contemplated hereby, including all fees and expenses of Orca’s and its Subsidiaries’ respective Representatives and financing sources (the “Expense Reimbursement for Orca”).

(c) Termination Fee Payable by Orca.

(i) In the event that (A) this Agreement is terminated by Laguna pursuant to Section 7.3(a) or is terminated by either Laguna or Orca pursuant to Section 7.2(a) or 7.2(b)(ii) (and, at the time of such termination pursuant to Section 7.2(a) or 7.2(b)(ii), Laguna had a right to terminate this Agreement pursuant to Section 7.3(a)), (B)(x) an Acquisition Proposal for Orca shall have been publicly announced or made publicly known or otherwise communicated or made known to Orca management or the Orca Board (or any third party shall have publicly announced, communicated or made known a bona fide intention, whether or not conditional, to make a proposal with respect to an Acquisition Proposal) and not withdrawn prior to termination or such vote to adopt this Agreement, as applicable, at any time after the date of this Agreement and (y) this Agreement is subsequently terminated by Laguna pursuant to Section 7.3(b) or is terminated by either Laguna or Orca pursuant to Section 7.2(a) or 7.2(b)(ii) (and, at the time of such termination pursuant to Section 7.2(a) or 7.2(b)(ii), Laguna had a right to terminate this Agreement pursuant to Section 7.3(b) as a result of a failure by Orca to perform any of its covenants or agreements contained in this Agreement), or (C) this Agreement is terminated by Orca pursuant to Section 7.4(c), then, in any such case, Orca shall, prior to or contemporaneously with such termination, pay or cause to be paid to Laguna an amount equal to $46,880,426.11 (the “Orca Termination Payment”) by wire transfer of same day funds, as reduced by the amount of any applicable Expense Reimbursement for Laguna, if any.

(ii) In the event that (A) an Acquisition Proposal for Orca shall have been publicly announced or made publicly known or otherwise communicated or made known to management or the Orca Board (or any third party shall have publicly announced, communicated or made known a bona fide intention, whether or not conditional, to make a proposal with respect to an Acquisition Proposal) and not withdrawn prior to termination or such vote to adopt this Agreement, as applicable, at any time after the date of this Agreement, (B) this Agreement is subsequently terminated by Laguna or Orca pursuant to Section 7.2(a) or 7.2(b)(ii), and (C) within nine (9) months of such termination pursuant to Section 7.2(a) or 7.2(b)(ii), Orca or any of its Subsidiaries executes an Alternative Acquisition Agreement with respect to, or consummates, or approves or recommends to Orca Shareholders to accept, any Acquisition Proposal (it being understood that, for purposes of this clause (C), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.2(a) except that each reference to “15% or more” in the definition of “Acquisition Proposal” and “Major Subsidiary” shall be deemed to be a reference to “50% or more”), then Orca shall, prior to or contemporaneously with the completion of such acquisition or transaction, pay or cause to be paid to Laguna, by wire transfer of same day funds, the Orca Termination Payment, as reduced by the amount of any Expense Reimbursement for Laguna previously paid, if any.

(iii) In the event that this Agreement is terminated by Laguna pursuant to Section 7.2(b)(ii) under circumstances in which the Orca Termination Payment is not otherwise payable, then Orca shall pay to Laguna its reasonable documented out of pocket costs, fees, and expenses incurred in connection with its investigation, consideration, documentation, diligence and negotiations of this Agreement and the transactions contemplated hereby, including all fees and expenses of Laguna and its Subsidiaries’ respective Representatives and financing sources (the “Expense Reimbursement for Laguna”).

(d) Nature of Termination Payment. The parties acknowledge and agree that neither the Laguna Termination Payment nor the Orca Termination Payment is a penalty but rather is a reasonable estimate of damages necessary to compensate Orca or Laguna, as the case may be, in the circumstances in which the Laguna Termination Payment or the Orca Termination Payment, as applicable, is payable. The parties hereby acknowledge and agree that the amount of the Laguna Termination Payment or the Orca Termination Payment, if and as applicable, is fair, after taking into account the value of the Orca Scheme and Laguna Merger, the other transactions contemplated hereby and all the costs and expenses already incurred by the parties before entering into this Agreement. In no event shall Laguna, on the one hand, or Orca, on the other hand, be required to pay to the other party more than one Laguna Termination Payment or the Orca Termination Payment, if and as applicable, pursuant to this Section 7.5.

(e) Exclusive Remedy. Subject to Section 7.5(a) (including with respect to willful and material breach or fraud) and Section 7.5(f), in the event that the Laguna Termination Payment or the Orca Termination Payment, as applicable, is paid in accordance with this Section 7.5, Orca and Topco, or Laguna, as applicable shall have no further recourse against Laguna, on the one hand, or Orca and Topco, on the other, in each case, for any and all losses, claims, damages, liabilities, costs, fees, expenses (including reasonable attorney’s fees and disbursements), judgments, inquiries and fines suffered as a result of any breach of any representation, warranty, covenant or obligation in this Agreement, and neither Laguna and its affiliates nor Orca and its affiliates, as applicable, or any of their respective former, current or future Representatives, agents, partners, managers, members, stockholders, assignees or affiliates shall have any further liability or obligations relating to or arising out of this Agreement; provided, however, that the foregoing shall not impair the rights of the parties, if any, to obtain injunctive relief pursuant to Section 8.14.

(f) Interest and Collection Expenses. Each of Laguna and Orca acknowledges that the agreements contained in this Section 7.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if either party fails to promptly pay or cause to be paid the amount due pursuant to this Section 7.5, and, in order to obtain such payment, the other party commences a suit that results in a judgment against such party for the payment set forth in this Section 7.5 or any portion of such payment, such party shall pay the other party its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the payment at the prime rate of Citibank, N.A., in effect on the date such payment was required to be paid, from the date on which such payment was required through the date of actual payment.

ARTICLE VIII

MISCELLANEOUS AND GENERAL

Section 8.1. Survival. This ARTICLE VIII and the agreements of Laguna and Orca contained in Section 5.10 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Combinations. This ARTICLE VIII, the agreements of Laguna and Orca contained in Section 5.9 (Expenses), Section 7.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement for the maximum period permitted by Law. No other representations, warranties, covenants and agreements in this Agreement shall survive the consummation of the Combinations or the termination of this Agreement; provided, that this Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Laguna Effective Time, which shall survive to the extent expressly provided for herein.

Section 8.2. Modification or Amendment. Subject to the provisions of applicable Law, and except as otherwise provided in this Agreement, this Agreement may be amended, modified or supplemented only by action taken by or on behalf of their respective boards of directors and pursuant to a written instrument executed and delivered by all of the parties, whether before or after approval of the matters presented in connection with the Laguna Merger by the Laguna stockholders or the Orca Scheme by the Orca Shareholders; provided that, after any such approval, no amendment shall be made for which applicable Law or the rules of any relevant stock exchange requires further approval by such stockholders without such further approval.

Section 8.3. Extension; Waiver. At any time prior to the Orca Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any covenants and agreements contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by Laguna shall require the approval of the Laguna stockholders unless such approval is required by Law and no extension or waiver by Orca shall require the approval of the Orca Shareholders unless such approval is required by Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 8.4. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 8.5. Governing Law; Jurisdiction, Waiver of Trial by Jury.

(a) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other jurisdiction; provided, however, that the Orca Scheme and matters related thereto shall be governed by, and construed in accordance with, English Law.

(b) Dispute Resolution. Each party to this Agreement hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof (the “Chosen Courts”), in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties to this Agreement hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof, (ii) agrees that any claim in respect of any such action or proceeding shall be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the parties to this Agreement agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Notwithstanding the foregoing, the Orca Scheme and matters related to the sanction thereof shall be subject to the jurisdiction of the English Court and any appellate courts therefrom. Each party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 8.5(b) in the manner provided for notices in Section 8.7. Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER OR RELATE TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR

OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) IT MAKES THIS WAIVER VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.5.

For the avoidance of doubt, this Section 8.5 shall survive the consummation of the Combinations.

Section 8.6. Disclosure Letters. Any disclosure contained in the Laguna Disclosure Letter or the Orca Disclosure Letter with reference to any section or subsection of this Agreement shall be deemed to apply to any other section or subsection of the Laguna Disclosure Letter or Orca Disclosure Letter, respectively, where the relevance of such disclosure is reasonably apparent on the face of such disclosure. The mere inclusion of any item in the Laguna Disclosure Letter as an exception to a representation or warranty of Laguna in this Agreement or the Orca Disclosure Letter as an exception to a representation or warranty of Orca in this Agreement shall not be deemed to be an admission that such item is a material exception, fact, event or circumstance, or that such item, individually or in the aggregate, has had or is reasonably expected to have, a Material Adverse Effect on Laguna, Orca or Topco, as applicable, or trigger any other materiality qualification.

Section 8.7. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing, shall be deemed duly given on the date of delivery, unless such day is not a Business Day in the location of receipt, in which case it shall be deemed delivered on the next Business Day in the location of receipt, and delivered personally or sent by registered or certified mail, postage prepaid or by prepaid overnight courier (providing written proof of delivery), in each case with a copy delivered by electronic mail, or by confirmed electronic mail, addressed as follows:

(a) If to Orca, Topco, Merger Sub, U.S. Holdco Sub, and U.S. Holdco Sub 2, to:

Ortho Clinical Diagnostics Holdings plc

1001 US Route 202

Raritan, NJ 08869

Attention:	Christopher Smith

Michael Schlesinger

Email:	[***]

[***]

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

555 Eleventh Street NW, Suite 1000

Washington, D.C. 20004

United States of America

Attention:	David I. Brown

Bradley C. Faris

Richard Butterwick

Email:	[***]

[***]

[***]

(b) If to Laguna, to:

Quidel Corporation

9975 Summers Ridge Rd.

San Diego, CA 92121

Attention:	Robert Bujarski

Michelle Hodges

Email:	[***]

[***]

with a copy (which shall not constitute notice) to:

Gibson Dunn & Crutcher LLP

555 Mission Street, Suite 3000

San Francisco, CA 94105-0921

United States of America

Attention:	Ryan A. Murr

Stephen I. Glover

Branden C. Berns

Email:	[***]

[***]

[***]

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above and notification of the same has been duly given to all other parties.

Section 8.8. Entire Agreement. This Agreement (including any exhibits hereto), the Orca Scheme Terms, the Laguna Disclosure Letter, the Orca Disclosure Letter and the Confidentiality Agreement, dated June 1, 2021, between Laguna and Orca (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

Section 8.9. No Third-Party Beneficiaries. Except as provided in Section 5.10 (Indemnification; Directors’ and Officers’ Insurance) and Section 7.5(e) (Effect of Termination and Abandonment; Exclusive Remedy), each of which shall inure to the benefit of the Persons benefiting therefrom, this Agreement is not intended to, and does not, confer upon any Person other than the parties any rights or remedies hereunder. The parties agree that the rights of third-

party beneficiaries under Section 5.10 shall not arise unless and until the Orca Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.3 without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. For the avoidance of doubt, this Section 8.9 shall survive the Scheme Effective Date.

Section 8.10. Obligations of Laguna and Orca. Whenever this Agreement requires a Subsidiary of Topco, Laguna or Orca to take any action, such requirement shall be deemed to include an undertaking on the part of Topco, Laguna or Orca, as appropriate, to cause such Subsidiary to take such action.

Section 8.11. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 8.12. Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Schedule or Exhibit, such reference shall be to a Section of, Schedule to or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The term “knowledge of Laguna ” shall be deemed to mean the actual knowledge of the individuals set forth on Section 8.12 of the Laguna Disclosure Letter. The term “knowledge of Orca” or “knowledge of Topco” shall be deemed to mean the actual knowledge of the individuals set forth on Section 8.12 of the Orca Disclosure Letter. For purposes of this Agreement, whenever the context requires the singular number shall include the plural, and vice versa. All references in this Agreement to “$” are intended to refer to United States dollars. Any reference to a particular Law means such Law as amended, modified or supplemented (including all rules and regulations promulgated thereunder) and, unless otherwise provided, as in effect from time to time.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 8.13. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by any of the parties without the prior written consent of the other parties. Any attempted or purported assignment in violation of the preceding sentence shall be null and void and of no effect whatsoever. Subject to the preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.14. Specific Performance.

(a) The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the specific terms hereof or were otherwise breached. It is accordingly agreed that prior to the termination of this Agreement in accordance with ARTICLE VII, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (without necessity of posting bond or other security (any requirements therefor being expressly waived)) in the Chosen Court, this being in addition to any other remedy to which they are entitled at Law or in equity.

(b) Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided in this Section 8.14 on the basis that (i) the party seeking such relief has an adequate remedy at Law or (ii) an award of specific performance is not an appropriate remedy for any reason at Law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

(c) In no event shall Laguna’s, Topco’s, or Orca’s right to seek specific performance pursuant to this Section 8.14 reduce, restrict or otherwise limit any right of such party to terminate this Agreement and to be paid the Laguna Termination Payment or Orca Termination Payment, as and if applicable; provided, that in no event shall Laguna, Topco or Orca be entitled to both specific performance pursuant to this Section 8.14 and payment of the Laguna Termination Payment or Orca Termination Payment, as applicable, with respect to the same conduct or action.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties as of the date first written above.

QUIDEL CORPORATION

By:	/s/ Douglas C. Bryant
Name: Douglas C. Bryant
Title: President and Chief Executive Officer

ORTHO CLINICAL DIAGNOSTICS HOLDINGS PLC

By:	/s/ Christopher Smith
Name: Christopher Smith
Title: Chief Executive Officer

CORONADO TOPCO, INC.

By:	/s/ Joseph Busky
Name: Joseph Busky
Title: President

[Signature Page to Business Combination Agreement]

LAGUNA MERGER SUB, INC.

By:	/s/ Joseph Busky
Name: Joseph Busky
Title: President

ORCA HOLDCO, INC.

By:	/s/ Joseph Busky
Name: Joseph Busky
Title: President

ORCA HOLDCO 2, INC.

By:	/s/ Joseph Busky
Name: Joseph Busky
Title: President

[Signature Page to Business Combination Agreement]

ANNEX I:

Defined Terms

Defined Term	Section

Acquisition Proposal	Section 5.2(a)
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.2(a)
Anti-Corruption Laws	Section 4.24(a)(ii)
Antitrust Approvals	Section 4.5
Applicable Data Protection Laws	Section 4.15(a)
Approvals	Section 4.5
Authorization Letters	Section 5.12(b)
Bankruptcy and Equity Exception	Section 4.3(a)
Benefit Plans	Section 4.10(a)
Bribery Act	Section 4.24(a)(ii)
Bryant	Section 3.1(a)
Business Day	Section 1.2
Carlyle	Recitals
Cash Portion	Section 1.4(b)
Change in Laguna Recommendation	Section 5.3(d)
Change in Orca Recommendation	Section 5.3(e)
Chosen Courts	Section 8.5(b)
Closing	Section 1.3
Closing Date	Section 1.3
Combination Consideration	Section 1.5(a)(i)
Combinations	Recitals
Confidentiality Agreement	Section 8.8
Continuing Employees	Section 5.13
Contract	Section 4.4(ii)
Contributions	Section 1.9
COVID-19	Section 4.1
Creditors	Section 5.3(a)
Debt Financing	Section 5.12(b)
Debt Financing Sources	Section 5.12
Designated Executives	Section 3.2
DGCL	Recitals
Disclosed	Section 5.1
DR Nominee	Section 1.1(a)
DTC	Section 5.3(a)
Effect	Section 4.1
English Court	Section 1.2
English Law	Recitals
Environmental Claim	Section 4.17
Environmental Laws	Section 4.17

Environmental Permits	Section 4.17
Excess Orca Scheme Shares	Section 1.4(d)
Exchange Act	Section 5.11
Exchange Agent	Section 1.7
Exchange Fund	Section 1.8(a)
Excluded Laguna Share	Section 1.5(a)(ii)
Excluded Orca Share	Section 1.4(a)
Expense Reimbursement for Laguna	Section 7.5(c)(iii)
Expense Reimbursement for Orca	Section 7.5(b)(iii)
Expenses	Section 5.1
FCPA	Section 4.24(a)(ii)
FDA	Section 4.25(b)
FDA Permits	Section 4.25(b)
Filings	Section 4.5
First Contribution	Section 1.9
Fractional Interests Trust	Section 1.4(d)
GAAP	Section 4.6(b)
Government Official	Section 4.24(a)(ii)
Governmental Entity	Section 4.5
HMRC	Section 5.3(a)
HSR Act	Section 4.5
Intellectual Property	Section 4.14(a)
Intended Tax Treatment	Section 2.2(d)
Intervening Event	Section 5.2(d)
IT Assets	Section 4.14(f)
knowledge of Laguna	Section 8.12(a)
knowledge of Orca	Section 8.12(a)
Labor Agreements	Section 4.12(a)
Laguna	Preamble
Laguna Board	Recitals
Laguna Book-Entry Interests	Section 1.8(b)(i)
Laguna Certificate	Section 1.8(b)(i)
Laguna Certificate of Merger	Section 1.3(b)
Laguna Change in Recommendation Notice	Section 5.2(e)
Laguna Continuing Employees	Section 5.13
Laguna Disclosure Letter	ARTICLE IV
Laguna Effective Time	Section 1.3(c)
Laguna Equity Right	Section 1.6(b)(ii)
Laguna ESPP	Section 1.6(b)(vi)
Laguna Exchange Ratio	Recitals
Laguna Financial Statements	Section 4.6(b)
Laguna Group	Section 4.1
Laguna Merger	Recitals
Laguna Merger Consideration	Section 1.5(a)(i)
Laguna Merger Surviving Corporation	Section 1.1(b)
Laguna Preferred Stock	Section 4.2(a)

Laguna Recommendation	Recitals
Laguna Reports	ARTICLE IV
Laguna Requisite Vote	Section 4.3(a)
Laguna Shares	Recitals
Laguna Stock Awards	Section 1.6(b)(ii)
Laguna Stock Option	Section 1.6(b)(i)
Laguna Stock Plans	Section 1.6(b)(i)
Laguna Stockholders’ Meeting	Section 5.3(d)
Laguna Termination Payment	Section 7.5(b)(i)
Law	Section 4.8
Leased Real Property	Section 4.19(b)
Lien	Section 4.2(c)
Limited Topco Equity Right	Section 1.6(a)(ii)
Major Subsidiary	Section 5.2(a)
Material Adverse Effect	Section 4.1
Material Intellectual Property	Section 4.14(b)
Maximum Laguna Insurance Amount	Section 5.10(a)
Maximum Orca Insurance Amount	Section 5.10(b)
Nasdaq	Section 1.8(b)(i)
Nasdaq Listing Application	Section 5.3(a)
Non-U.S. Benefit Plan	Section 4.10(f)
OFAC	Section 4.24(b)
Orca	Preamble
Orca Board	Recitals
Orca Change in Recommendation Notice	Section 5.2(e)
Orca Continuing Employees	Section 5.13
Orca Convening Hearing	Section 5.3(a)
Orca Conversion	Section 5.8(e)
Orca Deferred Stock	Section 4.2(a)
Orca Depositary	Section 1.4(c)
Orca Disclosure Letter	ARTICLE IV
Orca Effective Time	Section 1.3(c)
Orca Equity Right	Section 1.6(a)(ii)
Orca Exchange Ratio	Recitals
Orca Financial Statements	Section 4.6(c)
Orca General Meeting	Section 5.3(e)
Orca Group	Section 4.1
Orca Recommendation	Recitals
Orca Reports	ARTICLE IV
Orca Requisite Vote	Section 4.3(c)
Orca Restricted Stock Awards	Section 1.6(a)(iii)
Orca Sanction Hearing	Section 1.2
Orca Scheme	Recitals
Orca Scheme Consideration	Section 1.4(b)
Orca Scheme Document	Section 5.3(a)
Orca Scheme Meeting	Section 5.3(a)

Orca Scheme Meeting Publication	Section 5.3(a)
Orca Scheme Order	Section 1.2
Orca Scheme Shares	Section 5.3(a)
Orca Scheme Terms	Section 5.3(a)
Orca Shareholder	Section 1.4(e)
Orca Shareholder Meetings	Section 5.3(e)
Orca Shares	Recitals
Orca Stock Awards	Section 1.6(a)(ii)
Orca Stock Option	Section 1.6(a)(i)
Orca Stock Plans	Section 1.6(a)(i)
Orca Termination Payment	Section 7.5(c)(i)
Orders	Section 4.9
Organizational Documents	Section 4.4(ii)
Owned Real Property	Section 4.19(a)
Permits	Section 4.8
Permitted Liens	Section 1.1(b)
Person	Section 1.8(b)(i)
Personal Data	Section 4.15(a)
Proceedings	Section 4.9
Processing	Section 4.15(a)
Proxy Statement/Prospectus	Section 5.3(b)
Real Property	Section 4.19(b)
Registrar	Section 1.3(a)
Registration Statement	Section 5.3(b)
Regulatory Authority	Section 4.5
Relevant Benefit Plan	Section 5.13
Representatives	Section 5.5
Safety Notices	Section 4.25(e)
Scheme Counsel	Section 1.2
Scheme Directions Order	Section 5.3(a)
Scheme Effective Date	Section 1.2
SDRT	Section 5.3(a)
SEC	ARTICLE IV
Second Contribution	Section 1.9
Securities Act	Section 5.3(c)
Self-Regulatory Organization	Section 1.8(b)(i)
Severance Pay	Section 4.10(a)
Share Portion	Section 1.4(b)
Significant Customer	Section 1.1(a)
Significant Supplier	Section 1.1(b)
Stock Price Hurdle	Section 1.6(a)(iv)
Strikes	Section 4.12(a)
Subsidiary	Section 4.1
Superior Proposal	Section 5.2(d)
Tax	Section 4.11(k)
Tax Return	Section 4.11(k)

Taxable	Section 4.11(k)
Taxation	Section 4.11(k)
Termination Date	Section 7.2(a)
Timetable	Section 5.3(a)
Topco	Preamble
Topco Board	Section 1.6(c)
Topco Bylaws	Section 2.1
Topco Charter	Section 2.1
Topco Group	Section 2.2
Topco Restricted Stock Right	Section 1.6(a)(iii)
Topco Shares	Recitals
Topco Stock Awards	Section 1.6(a)(ii)
Topco Stock Option	Section 1.6(a)(i)
Trade Control Laws	Section 4.24(c)
Trade Sanctions Laws	Section 4.24(c)
Transfer Taxes	Section 5.8(c)
U.S. Holdco Sub	Preamble
U.S. Holdco Sub 2	Preamble
U.S. Merger Sub	Preamble
UK Scheme Regulations	Recitals
Voting Record Time	Section 5.3(a)
willful and material breach	Section 7.5(a)